Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on December 31, 2025 as Amendment No. 1 to the draft registration statement initially submitted on October 1, 2025 This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SILVER BOW MINING CORP.

(Exact name of Registrant as specified in its charter)

British Columbia	1000	98-1858068
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Silver Bow Mining Corp.

1401 Idaho Street

Butte Montana 59701

(406) 718-7593

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason K. Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 (303) 352-1133	Mark D. Wood, Esq. Elizabeth C. McNichol, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, IL 60661-3693 (312) 902-5493

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected to opt out of the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 31, 2025

PRELIMINARY PROSPECTUS

Common Shares

This is the initial public offering of the common shares of Silver Bow Mining Corp (the “Company”, “we”, “us”. “our” or “Silver Bow Mining”). We are offering                common shares (the “common shares”).

Prior to this offering, there has been no public market for our common shares. It is currently estimated that the initial public offering price for our common shares will be between $    and $    per share. We intend to apply to list our common shares on the NYSE American (“NYSE American”). We anticipate that our common shares will be trading on the NYSE American; however, there can be no assurance that such an application for trading will be approved. If we do not meet all of the NYSE American’s initial listing criteria or our application for listing is not otherwise accepted, we will not complete this offering. The offering price may not reflect the market price of our common shares after this offering. Our common shares are not listed or quoted for trading on any exchange or over the counter market.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary - Implications of Being an Emerging Growth Company” in this prospectus.

Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per common share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)

The underwriters and other broker-dealers will receive compensation for sales of the securities offered hereby at a fixed commission rate consisting of a cash fee equal to        % of the total gross proceeds of the offering. See “Underwriting” in this prospectus for additional information regarding total underwriter compensation.

This Offering is being conducted by Cantor Fitzgerald & Co. (the “Representative”), a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), as representative of the underwriters named in the underwriting agreement, including (collectively with the Representative, the “Underwriters”). To the extent that the Underwriters sell more than       common shares, the underwriters have the option exercisable by the Representative to purchase up to an additional           shares from us at the initial price to the public per common share, less the underwriting discount, to cover over-allotments, for 30 days after the date of this prospectus. None of the common shares offered are being sold by present security holders of Silver Bow Mining.

In connection with the filing and qualification of the registration statement of Silver Bow Mining on Form S-1 of which this prospectus is a part with the Commission, we are filing a preliminary prospectus (the “Canadian Prospectus”) with the securities regulatory authorities in the provinces of British Columbia and Ontario (the “Canadian Jurisdictions”), for the purposes of qualifying this offering in Canada.

The underwriters expect to deliver the common shares to purchasers on or about _________, 2025

Cantor

Prospectus dated    , 2025.

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS AND EXCHANGE RATES

This prospectus is a part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the SEC. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.

For investors outside the United States and Canada: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and in Canada. Persons outside the United States or Canada who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States and Canada.

We are Silver Bow Mining Corp., formerly known as Blackjack Silver Corp., a British Columbia corporation, which together with our subsidiaries we refer to as “Silver Bow Mining,” the “Company”, “Silver Bow Mining”, “we”, “our”, or “us”.

Unless otherwise specified, all dollar amounts are expressed in United States dollars. All references to “$” refer to United States dollars. All references to “C$” refer to Canadian dollars. All references to “common shares” and “shares” refer to the common shares in our capital stock, unless otherwise indicated.

Silver Bow Mining Corp., the Silver Bow Mining logo and other trademarks or service marks of Silver Bow Mining appearing in this prospectus are the property of Silver Bow Mining or its subsidiaries. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

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GLOSSARY OF MINING TERMS

S-K 1300 Definitions

Development Stage Issuer	A “development stage issuer” is an issuer that is engaged in the preparation of mineral reserves for extraction on at least one material property.
Development Stage Property	A “development stage property” is a property that has mineral reserves disclosed, pursuant to this subpart, but no material extraction.
Exploration Stage Issuer	An “exploration stage issuer” is an issuer that has no material property with mineral reserves disclosed.
Exploration Stage Property	An “exploration stage property” is a property that has no mineral reserves disclosed.
Indicated Mineral Resource	An “indicated mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve
Inferred Mineral Resource	An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
Measured Mineral Resource	A “measured mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.
Mineral Reserve	A “mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
Mineral Resource	A “mineral resource” is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Modifying Factors

Modifying factors are the factors that a qualified person must apply to indicated and measured mineral resources and then evaluate in order to establish the economic viability of mineral reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated mineral resources to proven and probable mineral reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; environmental remediation, plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Probable Mineral Reserve	A “probable mineral reserve” is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Production Stage Issuer	A “production stage issuer” is an issuer that is engaged in material extraction of mineral reserves on at least one material property.

Production Stage Property	A “production stage property” is a property with material extraction of mineral reserves.

Proven Mineral Reserve	A “proven mineral reserve” is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

ABBREVIATIONS

Abbreviation	Definition
Ag	Silver
Ag-Eq	Silver Equivalent
Ag_opt	Silver ounces per ton
Au	Gold
Au_opt	Gold ounces per ton
BQM	Butte Quartz Monzonite
BSB	consolidated city-county government of Butte-Silver Bow County
C$	Canadian Dollar
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
Cu	Copper
DEQ	State of Montana Department of Environmental Quality
ft	feet
IVD2	Inverse Distance Squared
LLP	Limited Liability Partnership
NN	Nearest Neighbor
NSR	Net Smelter Return Royalty
OK	Ordinary Kriging
opt	ounce per ton
Pb	Lead
Pb_pct	Lead pounds per conventional ton
RQD	Rock Quality designation
tonne	Metric tonne
Zn	Zinc
Zn_pct	Zinc pounds per conventional ton

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our securities. If any of the following risks materialize, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.

The information presented in this prospectus assumes (i) an initial public offering price of $          per share and (ii) unless otherwise indicated, that the Underwriters do not exercise their option to purchase additional common shares.

Our Company

Business Overview

We were incorporated under the name Blackjack Silver Corp. pursuant to the Ontario Business Corporations Act on August 31, 2020. We changed our name to Silver Bow Mining Corp. pursuant to a certificate of amendment effective February 18, 2025. On May 27, 2025 we continued as a British Columbia corporation under the provisions of the British Columbia Business Corporations Act (the “BCBCA”). We are domiciled in British Columbia, Canada and maintain a head office in Butte, Montana. We have no maximum authorized share capital and no par value.

We are a minerals exploration company focused on silver, zinc, gold, lead, and copper targets in Montana. We own approximately 3,300 acres in patented mineral claims in Silver Bow County, Montana, USA. Our primary mineral claim property is called the “Rainbow Block”, which is composed of approximately 878 acres of mineral rights, benefiting from over 100 years of exploration, mining, and metallurgical data. In addition to the Rainbow Block, we have approximately 2,420 acres of mineral rights in Silver Bow County, represented by the Marget Ann Block, the Goldsmith Block, the Travona Block, and the Emma Block.

This is our initial public offering, and no public market currently exists for our common shares. The offering price may not reflect the market price of our stock after this offering. Our common shares are not listed for trading on any exchange or automated quotation system.

We are an exploration stage company, with no history of operations, mining or refining mineral products. There is no assurance that the Rainbow Block will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings.

We intend to submit an application for listing of our common shares for trading on the NYSE American. We anticipate that our common shares will be traded on the NYSE American; however, there can be no assurance that such an application for trading will be approved. If we do not meet all of the NYSE American’s initial listing criteria or our application for listing is not otherwise accepted, we will not complete this offering.

For further information about us, see “Business” and “Description of Property” in this prospectus.

Contact Information

Our principal executive offices are located at 1401 Idaho Street, Butte, Montana 59701 and our telephone number is (406) 718-7593. Our website is www.silverbowmining.com. The information on our website is not incorporated by reference into this prospectus.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Organizational Structure

We have 4 wholly-owned subsidiaries, SBM Montana LLC, (a Delaware limited liability company), SBM Properties LLC (a Montana limited liability company), Ferry Lane Limited (a British Virgin Islands company) and Ferry Lane Management LLC (a Wyoming limited liability company).

The Rainbow Block Property

The Rainbow Block is situated in the historical Butte Mining District (officially known as the Summit Valley Mining District but referred to herein as the Butte Mining District) in Silver Bow County, Montana, USA, in an area characterized by its distinctive topographic setting along the Continental Divide. Strategically located in the northern part of Butte and encompassing portions of Walkerville, the property lies within a region renowned for its rich mining heritage. The historic Alice Pit occupies the north-central portion of the property, while the Berkeley Pit lies directly southeast of the block. Montana Resources LLP operates the active Continental Pit approximately 1.5 miles east of the Rainbow Block, currently producing copper and molybdenum concentrates.

The property comprising the Rainbow Block encompasses 129 patented mining claims totaling approximately 878 acres, located within Sections 6 and 7, Township 3N, Range 7W, and Sections 1, 11 and 12, Township 3N, Range 8W. We control approximately 299 acres of surface rights within the property boundaries, with the remaining surface rights held by various third parties. These patented claims provide secure, perpetual ownership of the mineral rights without annual maintenance requirements typically associated with unpatented claims.

The Rainbow Block spans a significant elevation range across three distinct topographic zones. Lower Butte, known locally as “the Flats,” is located within Summit Valley at approximately 5,500 ft above sea level. Upper Butte, commonly called “Uptown,” is situated at approximately 5,700 ft above sea level. The Rainbow Block itself extends upward to elevations of 6,400 ft above sea level.

The mineral rights to the Rainbow Block are held through Ferry Lane Limited, a wholly-owned subsidiary of ours.

We own approximately 299 acres of private surface lands in the Rainbow Block which may be utilized for development of the Rainbow Block. Several small portions of the Rainbow Block surface rights are owned by third parties. We are in the process of identifying the ownership of these parcels for the purpose of acquiring additional private surface land within the claim block.

The Rainbow Block is classified as an exploration stage property under S-K 1300. In 2024, we commissioned an independent technical report for the Rainbow Block to determine a mineral resource estimate covering 42 distinct veins identified to date. The report was prepared pursuant to S-K 1300 and is entitled “Technical Report Summary, Rainbow Block, Butte Mining District, Silver Bow County, Montana, USA” with an effective date of December 31, 2024 and an issue date of May 27, 2025 (the “Rainbow Block Technical Report”) This assessment, completed by Dahrouge Geological Consulting in compliance with S-K 1300, established an initial Inferred Mineral Resource of 11.48 million tons grading 14.8 opt (507.4 grams / tonne) Ag-Eq, containing metal of 170.0 million ounces Ag-Eq. The property does not currently contain any Measured or Indicated Mineral Resources or any Mineral Reserves as defined by S-K 1300.

For a discussion of the Rainbow Block’s geology, mineralization, exploration history, and mineral resource estimate, see “Description of Property” in this prospectus.

Additional Information

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this document, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations, and prospects may have changed since the date hereof.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

●	exemption from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We elected to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We may take advantage of these exemptions for up to five years. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as amended, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Implications of Being a Smaller Reporting Company

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	had a public float of less than $250 million as of the last business day of our most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of our voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act, or the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for shares of our common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

We believe that we are a smaller reporting company, and as such that we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements may make our securities less attractive to potential investors, which could make it more difficult for our security holders to sell their securities.

Summary Risk Factors

We and our business are subject to material risks, which could cause actual results, performance and achievements to differ materially from those anticipated. See the risk factors set forth in the section entitled “Risk Factors” in this prospectus. These risks can be summarized as follows:

Risks Related to our Company

●	Our reliance on a single material property presents development risks that could adversely affect our financial condition.

●	We have no history of mineral production and there can be no guarantee we will achieve mineral production.

●	We are an early stage exploration company which presents additional risks to our success.

●	Our properties are in the exploration stage and there can be no assurance that our mineral properties will result in reserves.

●	As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

●

We expect that we will be considered a smaller reporting company under the Exchange Act and will be exempt from certain disclosure requirements, which could make our common shares less attractive to potential investors.

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●	We believe that we may be a “passive foreign investment company” for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

●	A limited number of our stockholders own a large percentage of our common shares and exercise control over us.

●	We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

●	We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

●	We are subject to risks regarding completing and integrating acquisitions that could adversely affect our business.

●	We are reliant on certain key personnel, the loss of which could have a negative impact on our operations.

●	Certain of our directors and officers may have conflicts of interest due to affiliations with other companies involved in natural resource exploration.

●	We may experience difficulty attracting and retaining qualified management to meet the needs of our anticipated growth, and the failure to manage our growth effectively could have a material adverse effect on our business and financial condition.

Risks Related to the Mining Industry

●	Mining operations generally involve a high degree of risk and there is no certainty that the expenditures to be made by us towards the exploration and evaluation of silver or other minerals will result in discoveries or production of commercial quantities of silver or other minerals.

●	Equipment failures, natural disasters, severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could lead to disruptions in our business functions.

●

We do not currently insure that we have good, marketable tittle to our properties. There are uncertainties as to title matters in the mining industry and any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations.

●	Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.

●	We currently have limited surface rights at the Rainbow Block. We will need to aquire additional surface rights in the future to develop and mine the project.

●	The title to our mineral property interests may be challenged.

●	Natural resource properties are largely contractual in nature and there may be instances where we would be forced to take legal action to enforce our contractual rights.

●	The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	Our business is subject to a number of risks and such occurrences may results in damage to mineral properties or production facilities.

●	Our operations rely on adequate infrastructure and without reliable infrastructure, our capital and operating costs may be affected.

●	We have and may incure additional remediation obligations that could negatively impact our cash flows and results of operations.

Risks Related to our Financial Condition and our Common Shares

●	We have a limited operating history on which to base an evaluation of our business and prospects.

●	We have no operating cash flow, a history of losses and there can be no assurance we will ever achieve profitability.

●	We will require significant additional capital to fund our business plan.

●	Increased costs could affect our financial condition.

●	Investors in this offering will experience immediate and substantial dilution of their investment as a result of this offering .

●	Fluctuations in the price of our common shares.

●	The price of our common shares is likely to be significantly affected by short-term changes in mineral prices or in financial condition or results of operations as reflected in our quarterly earnings reports.

●	No dividends on the common shares have been paid by us to date and there can be no guarantee dividends will be paid in the future.

●	We may choose to raise capital through acquisitions or equity, resulting in dilution to existing shareholders.

●	If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders.

The foregoing is a summary of significant risk factors that we think could cause our actual results to differ materially from expected results. However, there could be additional risk factors besides those listed herein that also could affect us in an adverse manner. You should read the risk factors set forth in the section entitled “Risk Factors” beginning on page 14 of this prospectus.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The Offering

Common Shares offered by us	common shares, based on a public offering price of $ per common share.

Common Shares to be outstanding after this offering	common shares.
Option to purchase additional common shares	We have granted the Underwriters the right to purchase up to additional common shares to be sold in the offering within days after the closing of the offering.

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common shares in this offering will be approximately $           million, assuming an initial public offering price of $           per share as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to fund our ongoing mining and exploration activities, and for working capital and general corporate purposes. See “Use of Proceeds.

Dividend Policy	We have paid no dividends on the common shares to date and we do not expect to pay dividends on our common shares in the foreseeable future.

Listed and trading symbol	Our common shares are not listed or quoted for trading on any exchange or over the counter market. We intend to submit an application for listing of the common shares on the NYSE American. We anticipate that our common shares will be accepted for trading on the NYSE American; however, there can be no assurance that such an application for listing will be approved. If we do not meet all of the NYSE American's initial listing criteria or our application for listing is not otherwise accepted, we will not complete this offering.

Risk Factors

Investment in our securities involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included in this prospectus, before investing in our common shares.

Tax Considerations	Please read “Material Federal Income Tax Considerations”.
Underwriter’s Commission

The Underwriters and other broker-dealers will receive compensation for sales of the securities offered hereby at a fixed commission rate consisting of: (i) a cash fee equal to % of the total gross proceeds of the offering; and (ii) Underwriter Warrants exercisable at a price of $ for a period beginning 180 days from the closing date of the Offering and expiring 18 months from the closing date of the Offering to acquire the number of common shares equal to % of the common shares sold during this offering. See "Underwriting" in this Prospectus.

The number of common shares to be outstanding after this offering is based on an aggregate of 238,855,200 common shares outstanding as of December 22, 2025. The disclosure above does not include:

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

●	8,574,042 common shares issuable upon exercise of outstanding warrants at an average weighted exercise price of $0.49 per common share;

●	16,075,000 common shares issuable upon exercise of outstanding options, at a weighted average exercise price of $0.14 per share, of which 13,991,667 shares were vested;

●	956,568 common shares issuable upon settlement of outstanding restricted stock units;

●	14,000,000 common shares issuable upon exercise of an outstanding performance warrant at $0.31 per share; and

●	6,853,952 common shares reserved for future issuance under our stock option plan, plus any future increases in the number of common shares reserved for issuance under our stock option plan pursuant to evergreen provisions.

Except as otherwise indicated herein, all information in this prospectus, including the number of common shares that will be outstanding after this offering does not include the exercise of the Underwriters option to purchase additional common shares.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

SUMMARY OF CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical audited consolidated financial data as at and for the fiscal years ended December 31, 2024 and 2023 and for the nine month periods ended September 30, 2025 and 2024. The historical summary consolidated financial data set forth in the following tables has been derived from our consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such interim financial statements. You should read this data together with Silver Bow Mining’s consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Silver Bow Mining’s historical results are not necessarily indicative of our future results.

Condensed Consolidated Statements of Operations and Comprehensive Loss:

(expressed in United States Dollars)

	(Unaudited) nine months ended September 30,		Year ended December 31,
	2025	2024	2024	2023
Net loss from operations	$(9,048,216)	(3,869,689)	(4,808,639)	(1,332,156)
Acquisition Costs	—	—	—	—
Net loss and comprehensive loss	(9,124,931)	(3,616,511)	(4,808,639)	(1,332,156)
Net loss per share, basic and diluted	$(0.0563)	$(0.0261)	$(0.0332)	$(0.0155)
Weighted average shares to compute net loss per share, basic and diluted	162,184,847	138,632,365	144,776,368	85,314,980

Selected Consolidated Balance Sheet Data

(expressed in United States Dollars)

	(Unaudited) September 30, 2025	December 31,
		2024	2023
Cash and cash equivalents	$1,257,262	$255,630	$1,590,770
Total current assets	$1,424,563	$419,887	$1,810,757
Total assets	$40,154,792	$38,573,865	$32,866,015
Current liabilities	$833,426	$4,683,555	$571,836
Total liabilities	$1,055,844	$5,264,999	$1,419,720
Total stockholders’ equity	$39,098,948	$33,308,866	$31,446,295
Total liabilities and stockholder’s equity	$40,154,792	$38,573,865	$32,866,015

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the consolidated financial statements and the related notes, before making a decision to buy our common shares. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Condition

We have a limited operating history on which to base an evaluation of our business and prospects.

We are an exploration stage company and have no history of revenue producing operations, mining or refining mineral products. We are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on an investment for investors in the common shares and our likelihood of success must be considered in light of our early stage of operations.

There can be no assurance that the Rainbow Block or any other property will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to the successful completion of further technical studies, acquiring required surface rights, permitting requirements and the construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations.

We have no operating cash flow, a history of losses and there can be no assurance we will ever achieve profitability.

We have no operating cash flow and a history of losses, and we anticipate having no operating cash flow until one of our contemplated projects comes into production, which may or may not occur. For the financial year ended December 31, 2024, we had a negative operating cash flow of $2,636,429. We have no source of operating cash flow and there can be no assurance that we will ever achieve revenue or profitability. Accordingly, we are dependent on third party financing to continue exploration activities on our properties, maintain capacity and satisfy contractual obligations. The amount and timing of expenditures will depend on a number of factors, including in material part the progress of ongoing exploration, acquisition of necessary surface rights, the results of consultants’ analyses and recommendations, the entering into of any strategic partnerships and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our properties or require us to sell one or more of our properties. These conditions, including other factors described herein, create a material uncertainty regarding our ability to continue as a going concern.

We will require significant additional capital to fund our business plan.

We plan to focus on exploring for minerals and will use our working capital to carry out such exploration. We have no source of operating cash flow and no assurance that acceptable additional funding will be available to us for the further exploration and development of our projects. It is likely that the development and exploration of our properties will require substantial additional financing after the completion of this initial public offering. Further exploration and development of the Rainbow Block and/or other properties, including property interests acquired by us in the future, may be dependent upon the ability to obtain acceptable financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be acceptable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of our projects and we may become unable to carry out our business objectives.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Increased costs could affect our financial condition.

We anticipate that costs at our projects and properties that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing grade, metallurgy and revisions to mine plans, if any, in response to the geometries and locations of Mineral Resources. In addition, costs are affected by the price of commodities such as fuel, steel, rubber, and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain locations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

Risks Related to our Company

Our reliance on a single material property presents development risks that could adversely affect our financial condition.

The Rainbow Block is our only material property currently being assessed for exploration and, if warranted, development. As a result, unless we acquire additional property interests or seek to assess and develop our other properties, any adverse developments affecting this property would have a material adverse effect upon us and would materially affect our potential mineral production, profitability, financial performance and results of operations. While we may seek to develop our other mining claims or acquire additional mineral properties in accordance with our business objectives, there can be no assurance that we will be able to identify suitable additional mineral properties or, if we do identify suitable properties, that we will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to us, or at all, or that we will be able to successfully develop such properties and bring such properties into commercial production.

There can be no assurance that we will:

●	Identify additional properties or assess and develop our other properties with suitable mineralization or development potential;

●	Secure sufficient financial resources to acquire or develop such properties;

●	Successfully negotiate acquisition terms acceptable to our business needs; or

●	Successfully develop any such properties and bring them into commercial production.

Investors should carefully consider the risks associated with our current reliance on a single material property when evaluating an investment in us.

We have no history of mineral production and there can be no guarantee we will achieve mineral production.

We have no history of commercial mineral production from the Rainbow Block. Our company has not yet demonstrated the ability to develop a mineral property through to commercial production.

The Rainbow Block represents an exploration-stage venture with inherent uncertainties and risks. Though we have identified an Inferred Mineral Resource on the property, this resource cannot be considered a Mineral Reserve under current regulatory standards as economic viability has not yet been demonstrated through appropriate engineering and economic studies. No Measured or Indicated Mineral Resources have been established to date. Quantities and/or grade described in this prospectus should not be interpreted as assurances of a potential resource or reserve, or of potential future mine life or of the profitability of future operations.

Our ability to achieve commercial production is subject to numerous risks and uncertainties, including:

●	The possibility that our exploration programs may not identify commercially viable mineralization
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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	Technical challenges in designing and constructing efficient mining and processing facilities

●	Obtaining necessary permits and regulatory approvals

●	Securing adequate financing for development and operational costs

●	Fluctuations in commodity prices that could affect project economics

●	Metallurgical, processing, and recovery challenges that could impact profitability

●	Environmental, social, and infrastructure considerations that could delay or modify development plans

There is no assurance that our planned expenditures on exploration and development will result in the discovery of mineral deposits that can be economically extracted. Even where significant mineralization is identified, numerous technical and economic factors must be resolved before any property can be brought to the production stage. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time. Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of our contemplated projects can be mined profitably. Substantial expenditures are required to establish mineral resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The path from exploration to commercial production involves multiple complex stages, each with its own challenges and capital requirements.

Investors should understand that mineral exploration and development is a highly speculative business with a high risk of failure to achieve commercial production, even following the identification of mineral resources. No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource or reserve, or that any such mineral resource or reserve will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral resources or reserves, incurred expenditures will generally not be recoverable.

Our properties are in the exploration stage and there can be no assurance that our mineral properties will result in reserves.

We have not established that our properties contain any Mineral Reserve according to recognized reserve guidelines, nor can there be any assurance that we will be able to do so. A Mineral Reserve is defined by the SEC in Regulation S-K 1300 as that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of Regulation S-K 1300 is extremely remote; in all probability our mineral properties do not contain any “reserves” and any funds that we spend on exploration could be lost. Even if we do eventually discover a Mineral Reserve on our properties, there can be no assurance that it can be developed into producing mines or that we will be able to extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the mineral deposit to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The development and exploration plans and costs associated with the Rainbow Block may differ from the estimates in the S-K 1300 Report.

The S-K 1300 Report contains estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to the Rainbow Block. These estimates are based on a variety of factors and assumptions, and there can be no assurance that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates in the S-K 1300 Report depending on a variety of factors, many of which are not within our control, including, but not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the price of silver, zinc, gold, lead, and copper, short-term operating revisions to mine plans; equipment failures; industrial accidents; natural phenomena; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for development and operations; labor shortages or strikes; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism, applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

We do not currently insure against all the risks and hazards of mineral exploration, development and mining operations.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Although we may maintain insurance to protect against certain risks in such amounts as considered to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which it may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may enter into joint ventures and partnerships which will expose us to risks related to third-party performance under these agreements.

We may in the future enter into partnerships, option agreements and/or joint ventures as a means of acquiring additional property interests or to fully exploit the exploration and production potential of our assets. The failure of any partner to meet its obligations to us or other third parties, or any disputes with respect to third parties’ respective rights and obligations, could have a material adverse effect on our rights under such agreements. We may also be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, which may have a materially adverse impact on the strategic value of the underlying mineral claims. Furthermore, in the event we are unable to meet our obligations or share of costs incurred under agreements to which we are a party, we may have our property interests subject to such agreements reduced as a result or face the termination of such agreements.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

We are subject to risks regarding completing and integrating acquisitions that could adversely affect our business.

From time to time, it can be expected that we will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, will require significant attention by our management, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in its acquisition activities depends upon our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully. Any acquisitions would be accompanied by risks. In the event that we choose to raise debt capital to finance any such acquisitions, our leverage will be increased. If we choose to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisitions with its existing resources, which would result in the depletion of such resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that we would be able to successfully integrate the acquired business into our pre-existing business or that any such acquisition would not have a material and adverse effect on us.

We are reliant on certain key personnel, the loss of which could have a negative impact on our operations.

Our development will depend on the efforts of key management and other key personnel, including C. Travis Naugle, our CEO and Chairman and Wade Black, our Chief Financial Officer. Loss of any of these people, particularly to competitors, could have a material adverse effect on our business. Further, with respect to the future development of our projects, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel in our industry is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside our control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect our ability to employ the specific personnel required. Due to our relatively small size, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on our business, results of future operations and financial condition. Moreover, we do not intend to take out ‘key person’ insurance in respect of any directors, officers or other employees.

Certain of our directors and officers may have conflicts of interest due to affiliations with other companies involved in natural resource exploration.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving our business must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of our business and shareholders.

Our business and our ability to develop our properties is strongly affected by the world market price of silver, zinc, gold and lead.

Our business is strongly affected by the world market price of silver, zinc, gold and lead. Global commodity prices fluctuate widely and are affected by numerous factors beyond our control, including global demand and production levels; political and economic conditions; producer hedging activities; speculative activities; inflation; interest rates; central bank lending, sales and purchases of silver, zinc, gold and lead; the strength of, and confidence in, the U.S. dollar, the currency in which the price of silver, zinc, gold and lead is generally quoted; and currency exchange rates.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The price of metals has fluctuated widely in recent years, and any future sustained commodity price declines could cause continued development of, and commercial production from, our projects to be uneconomic. Depending on the price of commodities, our cash flow from any mining operations may be insufficient to meet our operating needs and capital expenditures, and as a result we could experience losses and/or may curtail or suspend some or all of our exploration, development, construction and mining activities or otherwise revise our mine plans, and exploration, development and construction plans, and could lose our interest in, or be forced to sell, some or all of our properties. Further, if forced to use significantly lower commodity prices for mineral resource calculations for the Rainbow Block life-of-mine could result in material write-downs in our mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices could impact operations by requiring a reassessment of the feasibility of our projects, including Rainbow Block. Such a reassessment may be the result of a management decision or may be required under financing or transactions related to a particular project. Even if such project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

There are significant uncertainties regarding the price of silver and other commodities and the availability of equity financing for the purposes of mineral exploration and development and these economic trends may limit our ability to develop and/or further explore mineral properties.

There are significant uncertainties regarding the price of silver and the availability of equity financing for the purposes of mineral exploration and development. Our future performance will be largely tied to the operation of Rainbow Block, the development of Rainbow Block, and the commodity and financial markets. Financial markets were volatile throughout 2024 and 2025, and may continue to be volatile, reflecting ongoing concerns about the stability of the global economy and global growth prospects. These economic trends may limit our ability to develop and/or further explore the mineral properties in which we currently, or may in the future, hold an interest. If these increased levels of volatility and market uncertainty continue, our operations and the price of our common shares could be adversely impacted.

When required, we may not be able to certify that our internal control over financial reporting is effective, which may negatively impact the market price of our common shares.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Though we intend to put into place a system of internal controls appropriate for its size, and reflective of its level of operations, there are limited internal controls currently in place. We have a very limited history of operations and have not made any assessment as to the effectiveness of its internal controls. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the common shares could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

We are dependent upon information technology systems, which are subject to disruption, damage, failure and risks associated with implementation and integration.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity threats, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Risks Related to the Mining Industry

Mining operations generally involve a high degree of risk and there is no certainty that the expenditures to be made by us towards the exploration and evaluation of silver or other minerals will result in discoveries or production of commercial quantities of silver or other minerals.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of silver and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. The financing, exploration, development and mining of any of our properties is furthermore subject to a number of macroeconomic, legal and social factors, including commodity prices, laws and regulations, political conditions, currency fluctuations, the ability to hire and retain qualified people, the inability to obtain suitable adequate machinery, equipment or labor and obtaining necessary services in jurisdictions in which we operate. Unfavorable changes to these and other factors have the potential to negatively affect our operations and business.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a silver or other precious or base metal or mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

There is no certainty that the expenditures to be made by us towards the exploration and evaluation of silver or other minerals will result in discoveries or production of commercial quantities of silver or other minerals. In addition, once in production, mineral reserves are finite and there can be no assurance that we will be able to locate additional reserves as our existing reserves are depleted.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Our business is subject to a number of risks and such occurrences may result in damage to mineral properties or production facilities. Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could lead to disruptions in our business functions.

Equipment failures, natural disasters including severe weather, terrorist acts, acts of war, cyber-attacks or other breaches of network systems or security that affect computer systems within our network could disrupt our business functions, including the Company’s exploration and any future production activities. We face exposure to natural disasters and severe weather events, including extreme winter conditions, heavy snowfall, ice storms, flooding from rapid snowmelt, wildfires, and severe thunderstorms, any of which could result in prolonged operational shutdowns, damage to critical infrastructure, restricted access to our properties, and significant remediation costs. The mining industry has become increasingly dependent on digital technologies. We rely on digital technologies to conduct certain exploration and other activities. The mining industry faces various security threats, including cyber-security threats. Such attacks are increasing and include malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions to critical systems, unauthorized release of confidential information and corruption of data. A cyber-attack could negatively impact our operations. A corruption of our financial or operational data or an operational disruption could, among other potential impacts, result in: (i) distraction of management; (ii) damage to our reputation or our relationship with customers, vendors employees and joint venture partners; or (iii) events of noncompliance, which events could lead to regulatory fines or penalties. Any of the foregoing could have a material adverse impact on our reputation, results of operations and financial condition.

Additionally, our business is subject to a number of risks and hazards generally, including adverse environmental conditions or contamination, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in the ability to undertake exploration, monetary losses and possible legal liability.

Title on mineral properties and mining rights involves certain inherent risks due to uncertainties as to title matters, the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties.

There are uncertainties as to title matters in the mining industry. Any defects in title could cause us to lose rights in our mineral properties and jeopardize our business operations. Our current title opinion related to the Rainbow Block is lmited in scope and does not go back to patent and as a result some titles may be defective.

We will not maintain insurance insuring that we have good, marketable title to our assets. Title to mineral properties and mining rights involves certain inherent risks due to the difficulties and determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. We have, with the assistance of legal counsel, diligently investigated title to our mineral claims to varying degrees depending on the stage of the property and the status of the property within our overall business plan, with the Rainbow Block receiving the most review to date; however, this should not be construed as a guarantee of title. We will continue to diligently investigate and seek to confirm title to mineral concessions which we hold either directly or through equity holding interests in our subsidiaries. We cannot give any assurance that title to properties we acquired individually or through historical share acquisitions will not be impugned and cannot guarantee that we have, will or will acquire good, marketable title to these mining properties. We currently have limited surface rights at the Rainbow Block Property. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property, including the Rainbow Block Property, or to utilize the surface of a property to extract, store, process or transport minerals. Furthermore, we may lack legal or commercially viable access to and from our properties. Such lack of access may preclude or make more costly our ability to utilize our mineral rights. Failure by us to retain title, the necessary access rights to our properties or the necessary surface rights to our properties could have a material adverse effect on our ability to explore and, if warranted, develop and mine our properties, including the Rainbow Block, which could negatively impact the Company and the value of the common shares.

Third parties also may hold easements, access rights, royalty rights, or other encumbrances on our properties that could pose obstacles to mineral development. Our title reviews do not always review these matters and the current title opinnion on the Rainbow Block excludes analysis with respect to surface ownership, easements, rights-of-way, physical encumbrances or encroachments impacting surface rights of the property.

There are risks that title to our properties may be challenged or impugned. All of our properties are located in Montana and may be subject to prior unrecorded agreements, covenants or agreements that may affect our ability to utilize our properties or make more costly our use of our properties. Title to our properties might also be affected by recorded or unrecorded transfers or native land claims. Title to our properties may also be affected by undetected defects. There may be valid challenges to the title of such properties which, if successful, could impair or preclude development and/or operations.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The title to our mineral property interests may be challenged.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Furthermore, in any such case, the investigation and resolution of these issues would divert our management’s time from ongoing exploration and development programs.

Natural resource properties are largely contractual in nature and there may be instances where we would be forced to take legal action to enforce our contractual rights.

Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. Accordingly, there may be instances where we would be forced to take legal action to enforce our contractual rights. At the Rainbow Block , this would include our leases Such litigation may be time-consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material and adverse effect on our results of operations, financial condition and the trading price of the common shares.

The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mineral resource estimates will be based upon estimates made by our personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. The estimation of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Inferred resources are resources for which there has been insufficient exploration to define as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, mineral prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by us. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

There is no certainty that any of the mineral resources identified on any of our properties will be realized, that any mineral resources will ever be upgraded to mineral reserves, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

Our operations rely on adequate infrastructure and without reliable infrastructure, our capital and operating costs may be affected.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

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We do not have water rights at the Rainbow Block and as a result, we may not have water available in sufficient quantities to meet our future development and production needs.

We do not currently own any water rights and the Rainbow Block. All historic water rights were either abandoned or deeded to third parties. As such, water may not be available in sufficient quantities to meet our future development or production needs and may not prove sufficient to meet our water supply needs. In addition, necessary water rights may not be granted and/or maintained. Water needed for exploration activities is available for purchase from Butte-Silver Bow Water Utility Division at an existing onsite hydrant. A reduction in our water supply could materially and adversely affect our business, results of operations and financial condition. We have not yet obtained the water rights to support some of our potential development activities and our inability to obtain those rights could prevent us from pursuing those activities.

Our mineral resources described in our most recent S-K 1300 compliant Inferred Mineral Resource Report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company.

We are required to disclose mineral resources and mineral reserves in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, or “NI 43-101”, and, in connection with the preparation of this prospectus and following the completion of this offering, are and will be subject to analogous disclosure requirements under S-K 1300 rules, which may result in increased compliance costs.

We have adopted the mining disclosure standards of S-K 1300. We are also subject to Canadian reporting requirements, and, while the S-K 1300 rules are similar to the NI 43-101 rules in Canada, they are not identical. In connection with the Rainbow Block, we have prepared two separate reports under each reporting regime that are materially similar. Any revisions to, or interpretations of, S-K 1300 or NI 43-101 could result in us incurring additional costs associated with compliance with those disclosure obligations, both in the U.S. and in Canada.

Risks Related to Government Regulation and Disputes

Our operations are subject to various health and safety laws and regulations and the costs associated with the compliance with such health and safety laws and regulations may be substantial.

Our operations are subject to various health and safety laws and regulations that impose various duties on our operations relating to, among other things, worker safety and obligations in respect of surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, our operations. We expect to make significant expenditure to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near our mineral properties.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

When we commence development and mining operations, our operations will become subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are also increasingly stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Further, any failure by us to comply fully with all applicable laws and regulations could have significant adverse effects on us, including the suspension or cessation of operations. All phases of our operations in Montana will be subject to extensive federal and state environmental regulation, including:

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”);

The Montana Comprehensive Environmental Cleanup and Responsibility Act (“CECRA”);

The Federal Resource Conservation and Recovery Act (“RCRA”);

The Clean Air Act (“CAA”);

The National Environmental Policy Act (“NEPA”);

The Clean Water Act (“CWA”);

The Safe Drinking Water Act (“SDWA”);

The Endangered Species Act (“ESA”);

The Mine Safety and Health Act (“MSHA”);

The National Historic Preservation Act (“NHPA”); and

Worker Compensation Laws.

U.S. Federal Laws: The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), and comparable state statutes, impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The RCRA, and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The CAA, as amended, restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring and/or control requirements under the Clean Air Act and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

The National Environmental Policy Act (NEPA) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an EIS. The EPA, other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the Draft and Final EIS. This process can cause delays in issuance of required permits or result in changes to a project to mitigate our potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

CWA, and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water from mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from our operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill materials in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes such as CECRA provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

SDWA and the UIC program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations and/or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

The ESA and comparable state statutes regulate activities that could have an adverse effect on threatened and endangered species, including the habitat and ecosystems upon which they depend. Compliance with ESA requirements can significantly delay, limit, or even prevent the development of projects, including the development of mining claims, and can also result in increased development costs. In addition, the ESA authorizes both civil and criminal penalties for ESA violations and authorizes citizen suits against any person alleged to be in violation of the ESA.

The NHPA protects the presence of historical or archaeological sites on public lands as important public resources. It obliges federal land management agencies to preserve the historic, scientific, commemorative, and cultural values of the archaeological and historic sites and structures on these lands for present and future generations. The law requires that cultural resource surveys be completed on all land prior to disturbance by project activities. Where cultural resources are identified, such resources must be catalogued, and the data adequately recorded by qualified personnel prior to land disturbance. Significant cultural resource finds may require complete avoidance or systematic data recovery and relocation programs.

MSHA works to prevent death, illness, and injury from mining and promote safe and healthful workplaces for U.S. miners. MSHA carries out the provisions of the Federal Mine Safety and Health Act of 1977 (Mine Act) as amended by the Mine Improvement and New Emergency Response (MINER) Act of 2006. The agency develops and enforces safety and health rules for all U.S. mines regardless of size, number of employees, commodity mined, or method of extraction. MSHA also provides technical, educational and other types of assistance to mine operators. MSHA works cooperatively with industry, labor, and other federal and state agencies to improve safety and health conditions for all miners in the United States. Violation of MSHA regulations may result in fines and other penalties.

State Laws: CECRA is Montana’s state-level, independent CERCLA-type statute, which authorizes the State of Montana to impose strict, joint and several liabilities on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

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We cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect our financial condition. There is no assurance that any future changes to environmental regulation, if any, will not adversely affect us.

We may incur significant environmental remediation obligations related to the Butte Priority Soils Operable Unit and Westside Soils Operable Unit which could materially impact our financial condition, results of operations, and cash flows.

Our Rainbow Block property, located within the Butte Superfund Site in Silver Bow County, Montana, is subject to environmental remediation obligations under the Butte Priority Soils Operable Unit and Westside Soils Operable Unit, pursuant to CERCLA. Based on current assessments and historical agreements, we estimate a remediation obligation of approximately $2,500,000 for the Rainbow Block to address contamination from historical mining activities within these operable units. Additionally, our other properties in Silver Bow County, including the Marget Ann Block, Goldsmith Block, Travona Block, and Emma Block, may require further remediation estimated at approximately $3,000,000 or greater, subject to future Records of Decision (RODs) by the EPA.

These estimated costs are based on existing data, regulatory requirements, and agreements, such as the Agreement dated July 27, 2004 among our subsidiary, Ferry Lane Limited, Arco Environmental Remediation, LLC (“ARCO”), and Atlantic Richfield Company (see Exhibit 10.6) (the “ARCO Indemnification Agreement”). However, actual costs could be significantly higher due to:

●	Regulatory Changes: The EPA or DEQ may impose stricter standards or additional remediation requirements, particularly as new RODs are issued for the Butte Priority Soils Operable Unit, Westside Soils Operable Unit, or other areas.
●	Unforeseen Contamination: Further exploration or development may reveal additional contamination, increasing costs.
●	Inflation and Delays: Rising remediation costs or extended timelines could exceed current estimates.
●

Liability Disputes: Negotiations or legal challenges with prior owners, third parties including but not limited to other Potentially Responsible Parties identified by EPA under CERCLA, or other regulatory agencies including DEQ under the Montana Comprehensive Environmental Cleanup and Responsibility Act (“CECRA”), could shift additional responsibility to us.

●	Superfund Allocation: As part of the Butte Superfund Site, we may face joint and several liability under CERCLA and CECRA, potentially requiring us to cover costs beyond our proportional share.

Funding these obligations could require substantial capital expenditures, diverting resources from our core exploration and development activities. As an exploration-stage company with no operating revenues, we may lack sufficient liquidity, insurance, or indemnities to cover these costs without raising additional capital. Failure to comply with remediation requirements could result in fines, penalties, operational restrictions, or suspension of our permits, materially impacting our ability to operate. In extreme cases, these obligations could render our properties uneconomical, lead to asset impairments, or limit our ability to secure financing.

Land reclamation requirements for our properties may require us to post bonds or other surety to guarantee the cost of post-reclamation mining, which add significant costs to our operations and delays in our projects.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mining and exploration companies in order to minimize long term effects of land disturbance, and to re-establish pre-mining or other acceptable land uses. Reclamation may include requirements to:

●	control dispersion of potentially deleterious effluents;
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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	treat ground and surface water to non-degradation standards; and
●	reasonably re-establish pre-disturbance landforms and vegetation.

In Montana, the DEQ requires that mining operations on lands subject to their regulation obtain an approved plan of operations subject to environmental impact evaluation. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. Cash collateral obligations to secure the bonds are typically required and may be increased by the Surety at any point in time up to the face value of the bond. These requirements could add significant additional cost, adversely affect our financial position and delay any mining project undertaken by us. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected. Our mineral exploration operations are required to be covered by reclamation bonds deemed adequate by regulators to cover these risks. We believe we currently maintain adequate reclamation bonds for our operations.

We are subject to extensive laws and regulations.

Mining activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health and safety, water disposal, toxic substances, explosives, management of natural resources, environmental management and protection, mine safety, dealings with native groups, historic and cultural preservation and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Compliance with environmental regulations may require significant capital outlays on behalf of our business and may cause material changes or delays in our intended activities. Any breaches of environmental laws could materially and adversely affect us. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures or other remedial actions, any of which could result in our incurring significant expenditures. We may be subject to potential legal claims which, if determined adversely to us, could have a material effect on us and/or our financial condition. We may be required to compensate persons suffering loss or damage as a result of any infringement of applicable laws or regulations.

We may also be required to obtain certain other property rights to access, or use, certain of our properties in order to proceed with mining activities. There can be no assurance that all licenses, permits or property rights which we may require for any exploration or development of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on us by delaying or preventing or making more expensive exploration, development and/or production.

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We face various regulatory risks that could materially affect our business by restricting our ability to implement planned exploration programs.

We plan to submit an amendment to our current Exploration License with the DEQ in 2025 to expand the scope of permitted exploration activities on the Rainbow Block. If the DEQ denies, significantly modifies, or delays approval of this amendment, it could materially restrict our ability to implement planned exploration programs, access critical areas of the property, or conduct necessary development activities, which would adversely affect our business strategy, financial condition, and exploration timeline.

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We are required to conduct environmental remediation activities that could adversely affect our operations.

The Rainbow Block is situated within the Butte Superfund Site where ARCO, as a primary responsible party, is required to conduct environmental remediation activities under the supervision of the United States Environmental Protection Agency, Montana DEQ, and other regulatory agencies. Although these remediation activities typically occur outside our property boundaries, they could nonetheless affect our operations by: (i) imposing access restrictions to certain areas, (ii) creating delays in permitting processes, (iii) requiring additional environmental studies or mitigation measures, or (iv) limiting our operational flexibility through coordination requirements. These factors could potentially delay our exploration and development timeline, increase costs, or require modifications to our planned activities, regardless of our compliance with applicable regulations.

“Superfund” refers to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), a federal statute administered by the U.S. Environmental Protection Agency (EPA). CERCLA provides for the investigation and remediation of sites contaminated with hazardous substances, including heavy metals commonly associated with mining activities such as zinc and silver extraction. Under CERCLA, the EPA may designate certain contaminated sites as priorities for federal cleanup, known as Superfund sites, and place them on the National Priorities List (NPL). Parties that are current or former owners or operators of a site, or that arranged for the disposal or transport of hazardous substances to a site, may be held strictly, jointly, and severally liable for the full cost of investigation and remediation, regardless of fault or legality at the time of disposal. Given the historical use of tailings, smelters, and waste rock storage in the mining industry, legacy mining properties may be subject to potential Superfund liability.

Environmental indemnification for a substantial portion of the Rainbow Block is governed by an agreement dated ARCO Indemnification Agreement.

The ARCO Indemnification Agreement establishes two primary indemnification obligations:

●	ARCO’s Indemnification to Ferry Lane:

a.	Covers ARCO’s duties and obligations for environmental response actions required by applicable laws; and

b.	Encompasses claims, liabilities, obligations, actions, costs, fines, penalties and associated fees.

●	Ferry Lane’s Indemnification to ARCO:

a.	Covers mining activities on Ferry Lane properties by any entity; and

b.	Extends to Ferry Lane’s use, ownership and development of the properties.

This ARCO Indemnification Agreement forms part of a comprehensive settlement addressing environmental cleanup and remediation requirements at the Silver Bow Creek/Butte Area National Priorities List (NPL) Site. The settlement was negotiated under CERCLA.

We are subject to anti-corruption and anti-bribery laws and liable for any violations of such laws.

Our operations are governed by, and involve interactions with, many levels of the United States and Canadian government. It is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which

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it conducts our business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only our employees, but also by our contractors and third-party agents. Although we will adopt steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with such laws. If we were subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us that may result in a material adverse effect on our reputation and results of our operations.

Land reclamation requirements for the properties may be burdensome and expensive.

In order to carry out reclamation obligations imposed on us in connection with our potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for our reclamation obligations on our properties, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Mineral ores and mineral products, including silver ore and products, contain naturally occurring impurities and toxic substances. Although we have implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or be affected by such impurities and toxic substances, which may subject us to liability. Standard operating procedures may not identify, isolate and safely remove or reduce such substances. Even with careful monitoring and effective control, there is still a risk that the presence of impurities or toxic substances in our products may result in such products being rejected by our customers, penalties being imposed due to such impurities or the products being barred from certain markets. Such incidents could require remedial action and could result in curtailment of operations. Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be handled and used without negatively affecting health or the environment may impact our operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect our financial results.

Climate change and climate change regulations could have an adverse impact on our cost of operations.

Climate change could have an adverse impact on our cost of operations. The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development of our properties and adversely affect the financial performance of our operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in natural resources industry could harm our reputation.

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We may be subject to litigation which may materially affect our business.

We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our ability to carry out our business plan.

New tariffs and duties imposed by certain governments, including the United States or other trade restrictions could have significant repercussions for Canadian businesses, the broader economy, and on our results of operations.

In 2025, the Trump administration announced proposed changes to U.S. international trading policies, including the introduction of a new tariff system. Implementation of certain of these tariffs has since been selectively paused pending negotiations, which remain ongoing.

Any broader “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy.

The imposition of trade tariffs, particularly those issued by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Raw material costs can be impacted by governmental actions, such as tariffs and trade sanctions. For example, the imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to policies affecting trade between the U.S. and other countries and have impacted the cost of certain raw materials.

Additionally, increased costs of goods and services may contribute to inflation. Higher consumer prices could reduce demand for Canadian goods, leading to a decline in exports which could in turn weaken Canadian Gross Domestic Product, slow economic growth, and increase unemployment. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Risks Related to our Common Shares

There has been no public market for our common shares prior to this offering, and an active market in which investors can resell their shares of our common shares may not develop.

Prior to this offering, there has been no public market for our common shares. We intend to apply to list our common shares on the NYSE American under the symbol “        ”. The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American.

Even if our common shares is approved for listing on the NYSE American, a liquid public market for our common shares may not develop. The initial public offering price for our common shares has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common shares are traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common shares regardless of our operating performance or prospects.

We may not be able to satisfy listing requirements of the NYSE American or obtain or maintain a listing of our common shares on the NYSE American.

If our common shares is listed on the NYSE American, we must meet certain financial, liquidity, share price and other criteria to maintain such listing. If we violate the NYSE American’s listing requirements, or if we fail to meet any of the other NYSE American’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares from the NYSE American may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

Listing our common shares on a securities exchange will increase our regulatory burden.

Although to date we have not been subject to the continuous and timely disclosure requirements of exchange rules, regulations and policies of the NYSE American, we are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the NYSE American. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the NYSE American on a timely basis and that we will be able to achieve and maintain compliance with applicable listing requirements. In addition, compliance with reporting and other requirements applicable to public companies listed on the NYSE American will create additional costs for us and will require the time and attention of management. We cannot predict the amount of additional costs that we might incur, the timing of such costs or the effects that management’s attention to these matters will have on our business.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common shares is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

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●	the prices of silver and the other commodities we may mine;

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our common shares on the NYSE American and our subsequent ability to maintain such listing.

The public offering price of our common shares has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common shares may prevent investors from being able to sell their common shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2025, our net tangible book value was approximately $ million or approximately $ per share. Since the effective price per share of our common shares being offered in this offering is substantially higher than the net tangible book value per share of our common shares, you will suffer substantial dilution with respect to the net tangible book value of the common shares you purchase in this offering. Based on the assumed public offering price of $       per share of common shares being sold in this offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of September 30, 2025, if you purchase shares of common shares in this offering, you will suffer immediate and substantial dilution of $       per share (or $            per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common shares. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use approximately $          million of the net proceeds from this offering to fund mining and exploration activities. We intend to use the remaining proceeds to fund working capital and general corporate expenditures out of our existing cash reserves. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see the “Use of Proceeds” section in this prospectus for more information.

No dividends on the common shares have been paid by us to date and we do not anticipate paying any dividends in the foreseeable future.

No dividends on the common shares have been paid by us to date , and we currently intend to retain our future earnings, if any. Accordingly, investors in our securities should not expect to receive a dividend on their investment in the foreseeable future. As a result, capital appreciation, if any, of our common shares will be investors’ sole source of potential gain for the foreseeable future.

We may choose to pursue acquisitions and raise either debt or equity capital , resulting in dilution to existing shareholders.

From time to time, it can be expected that we will examine opportunities to acquire additional exploration and/or mining assets and businesses. Any acquisition that we may choose to complete may be of a significant size, may change the scale of our business and operations, and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends upon our ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of our business. Any acquisitions would be accompanied by risks. In the event that we choose to raise debt capital to finance any such acquisitions, our leverage will be increased. If we choose to use equity as consideration for such acquisitions, existing shareholders may suffer dilution. Alternatively, we may choose to finance any such acquisitions with our existing resources. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders.

Financing our exploration and development plans, and carrying out the development of a mining operation through to production, should feasibility studies show it is recommended, would be capital intensive and we would require additional financing to fund development and exploration programs and potential acquisitions. We cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into common shares. Likewise, we cannot predict the effect, if any, that future issuances and sales of our securities will have on the market price of the common shares. If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing shareholders. Sales of substantial numbers of common shares, or the availability of such common shares for sale, could adversely affect prevailing market prices for our securities.

There has been no independent valuation of our common shares, which means that our common shares may be worth less than the offering price in the offering.

The per share purchase price in the offering has been determined by us without independent valuation of our common shares. We established the offering price based on management’s estimate of the valuation of common shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common shares. Our common shares may have a value significantly less than the offering price, and the shares may never obtain a value equal to or greater than the offering price.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares.

In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of our common shares. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities or incurrence of other indebtedness, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities or incurring other indebtedness. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

If our common shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on the NYSE American or another national securities exchange and if the price of our common shares is less than $5.00, our common shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common shares, and therefore shareholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). An emerging growth company may take advantage of reduced disclosure and reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our periodic reports and registration statements, including this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) on the effectiveness of our internal controls over financial reporting;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have taken advantage of the reduced disclosure obligations in the registration statement of which this prospectus is a part and intend to elect to take advantage of other reduced disclosure and reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

As an emerging growth company and a smaller reporting company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent auditors are not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company and/or a smaller reporting company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting while we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting unless our public float is less than $75 million and we continue as a smaller reporting company. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

We expect that we will be considered a smaller reporting company under the Exchange Act and will be exempt from certain disclosure requirements, which could make our common shares less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act, or the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated initial public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under the previous two bullet points was zero or less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

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We believe that we are a smaller reporting company, and as such that we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies. These “scaled” disclosure requirements may make our securities less attractive to potential investors, which could make it more difficult for our securityholders to sell their securities.

We believe that we may be a “passive foreign investment company” for the current taxable year which may result in materially adverse United States federal income tax consequences for United States investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) if, for a tax year, (a) 75% or more of our gross income for such year is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) or (b) if at least 50% or more of the value of our assets produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets. United States shareholders should be aware that we believe we were classified as a PFIC during our tax year ended December 31, 2024, and based on current business plans and financial expectations, believe that we may be a PFIC for the current and future taxable years. If we are a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of common shares, or any “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amount to our shareholders. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. U.S. Holders should be aware that we are not committing to supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event we are a PFIC and a U.S. Holder wishes to make a QEF Election. Accordingly, U.S. Holders may not be able to make a QEF Election with respect to their common shares. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

We may be deemed to be a controlled foreign corporation.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our common shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “net CFC tested income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. We are not committing to assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any U.S. Holder is treated as a United States shareholder with respect to any such controlled foreign corporation, or to furnish to any U.S. Holders with the information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our common shares.

A limited number of our stockholders own a large percentage of our common shares and exercise control over us.

As of December 22, 2025, our officers, directors and five largest stockholders, including our CEO and Chairman, ISLV Partners, LLC, Crescat Capital, 2176423 Ontario Ltd., Bruce Reid and Haywood Securities Inc. hold, directly or indirectly, 125,975,797 common shares, approximately 52.7% of the issued and outstanding common shares prior to this offering, which will be approximately % after this offering (assuming no participation in this offering by any such persons). As a result, these persons have the ability to influence the outcome of matters submitted to the shareholders of Silver Bow Mining for approval, which could include the election and removal of directors, amendments to our corporate governing documents and business combinations. Our interests and those of these persons may at times conflict, and this conflict might be resolved against our interests. The concentration of approximately % of the issued and outstanding common shares in the hands of these shareholders after this offering may discourage an unsolicited bid for the common shares, and this may adversely impact the value and trading price of the common shares.

General Risks

Public opinions may change and opposition to mining projects could result in increased operating costs.

Given the emotion, political significance and uncertainty around the environmental consequences of mining on public land, we cannot predict how public opposition could affect legislation and regulation or how this might affect our financial condition, operating performance and ability to compete. Furthermore, even without such current opposition, increased awareness and any adverse publicity in the global marketplace about potential environmental impacts by us or other companies in the mining industry could harm our reputation. A poor reputation in the mining industry directly affects the ability of any mining company to obtain future permits, renew existing permits and/or obtain bonding instruments for the reclamation of mining projects. These impacts may adversely impact the cost, production and financial performance of our operations.

Our relationships with the communities in which we operate are critical to the future success of our existing operations and the construction and development of our projects.

Our relationships with the communities in which we operate are critical to the future success of our existing operations and the construction and development of our projects. In recent years, there has been ongoing and potentially increasing public concern relating to the effects of resource extraction on the natural landscape, communities and the environment. Certain Non Governmental Organizations (NGOs) who oppose globalization and resource development can be vocal critics of the mining industry and our practices, including the use of cyanide and other hazardous substances in processing activities. In addition, there have been many instances in which local community groups have opposed resource extraction activities, resulting in disruption and delays to the relevant operations. Adverse publicity generated by such NGOs or others related to the mining industry, or to extractive industries generally, could have an adverse effect on our reputation or financial condition and may impact our relationship with the communities in which it operates. While we seek to operate in a socially responsible manner and we believe we have good relationships with local communities in the regions in which we operate, there is no guarantee that our efforts in this respect will mitigate this potential risk. NGOs or local community groups could direct adverse publicity against and/or disrupt our operations in respect of one or more of our properties, despite our successful compliance with social and environmental best practices. Any such actions and the resulting media coverage could have adverse effects on the reputation and financial condition of our business or our relationships with the communities in which it operates, which could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

Our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial condition and operations. We seek to promote improvements in health and safety, human rights, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, human rights, the environment or the communities in which we operate.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar expressions that convey uncertainty of future events or outcomes to identify these forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

●	our strategies and objectives, both generally and in respect of our specific mineral properties;

●	the timing of decisions regarding the strategy and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, our exploration programs;

●	the timing and cost of our planned exploration programs, and the timing of the receipt of results therefrom;

●	our future cash requirements;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they come due, including payments required to maintain our mineral property interests;

●	the timing and pricing of proposed financings, if applicable;

●	the anticipated use of the proceeds from this offering and any other financings completed us;

●	the potential for the expansion of the known mineralized zones; and

●	the potential for the amenability of mineralization to respond to proven technologies and methods for recovery of ore.

Although we believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, but not limited to, risks related to our inability to negotiate successfully for the acquisition of interests in exploration and evaluation assets, the determination of applicable governmental agencies not to issue the exploration concessions applied for by us or excessive delay by the applicable governmental agencies in connection with any such issuances, our inability to identify one or more economic deposits on our properties, variations in the nature, quality and quantity of any mineral deposits that may be located, our inability to obtain any necessary permits, consents or authorizations required for our activities, to produce minerals from our properties successfully or profitably, to continue our projected growth, to raise the necessary capital, to complete certain financing transactions, or to be fully able to implement our business strategies, and other risks identified herein under “Risk Factors”.

We caution investors that any forward-looking statements by us are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained in this S-1. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

●	the level and volatility of the prices for precious and base metals, including silver, gold, zinc, lead and copper;
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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	general business and economic conditions;
●	the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on our planned exploration programs;
●	conditions in the financial markets generally, and with respect to the prospects for junior exploration silver, copper and precious and base metal companies specifically;
●	our ability to secure the necessary consulting, drilling and related services and supplies on favorable terms;
●	our ability to attract and retain key staff, and to retain consultants to provide the specialized information and skills involved in understanding the precious and base metal exploration, mining, processing and marketing businesses;
●	the nature and location of our mineral exploration projects, and the timing of the ability to commence and complete the planned exploration programs;
●	the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs and our ability to comply with such terms on a cost-effective basis;
●	our ongoing relations with government agencies and regulators and our underlying property vendors/optionees; and
●	that the metallurgy and recovery characteristics of samples from certain of our mineral properties are reflective of the deposit as a whole.

These forward-looking statements are made as of the date hereof and we do not intend and do not assume any obligation, to update these forward-looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

This list is not exhaustive of the factors that might affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the “Risk Factors” sections of this prospectus. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as required by law, we disclaim any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all of the forward-looking statements contained or incorporated by reference in this prospectus by the foregoing cautionary statements.

CAUTIONARY NOTE TO INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

We are subject to the reporting requirements of the Exchange Act. Mineral property disclosures are reported in accordance with S-K 1300 under the Exchange Act.

In the U.S. and in certain other announcements not filed with the SEC, we disclose proven and probable mineral reserves and measured, indicated, and inferred resources, each as defined in S-K 1300. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves; therefore, investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into S-K 1300-compliant reserves. Estimations of inferred resources involve far greater uncertainty as to their existence and economic viability than the estimations of other categories of resources; therefore, it cannot be assumed that all or any part of inferred resources will ever be

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

upgraded to a higher category. Investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

DIVIDEND POLICY

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our common shares. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors (the “Board”) and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our Board may deem relevant.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $          million from the sale of the securities offered by us in this offering, based on an initial offering price of $          per common share, which is the minimum listing price on the NYSE American, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the public offering price of $          per common share would increase (decrease) the net proceeds to us from this offering by approximately $          million, assuming that the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a 100,000 share increase (decrease) in the number of securities offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $          million, based on an initial public offering price of $          per common share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations and to facilitate our planned NYSE American listing. We intend to use approximately $          million of the net proceeds from this offering to fund mining and exploration activities. We intend to use the remaining proceeds to fund working capital and general corporate expenditures out of our existing cash reserves. We may also use a portion of the out of our existing cash reserves to in-license, acquire, or invest in complementary businesses, intellectual property, products or assets. However, we have no current commitments or obligations to do so.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

DETERMINATION OF OFFERING PRICE

The initial public offering price will be determined by arm’s length negotiations between us and the Underwriter. In determining the initial public offering price, we and the Underwriter expect to consider a number of factors including:

●	the information set forth in this prospectus and otherwise available to the representatives;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded common shares of generally comparable companies; and
●	other factors deemed relevant by the representatives of the Underwriter and us.

Neither we nor the Underwriter can assure investors that an active trading market will develop for the common shares, or that the common shares will trade in the public market at or above the initial public offering price. See “Underwriting” for additional information regarding our arrangement with our Underwriter.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2025, on:

●	an actual basis; and

●	an as-adjusted basis to reflect our receipt of the net proceeds from our sale of common shares in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as-adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual terms of this offering determined at the time of pricing as well as our actual expenses. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus. The following table sets forth our capitalization assuming the sale of common shares offered for sale by us at $         per share.

	As of September 30, 2025
	Actual (1)	As Adjusted
Cash and cash equivalents	$1,257,262	$
Common shares: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	173,992,089
Additional paid-in capital	$17,783,699	$
Accumulated other comprehensive loss
Accumulated deficit	$22,815,442
Total shareholders’ equity	$39,098,948	$

(1)	Data is derived from our unaudited financial statements for the period ended June 30, 2025.
39

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

DILUTION

Investors purchasing common shares in this offering will experience immediate and substantial dilution in the as adjusted net tangible book value of their common shares. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share and the as adjusted net tangible book value per common share immediately after the offering.

The historical net tangible book value of our common shares as of September 30, 2025 was approximately $39.1 million or $0.22 per share based on 173,992,089 common shares issued and outstanding on September 30, 2025. Historical net tangible book value per common share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of common shares outstanding as of that date.

After giving effect to the sale of common shares and in this offering at the assumed offering price of $ per common share, which is the minimum listing price on the NYSE American, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2025 would have been $ million, or $ per common share. The offering price may not be the final price of the Offering and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. This amount represents an immediate increase in net tangible book value of $ per common share to our existing shareholders and an immediate dilution in net tangible book value of approximately $ per common share to new investors purchasing our common shares in this offering. We determine dilution by subtracting the net tangible book value per common share after the offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution on a per common share basis:

Offering price per common share	$
Historical net tangible book value per common share as of September 30, 2025		$0.22
Increase in net tangible book value per common share attributable to Investors	$
Net tangible book value per common share after the offering	$
Dilution per common share to new investors	$

Each $1.00 increase or decrease in the assumed public offering price of $ per common share would increase or decrease our net tangible book value after this offering by approximately $ million, or approximately $ per common share, and increase or decrease the dilution per common share to new investors by approximately $ per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 100,000 securities in the number of securities offered by us would increase or decrease our net tangible book value after this offering by approximately $ million, or $ per common share, and increase or decrease the dilution per share to new investors by approximately $ per common share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The table above does not include:

●	69,208,374 common shares issuable upon exercise of warrants as of September 30, 2025, at a weighted average exercise price of $0.49 per share;

●	1,111,111 common shares issuable upon conversion of $500,000 in convertible notes at a conversion price of $0.45 per share;
40

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	15,250,000 common shares issuable upon exercise of outstanding options as of September 30, 2025, at a weighted average exercise price of $0.30 per share, of which 14,916,667 were vested as of such date;

●	637,712 common shares issuable upon settlement of outstanding restricted stock units;

●	14,000,000 common shares issuable upon exercise of an outstanding performance warrant at $0.31 per share; and

●	1,511,496 common shares reserved for future issuance under our stock option plan as of September 30, 2025, plus any future increases in the number of common shares reserved for issuance under our stock option plan pursuant to evergreen provisions.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

41

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the condensed interim consolidated financial statements and accompanying notes for the periods ended September 30, 2025 and 2024, and the audited consolidated financial statements for the year ended December 31, 2024 and 2023, and related notes thereto which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors.” We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document is declared effective by the SEC.

Our Business

We were incorporated under the name Blackjack Silver Corp. pursuant to the Ontario Business Corporations Act on August 31, 2020. The Company changed its name to Silver Bow Mining Corp. pursuant to a certificate of amendment effective February 18, 2025. On May 27, 2025, we continued as a British Columbia corporation under the provisions of the British Columbia Business Corporations Act (“BCBCA”). The Company’s registered office is located at 1200-750 West Pender St, Vancouver, British Columbia, V6C 2T8, and its corporate headquarters is located at 1401 Idaho Street, Butte, Montana 59701.

We are focused on the exploration of mineral property interests including silver, zinc, gold, lead, and copper targets in Montana. Our land holdings are located in Silver Bow County, Montana. Our current properties include the Rainbow Block, the Marget Ann Block, the Goldsmith Block, the Travona Block, and the Emma Block. Collectively, we refer to these properties as the “Butte Project”.

As of September 30, 2025, we are in the exploration stage and have not commenced commercial production or established Mineral Reserves.

Selected Financial Information

	September 30, 2025	December 31, 2024
Financial Position	$	$
Cash	1,257,262	255,630
Working Capital Surplus (Deficiency)	591,137	(4,263,668)
Mineral Properties	38,261,379	37,254,528
Total Assets	40,154,792	38,573,865

42

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Results of Operations

Nine months ended September 30, 2025 compared to nine months ended September 30, 2024

The following table summarizes the Company’s financial results for the nine months ended September 30, 2025, and 2024:

	Nine Months Ended September 30		Change
	2025	2024	Amount	Percentage
	$	$	$
Project costs	573,506	62,877	510,629	812%
Depreciation expenses	20,522	24,430	(3,908)	-16%
Management fees	4,455,754	871,714	3,584,040	411%
Salaries and Wages	991,109	1,093,385	(102,276	-9%

Director’s Fees	1,537,093	605,453	931,640	154%
General and administration	176,858	75,613	101,245	134%
Insurance expense	36,570	43,869	(7,299)	-17%
Advertising and Promotion	92,913	98,388	(5,475)	-6%
Professional fees	1,040,639	808,265	232,374	29%
Bad debt expenses	9,530	—	9,530	100%
Accretion on decommissioning liability	9,728	—	9,278	100%
Operating lease expenses	104,444	185,695	(81,251)	-44%
	—	—
Net loss from operations	9,048,216	3,869,689	5,028,155	134%
	—	—
Other (income) expenses
Derivative option expense	26,294	—	26,294	100%
Lease income	(51,952)	(134,663)	(82,711)	-61%
Interest expense	36,949	21,400	(15,526)	73%
Foreign exchange (gain) loss	80,737	(88,256)	168,993	191%
Interest income	—	(20,475)	20,475	-100%
Other income	(15,313)	(31,184)	15,871	-51%
Total other (income) expenses	76,715	(256,178)	329,893	-130%
Net loss and comprehensive loss	9,124,931	3,616,511	5,508,420	187%

The following is an analysis of our operations for the nine months ended September 30, 2025 and 2024. Significant items contributing to the loss incurred during such period were as follows:

●	Salaries and management fees of $1,386,558 and $342,986 respectively ($222,572 and $344,819 respectively for the year ended December 31, 2023). This primarily related to increased payments for separation agreements with former management, and bonus payments accrued.

●	Stock based compensation expense of $1,509,464 (nil for the year ended December 31, 2023). This related to options and RSUs granted to officers, directors, and employees.

●	Professional fees totaling $513,955 for the year ended December 31, 2024 (compared to $244,636 for the year ended December 31, 2023), primarily consisting of legal fees relating to the acquisition of our Ferry Lane Ltd. subsidiary and settlement of legal claims.

●	Advisory fees totaling $468,732 for the year ended December 31, 2024 (compared to nil for the year ended December 31, 2023), primarily consisting of fees and the fair value of warrants paid to an investment bank for corporate advisory services.

●	Foreign exchange loss of $(96,628) for the year ended December 31, 2024 (compared to $(101,978) for the year ended December 31, 2023) due to the fluctuation of foreign exchange rates on US currency cash balances. We are subject to fluctuating foreign exchange rates as a result of our Canadian dollar transactions.

●	Exploration, property evaluation and holding costs, including fixed costs and project programs, were $254,184 and nil during the years ended December 31, 2024 and 2023, respectively. In 2023, these costs were incurred as a “share of loss in associate” prior to the acquisition of our subsidiary, Butte Blackjack Operating, LLC (now known as SBM Montana LLC).

●	General and administrative expenses of $101,318 for the year ended December 31, 2024 (compared to $101,272 for the year ended December 31, 2023).

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Management Outlook and Trends

The overall increase in net loss of $5,508,420 is primarily attributable to the non-cash share-based compensation expense, which management views as a one-time cost associated with establishing appropriate equity incentive programs for employees, officers, and directors.

Management expects the cost structure to evolve significantly in 2025 and 2026 with:

• Increased Exploration Spending: Substantial increases in exploration expenditures as we commence underground access and drilling on the Rainbow Block

• Higher Professional Fees: Continued elevated professional fees through the pre-IPO process and initial public company compliance

• Stable Personnel Costs: Salaries and benefits expected to remain elevated as the Company maintains its expanded team to support growth initiatives

The Company believes this investment in personnel and exploration activities positions it well for value creation through systematic exploration and potential resource development at its material properties.

Year ended December 31, 2024 compared to year ended December 31, 2023

The following financial data are derived from, and should be read in conjunction with, our audited annual consolidated financial statements for the years ended December 31, 2024 and 2023.

A summary of our operating results for the years ended December 31, 2024 and 2023 are as follows:

	Year Ended December 31		Change
	2024	2023	Amount	Percentage
	$	$	$
Project costs	254,184	—	254,184	100%
Amortization and depreciation	29,620	16,533	13,087	44%
Management fees	342,986	344,819	(1,833)	0%
Salaries and wages	1,386,558	222,572	1,163,986	84%
Directors’ fees	43,616	15,000	28,616	66%
General and administrative	101,318	101,272	46	0%
Insurance	56,380	36,735	19,645	35%
Advertising and promotions	100,887	19,571	81,316	0%
Advisory fees	468,732	—	468,732	100%
Professional fees	513,955	244,636	269,319	52%
Stock based compensation	1,509,464	—	1,509,464	100%
Accretion on decommissioning liability	1,099	—	1,099	100%
Operating lease expenses	297,863	296,021	1,842	1%
Net loss from operations	5,106,662	1,297,159	3,809,503	294%
Other (income) expense
Share of loss in associate	—	277,753	(277,753)	-100%
Sub- lease income	(149,177)	(138,797)	(10,380)	7%
Foreign exchange (gain) loss	(96,628)	(101,978)	5,350	-6%
Interest income	(27,474)	(11,981)	(15,493)	56%
Interest expense	32,734	—	32,734	100%
Other income	(57,478)	—	(57,478)	100%
Total other (income) expense	(298,023)	24,997	(323,020)	108%
Net loss and comprehensive loss	4,808,639	1,322,156	3,486,483	73%

44

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

The following is an analysis of our operations for the years ended December 31, 2024 and 2023. Significant items contributing to the loss incurred during such period were as follows:

●	Salaries and management fees of $1,386,558 and $342,986 respectively ($222,572 and $344,819 respectively for the year ended December 31, 2023). This primarily related to increased payments for separation agreements with former management, and bonus payments accrued.
●	Stock based compensation expense of $1,509,464 (nil for the year ended December 31, 2023). This related to options and RSUs granted to officers, directors, and employees.
●	Professional fees totaling $513,955 for the year ended December 31, 2024 (compared to $244,636 for the year ended December 31, 2023), primarily consisting of legal fees relating to the acquisition of our Ferry Lane Ltd. subsidiary and settlement of legal claims.
●	Advisory fees totaling $468,732 for the year ended December 31, 2024 (compared to nil for the year ended December 31, 2023), primarily consisting of fees and the fair value of warrants paid to an investment bank for corporate advisory services.
●	Foreign exchange loss of $(96,628) for the year ended December 31, 2024 (compared to $(101,978) for the year ended December 31, 2023) due to the fluctuation of foreign exchange rates on US currency cash balances. We are subject to fluctuating foreign exchange rates as a result of our Canadian dollar transactions.
●	Exploration, property evaluation and holding costs, including fixed costs and project programs, were $254,184 and nil during the years ended December 31, 2024 and 2023, respectively. In 2023, these costs were incurred as a “share of loss in associate” prior to the acquisition of our subsidiary, Butte Blackjack Operating, LLC (now known as SBM Montana LLC).
●	General and administrative expenses of $101,318 for the year ended December 31, 2024 (compared to $101,272 for the year ended December 31, 2023).

Financial Position, Liquidity and Capital Resources

A summary and discussion of our cash inflows and outflows for the nine months ended September 30, 2025 are as follows:

	Nine Months Ended September 30		Increase/(Decrease)
	2025	2024	Amount
	$	$	$
Cash Flows Provided by (Used In):
Operating Activities	(3,658,829)	(2,224,517)	(1,434,375)
Investment Activities	(1,920,794)	(4,270,955)	2,350,161
Financing Activities	6,581,255	5,488,146	1,093,109
Net Increase (Decrease) in Cash	1,001,632	(1,007,326)	2,008,958

From January through March 2025, we completed private placements, raising $1,942,850 from the issuance of equity units priced at $0.45 per unit, each unit consisting of one common share and one-half warrant to purchase a common share at $0.60 per share for two years from each closing.

In February 2025, we issued 10,126,219 common shares pursuant to warrant exercises at a price of $0.35 per share, raising $3,544,177.

In August and September 2025, we issued 1,875,000 common shares pursuant to warrant exercises at a price of $0.60 per share, raising $1,125,000.

45

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Subsequent to the period end, in October 2025, we issued 1,663,945 common shares pursuant to warrant exercises at a price of $0.60, raising $998,367. On October 31, 2025 and November 7, 2025, the Company closed three separate financings, whereby existing shareholders covered under a previous corporate governance agreement exercised their pro-rata participation rights under that agreement to subscribe for a total of 12,451,368 common shares and 7,169,380 warrants with a weighted average exercise price of $0.46 for gross proceeds of $3,498,989.

Cash Resources and Going Concern

We have no revenue generating operations from which we can internally generate funds. To date, our ongoing operations have been financed by the sale of our equity securities by way of private placements. We believe that we will be able to secure additional private placements and public financings in the future, although we cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as we can develop a bankable feasibility study on one of our projects. When acquiring an interest in mineral properties through purchase or option, we will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve our cash. If adequate financing is not available or cannot be obtained on a timely basis, we may be required to delay, reduce the scope of, or eliminate one or more of its exploration programs. The above factors represent material uncertainties that cast substantial doubt on our ability to continue as a going concern.

The Company considers available cash, cash equivalents, and any short-term investments to be its primary measure of liquidity. Our cash liquidity position as of September 30, 2025, comprising cash and cash equivalents of $1,257,262 reflected a net increase of $1,001,632 (December 31, 2024 – $255,630). At September 30, 2025, we had working capital of $591,137 compared to $(4,263,668) at December 31, 2024. Our continuing operations are dependent upon obtaining necessary financing to meet our commitments as they come due and to finance future exploration and development of mineral interests, secure and maintain good, marketable title to properties and upon future profitable production.

We anticipate that the proceeds of this offering will fund our capital requirements for the next 24 months. See, “Use of Proceeds.” We expect that we will operate at a loss for the foreseeable future and believe the current cash and cash equivalents will be sufficient for it to maintain our currently held properties, and fund our currently anticipated general and administrative costs. In any event, we will be required to raise additional funds, again through public or private equity financings in the future in order to continue in business. Should such financing not be available in that time-frame, we will be required to reduce our activities.

Despite our success to date in raising capital to fund our operations, there is significant uncertainty that we will be able to secure any additional financing in the current or future equity markets. See “Risk Factors”. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Mineral Property Obligations

We hold our property rights via patented mining claims, which have no material maintenance requirements outside of local property tax assessments, which we estimate to be approximately $16,000 per year. Our exploration license, issued by the Montana Department of Environmental Quality, requires a reclamation bond of $225,788, and we estimate the reclamation liability to be $214,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

46

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Significant Accounting Policies

A summary of our significant accounting policies is presented in Note 2 of the financial statements. The financial statements and notes are representations of our management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles under US GAAP and have been consistently applied in the preparation of financial statements.

Basis of Presentation and Consolidation

The accompanying audited annual consolidated financial statements have been prepared in accordance with US GAAP.

The accompanying audited annual consolidated financial statements have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Basis of Consolidation

The accompanying audited annual consolidated financial statements include our accounts from January 1, 2023 until December 31, 2024. All significant intercompany accounts and transactions between us and our subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of our financial position and results of operations.

Financial Instruments

We classify our financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives).

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

47

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Foreign Currency

Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale instruments, which are recognized in other comprehensive loss.

Mineral Property Interests

Expenditures on mineral exploration or evaluation incurred in respect of a property before the acquisition of a license to explore are expensed as incurred, to general exploration. Costs incurred to acquire the legal right to explore a mineral property are capitalized as tangible assets. All other exploration costs are expensed until proven and probable reserves are established. Mineral property acquisition costs are included in exploration and evaluation and include any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of the mineral property interest. Properties acquired under option agreements, whereby payments are made at our sole discretion, are recorded in the accounts when the payments are made.

Once proven and probable reserves are established and an economic feasibility plan exists, the property moves into the “development stage.” Costs incurred in this stage to prepare the property for production are capitalized. To date, none of our properties have progressed to the development stage due to their early stage of exploration.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest, as described in Impairment of non-current assets, below. Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Although we have taken steps to verify title to mineral properties in which we have an interest, these procedures do not guarantee our title. Such properties may be subject to prior agreements, easements, covenants, interests or transfers, or title may be affected by undetected defects.

Impairment of Non-current Assets

The Company evaluates its long-lived assets, including mineral interests, mine development assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets or asset groups may not be recoverable. Asset groups are defined as the lowest level of identifiable cash flows that are largely independent of other assets, which for the Company generally relate to individual mining properties or integrated mining operations.

Mineral rights and properties and mining properties are monitored for impairment based on factors such as natural resources prices, government regulations, our continued right to explore the area, exploration reports, assays, technical reports, drill results and the Company’s continued plans to fund exploration and development programs on the property. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the sum of the undiscounted future cash flows expected to result from its use and eventual disposition. If the undiscounted cash flows are less than the carrying amount, an impairment loss is measured as the excess of the carrying amount over the asset group’s fair value, which is determined using valuation techniques consistent with ASC 820, including market, cost, and income approaches. Impairment losses are recognized as part of operating losses in the consolidated statements of loss and comprehensive loss.

48

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Impairment losses for long-lived assets held and used are recognized in the period identified and are not reversed in subsequent periods. Assets classified as held for sale are measured at the lower of carrying amount or fair value less cost to sell in accordance with ASC 360.

There were no indicators of impairment for long-lived assets as of December 31, 2024 or 2023.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements, as well as reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates.

Judgments, estimates, and assumptions where there is a significant risk of material adjustments to assets and liabilities in future accounting periods are outlined below:

●	Intangible Assets: We have determined that intangible asset costs incurred, which were capitalized, have future economic benefits and will be recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits, including anticipated cash flows and estimated economic life. The amortization expense related to intangible assets is determined using estimates of the useful life of the intangible asset.

●	Functional Currency: The functional currency for us and our subsidiaries is the currency of the primary economic environment in which the entity operates. Determining the functional currency involves judgment to determine the primary economic environment. We reassess the functional currency of our entities if there is a change in events and conditions that affect the primary economic environment. We have determined that our functional currency is the United States dollar.

●	Fair Value of Financial Instruments: The evaluation of the fair value of financial instruments, including warrants and options to purchase common shares, requires judgment in selecting the appropriate methodologies and models, as well as evaluating ranges of assumptions and financial inputs to calculate estimates of fair value.

●	Going Concern: These consolidated financial statements have been prepared on a going concern basis, which assumes that we will continue to operate for the foreseeable future and will be able to realize our assets and discharge our liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based on planned actions that may or may not occur due to various factors, including our own resources and external market conditions.

BUSINESS

Business Objectives and Operations

We were incorporated under the name Blackjack Silver Corp. pursuant to the Ontario Business Corporations Act on August 31, 2020. We changed our name to Silver Bow Mining Corp. pursuant to a certificate of amendment effective February 18, 2025. On May 27, 2025, we continued as a British Columbia corporation under the provisions of the BCBA. We are domiciled in British Columbia, Canada and maintain a head office in Butte, Montana. We have no maximum authorized share capital and no par value. We have no maximum authorized share capital and our common shares have no par value.

49

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

We are a minerals exploration company focused on silver, zinc, gold, lead, and copper targets in Montana. We own approximately 3,300 acres in patented mineral claims in Silver Bow County, Montana, USA. Our primary mineral claim property is called the “Rainbow Block”, which is composed of approximately 878 acres of mineral rights, benefiting from over 100 years of exploration, mining, and metallurgical data. Our business currently depends primarily on the Rainbow Block, which is our only material property under active exploration and development. Our current operational focus and near-term exploration plans center on the Rainbow Block. In addition to Rainbow Block, we have approximately 2,420 acres of mineral rights in Silver Bow County, represented by the Marget Ann Block, the Goldsmith Block, the Travona Block and the Emma Block.

We are an exploration stage company, with no history of operations, mining or refining mineral products. There is no assurance that the Rainbow Block will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings.

Property Block	Mineral Rights	Surface Rights	Status
Rainbow Block	887 acres	299 acres	Mineral Resource Estimate complete above water table
Marget Ann Block	Included in total	144 acres	Exploration stage
Goldsmith Block	Included in total	330 acres	Exploration stage
Travona Block	Included in total	—	Exploration stage
Emma Block	Included in total	—	Exploration stage
Total District Holdings	3,300 acres	773 acres

This is our initial public offering, and no public market currently exists for our common shares. The offering price may not reflect the market price of our common shares after this offering. Our common shares are not listed for trading on any exchange or automated quotation system.

We intend to submit an application for listing our common shares for trading on the NYSE American. We anticipate that our common shares will be traded on the NYSE American; however, there can be no assurance that such an application for trading will be approved. If we do not meet all of the NYSE American’s initial listing criteria or our application for listing is not otherwise accepted, we will not complete this offering.

For further information about our properties, see the section entitled “Description of Property”.

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General Corporate Information

Our principal executive offices are located at 1401 Idaho Street, Butte, Montana 59701 and our telephone number is (406) 718-7593. Our website is www.silverbowmining.com. The information on our website is not incorporated by reference into this prospectus.

Organizational Structure

Silver Bow Mining Corp. has four wholly-owned subsidiaries, SBM Properties LLC, a Montana limited liability company, SBM Montana LLC, a Delaware limited liability company, Ferry Lane Limited, a British Virgin Islands company and Ferry Lane Management LLC, a Wyoming limited liability company.

Corporate History

We are advancing the historic silver-zinc vein systems in Butte, Montana, a district with over a century of mining heritage. Since 2022, our focus has been the Rainbow Block, an 878-acre property in North Butte and Walkerville with rich mineralization potential. The property was previously operated by Anaconda Company (“Anaconda”) and contains several significant vein structures including the Rainbow, State, Chief Joseph, and Lexington Veins.

Our exploration strategy targets mineralized zones above the current water table, where we’ve identified potentially substantial untapped mineralization of silver, zinc, gold, lead and other metals. We’ve completed comprehensive digital modelling of the extensive underground workings that are part of the region’s mining complex with its estimated 10,000 miles of historic tunnels. This modelling integrates historical data with modern exploration techniques to guide our exploration plans.

In 2024, we commissioned an independent technical report for the Rainbow Block to determine a mineral resource estimate covering 42 distinct veins identified to date. The report was prepared pursuant to S-K 1300 and is entitled “Technical Report Summary, Rainbow Block, Butte Mining District, Silver Bow County, Montana, USA” with an effective date of December 31, 2024 and an issue date of May 27, 2025 (the “Rainbow Block Technical Report”) This assessment, completed by Dahrouge Geological Consulting in compliance with S-K 1300, established an initial Inferred Mineral Resource of 11.48 million tons grading 14.8 opt (507.4 grams / tonne) Ag-Eq, containing metal of 170.0 million ounces Ag-Eq. We continue to expand our understanding of this Mineral Resource through ongoing exploration while developing plans for environmentally responsible extraction methods in this historically significant mining district.

Markets

Markets Overview

The Rainbow Block has historically produced significant quantities of silver, zinc, gold, lead, and copper throughout its operating history. The polymetallic nature of our deposits provides exposure to both precious and base metals markets, including zinc, which the U.S. Government has designated as a Critical Mineral essential for economic and national security. This diversification offers potential resilience against individual metal price fluctuations.

After market analysis explores the performance of silver, copper, zinc, and gold (as well as lead as a potential byproduct), all of which have been historically mined by previous owners of the Rainbow Block.

Management expects mining within the United States to show growth in the next few years, particularly in metals present within the Rainbow Block. Further exploration of the property will be key to the development of the Rainbow Block and determining what potential resources and reserves will be present on these claims.

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Commodity Price Projections

The following information was reviewed and reported on between the dates of November 6th 2024 and December 15 2025. Any information which may have been published after these dates may not be captured in this prospectus. Analysis of these metals includes statements from current market analysts as a possible interpretation of a current market opinion which may give perspective for the logistics of furthering the exploration of the Rainbow Block claims. No information here should be taken as a forward-looking statement.

Silver

The Rainbow Block hosts significant silver mineralization, predominantly as native silver, electrum and primary and secondary silver sulfides within the veins of the intermediate and peripheral zones. Historical mining by Anaconda Company (a successor company to a number of historical companies with the “Anaconda” name from the 1880’s through 1977 that operated in the Butte project area, including the Rainbow Block) focused primarily on the copper-rich central zone, leaving substantial silver-rich veins in the intermediate and peripheral areas that were less developed. These veins, documented in Anaconda Company’s 1978 Ore Reserves and Resources report, extend to great depths and represent a significant exploration target. The Peripheral Zone, which contains the highest silver grades, encompasses approximately 70% of the Rainbow Block claims currently controlled by us.

Silver exhibits greater price volatility than base metals like copper and zinc, driven by its dual role in industrial applications and as an investment asset sensitive to economic cycles and sentiment (ING Think, Volatility remains set to drive silver, December 8, 2025; Wikipedia, Silver as an investment, November 30, 2025).

During the 2020 pandemic market disruption, silver prices peaked at approximately $29 per ounce in August, nearing levels not seen since 2013 (Exchange-Rates.org, Silver Price History United States 2020; Silver Institute, Global Pandemic Fueled Renewed Investor Interest in Silver in 2020, April 22, 2021). Since then, prices have fluctuated broadly, trading between roughly $20 and $40 per ounce for much of the period before surging in late 2025 to record highs above $60 per ounce amid persistent supply deficits and strong industrial demand (Trading Economics, Silver Price Data, December 16, 2025; Long Forecast, Silver Price Forecast 2025, 2026, 2027 and 2028, December 15, 2025).

Unlike gold, which is predominantly investment-driven, silver derives over 50% of its annual consumption from industrial uses, including for electronics and electrical contacts, photovoltaic cells for solar energy, medical devices with antimicrobial properties, automotive sensors and electrical systems, and specialized optical equipment (GR Reserve, Industrial Uses of Silver: Complete 2025 Guide, October 21, 2025; Silver Institute, Factors that Determine the Silver Price, February 2024). This dual nature amplifies silver’s price sensitivity and positions it favorably amid growth in green technologies and electronics.

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Figure: Silver Commodity Price January 31, 2014, to September 30, 2025 (IMF, 2025)

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Investment demand exerts significant influence on silver prices, especially during periods of dollar weakness, low interest rates, and inflation, when holding non-yielding assets becomes less costly and silver serves as a perceived hedge against currency devaluation (Discovery Alert, Silver Market Outlook: 2025-2030 Price Forecasts and Investment Analysis, December 5, 2025). As of mid-December 2025, silver prices have exceeded $63 per ounce, reflecting robust momentum from industrial deficits and investor inflows, with analysts forecasting potential highs up to $100 per ounce amid ongoing geopolitical tensions, anticipated U.S. monetary policy easing, and evolving trade dynamics (Trading Economics, Silver Price Data, December 16, 2025; CNBC, Silver has rallied 115% this year. Strategists predict what’s next, December 15, 2025),

Supply constraints bolster higher silver prices, with global mine production showing modest declines or stagnation in recent years while demand surges; secondary supply from recycling reached approximately 194 million ounces (about 6,000 tons) in 2024, providing partial balance but insufficient to offset primary production shortfalls (U.S. Geological Survey, Mineral Commodity Summaries 2025 - Silver, January 2025, revised March 2025; Silver Institute, Silver Supply & Demand, 2025). The silver market outlook indicates sustained price strength with volatility tied to economic and geopolitical conditions, supported by fundamental supply-demand imbalances favoring prices above historical norms. It is management’s belief that the Rainbow Block’s significant silver mineralization, documented but largely unmined by previous operators, positions Rainbow Block to potentially help address market supply constraints while benefiting from favorable price conditions.

Zinc

Historical production from the Butte district totals approximately 2.2 million tonnes of zinc, primarily extracted as a by-product of copper and silver mining, underscoring its significant abundance despite secondary status (district-specific historical reports; general zinc byproduct nature confirmed by U.S. Geological Survey Mineral Commodity Summaries 2025).

Zinc’s primary application is in galvanizing steel, where it forms a protective coating that extends material lifespan with minimal environmental impact through corrosion resistance (Crossroads Galvanizing, Why is Zinc Used in Galvanizing and not Copper?, November 4, 2020). Management believes that demand is closely linked to industrialization, urban development, infrastructure projects, automotive production, electronics, and green energy technologies including solar panels, wind turbines, and emerging zinc-ion batteries.

Zinc prices have historically exhibited relative stability in the $2,000–$3,000 per ton range over extended periods, with occasional spikes or downturns tied to geopolitical events and cycles in construction activity, though 2025 has seen prices around $3,100–$3,200 per ton amid supply dynamics (Trading Economics, Zinc Price Data, December 2025).

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Figure: Zinc Commodity Price January 1, 2014 to September 30, 2025 (IMF, 2025)

China’s stimulus measures targeting the property sector are expected to drive modest demand recovery for galvanized steel (and thereby also zinc), though overall market forecasts point to a small surplus in 2025 followed by potential longer-term balance or mild downtrend amid persistent oversupply (CRU Group, Zinc top calls for 2025, January 15, 2025); Investing News Network, Zinc Market: H1 2025 in Review, August 1, 2025).

Recent price softness stems from global oversupply, with ongoing production from major producers including the U.S., Australia, China, India, and Peru; zinc’s recyclability and substitutability by alternatives like aluminum further moderate demand, while elevated treatment charges challenge smelter profitability (U.S. Geological Survey, Mineral Commodity Summaries 2025; StoneX, Zinc Market Faces Supply Rebound and Waning Demand, October 9, 2025). Analysts anticipate zinc prices to remain range-bound with a slight downward bias over the coming years, contingent on demand recovery and supply adjustments (CRU Group, Zinc top calls for 2025, January 15, 2025).

Lead

Production of lead on the Rainbow Block was historically much lower than zinc, coming in at only 427,400 tonnes total during all past production operations. However, it is still worth noting as a potential metal as a lead concentrate will likely be considered in future processing studies.

The lead market has been dominated by the battery and automotive industries, with over 80% of total lead consumption going to producing lead-acid batteries used in motorized vehicles, storage of energy generated by photovoltaic cells and wind turbines, and backup power supply (Fortune Business Insights, Lead Market Size, Share & Industry Analysis, By Application (Ammunition, Batteries, Construction, Electronics, Marine, Plumbing, and Others), and Regional Forecast, 2025-2032, 2025).

In recent years, hesitancy to use lead has increased due to its high toxicity and polluting nature (Sazzini, Lead LME price forecasts, March 18, 2024). In the past, the metal has shown regularly fluctuating high and low values which management believes is related to demand in the battery industry, with some influence from industrial expansion.

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Figure: Lead Commodity Price January 1, 2014 to September 30, 2025 (IMF, 2025)

Lead has recently recovered from a significant oversupply from 2016 to 2017 and has now seen more equilibrium between supply and demand (Home, 2024). Similar to zinc, lead treatment charges have recently dropped to the point where smelters are struggling to make return.

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As of late 2025, lead prices hover around $1,975–$2,040 per ton, with consensus forecasts suggesting stability in the $1,800–$2,400 per ton range and modest upside potential from renewable energy storage battery demand despite ongoing toxicity concerns (Trading Economics, Lead Price Data, December 2025 and International Lead and Zinc Study Group projections).

Gold

While gold is not a main commodity of the Rainbow Block, we believe there is a significant amount of gold present in the Rainbow Block. Historical gold production in the Rainbow Block district totaled 2.92 million ounces. However, this production figure may not represent the full gold potential of Rainbow Block, as Anaconda did not routinely include gold in its regular assaying program. Gold assays were typically performed only when visible gold was noted or in specific areas known to carry higher gold values. This limited sampling approach was economically rational at the time, given that gold prices were fixed at $20 per ounce until 1934, and then at $35 per ounce until 1971. With current spot gold prices exceeding $4,200 per ounce (December 2025), zones that were historically uneconomic or untested for gold may potentially represent significant value (source: Reuters, Gold jumps over 2% to all-time peak, silver follows with record gain, December 22, 2025).

Modern exploration, with comprehensive multi- element analyses, will be required to fully evaluate the gold potential across our properties. However, it is our belief that some of the vein-hosted, peripheral mineralization present at the deposit may have the potential for high-grade gold occurrences. This potential remains largely untested, as historical sampling practices focused primarily on silver, zinc, copper, and lead. Modern exploration, with comprehensive multi-element analyses, will be required to fully evaluate the gold potential across Rainbow Block.

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Commodity Prices: Gold
USD/Oz
2,400.0
2,200.0
2,000.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
01/01/14
01/01/15
01/01/16
01/01/17
01/01/18
01/01/19
01/01/20
01/01/21
01/01/22
01/01/23
01/01/24
GOLD (USD/oz)

Figure: Gold Commodity Price January 31, 2014, to September 30, 2025 (IMF, 2025)

Market analyst predictions expect the value of gold to continue with an upward trend as rising inflation has resulted in an increase in the number of investors diversifying their portfolios into gold (Goldman Sachs, Gold Is Forecast to Rise 6% by the Middle of 2026, September 30, 2025).

Competitive Conditions

The mining business is competitive in all phases of exploration, development and production. We compete with a number of other exploration and mining companies in the search for and acquisition of, mineral properties, many of whom have greater financial resources. As a result of this competition, we may be unable to acquire attractive mineral properties in the future on terms we consider acceptable. We also compete for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us.

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Our ability to acquire properties largely depends on our success in exploring and developing our present properties and on our ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. We may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labor. Factors beyond our control may affect the marketability of minerals mined or discovered by us. See “Risk Factors” in this prospectus.

Raw Materials

We use critical components such as water, electrical power, and propane/natural gas in our business, all of which are readily available in Butte.

Employees and Contractors

As of December 15, 2025, we have engaged four contractors and twelve employees. Our contractors all serves us part-time. These contractors provide management, technical, administrative, accounting and legal services to us. We believe the contractors are an efficient use of our resources, providing us greater flexibility in our cost structure as we commence exploration programs. However, there are risks associated with our planned reliance upon third parties for substantial parts of our activities.

Seasonality

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. In recent years, the significant demand for minerals in some countries has driven increased commodity process. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Rainbow Block and the other properties.

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the United States Environmental Protection Agency (“EPA”), the United States Bureau of Land Management (“BLM”), and the United States Forest Service as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of “Notices to Conduct Mineral Exploration Activities” (Notice level permit) and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

If our future mine wastes, if any, were treated as hazardous waste or such wastes resulted in operations being designated as a “Superfund” site under CERCLA (“Superfund”) for cleanup, material expenditures would be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA and its comparable state law, the Montana Comprehensive Environmental Cleanup and Responsibility Act (“CECRA”), any present owner or operator of a Superfund site or an owner or operator at the time of its contamination generally may be held liable and may be forced to undertake remedial cleanup action or to pay for the government’s cleanup efforts. Such owner or operator may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon our future tailings and waste disposal, if any, in Montana under the CWA and state law counterparts. We have reviewed and considered current federal legislation relating to climate change and we do not believe it to have a material effect on our operations. Additional regulation or requirements under any of these laws and regulations could have a materially adverse effect upon our results of operations.

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Montana

Mining activities on patented lands in Montana are primarily regulated by the Montana Department of Environmental Quality (DEQ) under the Metal Mine Reclamation Act and associated administrative rules. While patented mining claims constitute private property with secure mineral rights, all mining operations remain subject to comprehensive state environmental regulations regardless of surface ownership status.

The DEQ administers several key permits relevant to mining operations on patented lands:

Exploration License: Required for all exploration activities that physically disturb the surface. The license application must include detailed maps, proposed exploration methods, and reclamation plans. Exploration activities typically require posting a reclamation bond based on the extent of planned disturbance. Exploration licenses are issued for one year and must be renewed annually until reclamation is completed and approved.

Operating Permit: Required for mining operations exceeding 5 acres of surface disturbance or removing more than 36,500 tons of material annually. The operating permit application process requires detailed environmental baseline studies, operating plans, and comprehensive reclamation planning. The DEQ conducts an environmental review under the Montana Environmental Policy Act, which may require preparation of an Environmental Assessment (EA) or Environmental Impact Statement (EIS) depending on the potential impacts.

Water Quality Permits: Mining operations affecting water resources require Montana Pollutant Discharge Elimination System permits for any discharges to surface waters, and may require groundwater permits depending on potential impacts to aquifers.

Air Quality Permits: Required for operations that may generate significant air emissions, including dust from mining activities or emissions from processing facilities.

The DEQ coordinates with other state agencies including the Department of Natural Resources and Conservation for water rights, and may consult with the Montana State Historic Preservation Office regarding cultural resources impacts. For operations that may affect state-listed threatened or endangered species, coordination with Montana Fish, Wildlife & Parks may be required.

Mining operations on patented lands adjacent to public lands may also trigger additional review by federal agencies if there are potential impacts to federal resources, even though BLM or Forest Service permits would not be required for activities confined to patented claims.

All mining operations in Montana, regardless of land status, must comply with state-specific reclamation standards, which typically require contemporaneous reclamation, post-closure water quality protection measures, and financial assurance mechanisms adequate to complete reclamation if the operator fails to do so.

Environmental Regulation

Our exploration and development activities, as well as any current or future operations, are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect us or require us to expend significant funds in order to comply with such regulations. There is also a risk that environmental and other laws and regulations may become more onerous, making it more costly for us to remain in compliance with such laws and regulations, which could result in the incurrence of additional costs and operational delays or the failure of our business.

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All phases of our operations in Montana will be subject to extensive federal and state environmental regulation, including:

●	The CERCLA;

●	The CECRA;

●	The RCRA;

●	The CAA;

●	The NEPA;

●	The CWA;

●	The SDWA;

●	The MSHA;

●	The ESA;

●	The NHPA; and

●	Workers Compensation Laws.

These environmental regulations require us to obtain various operating approvals and licenses and also impose standards and controls relating to exploration, development and production activities. Montana state statutes and regulations also establish reclamation and financial assurance requirements for mining operations and require that mining projects in Montana obtain a reclamation permit. Mining projects are required to prepare a reclamation plan and provide financial assurance to ensure that the reclamation plan is implemented upon completion of operations. Compliance with federal and state regulations could result in delays in beginning or expanding operations, incurring additional costs for cleanup of hazardous substances, payment of penalties for discharge of pollutants, and post-mining reclamation and bonding, all of which could have an adverse impact on Silver Bow Mining’s financial performance and results of operations. See “Risk Factors”. We maintain, and anticipate continuing to maintain, a policy of operating our business in compliance with all environmental laws and regulations.

LEGAL PROCEEDINGS

From time to time, we or our subsidiaries may become involved in ordinary routine litigation incidental to the business, to which we or any of our subsidiaries are a party, or of which any of our property is the subject. However, as of the date of this registration statement, we are not involved in any material pending legal or governmental proceedings.

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PROPERTY

Summary

Our primary Property is the Rainbow Block in Silver Bow County, Montana, and is the focus of our exploration efforts.

Locator Map
Legend
Rainbow Claim Block
County Boundaries
Miles
0 1 2 4 6 8
Client: Silver Bow Mining Corp.
Consultant:
Coordinate System: NAD83
UTM Zone 12N
Rainbow Claim Block
DEER LODGE
JEFFERSON
SILVER BOW
Warm Springs
Morel
Opportunity
Mill Creek Rd
Crackerville
Trask
Butte
Silver Bow
Harrison Ave
Buxton
Newcomb
Janney
Homestake
Pipestone Hot Springs
Feely
MT Highway 2 W
Patterson Corner
Johnson
Helena
Idaho
90
15
2
360000
380000
400000
5100000
5080000
N

Figure 1: Rainbow Block - Location Map

Qualified Person

The disclosure in this prospectus of scientific and technical information regarding exploration results for the Rainbow Block has been reviewed and approved by Jacob Anderson, who is a qualified person under S-K 1300. Mr. Anderson is a licensed Certified Professional Geologist under the association of the American Institute of Professional Geologists.

The Rainbow Block

Technical Report Summary

The Rainbow Block Technical Report (as defined above) was prepared pursuant to S-K 1300 and has an effective date of December 31, 2024 and an issue date of May 27, 2025 (the “Rainbow Block Technical Report”).

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The Rainbow Block Technical Report was prepared by Dahrouge Geological Consulting, a QP firm, in compliance with S-K 1300. The following disclosure is taken from parts of the Rainbow Block Technical Report or summarizes sections contained therein and has been prepared in accordance with the requirements of S-K 1300.

Property Description

The Rainbow Block, which consists of 129 patented mining claims totaling approximately 889 acres, located within Sections 6 and 7, Township 3N, Range 7W, and Sections 1, 11 and 12, Township 3N, Range 8W, in the Butte Mining District, Silver Bow County, Montana, USA.

380000
5100000
N
Helena
Idaho
Rainbow Block
Mineral Tenure Map
Legend
Rainbow Claim Block
Miles
0 0.1 0.2 0.4 0.6 0.8 1 1.2
Client: Silver Bow Mining Corp.
Consultant:
Coordinate System: NAD83
UTM Zone 12N
Storm Vw
Oro Fino Gulch Rd
Walkerville
Silver Bow Creek
N Main St
W Granite St
Butte
W Galena St
W Platinum St
S Main St
E Iron St
E 2nd St
115
W Iron St
Old US Highway 10
Centennial Ave
Casey St
Elm St
Greeley
George St
Florence Ave
Carolina Ave
Stuart Ave
Cobban St
Farragut Ave
A St
St Ann St
Williamsburg
Ottawa St
Yale Ave

Figure 2: Rainbow Block Mineral Tenure Map

Location

The Rainbow Block is located in the Butte Mining District, Silver Bow County, Montana, USA. This block of claims is located in the northern part of Butte and within a portion of Walkerville. In the north central part of the Rainbow Block is the historic Alice Pit, and directly southeast of the block is the historic Berkeley Pit. Montana Resources LLP (“Montana Resources”) operates the active mine at the Continental Pit, producing copper and molybdenum concentrates east of the Rainbow Block.

Significant Minerals

The Rainbow Block contains silver, gold, lead and zinc. Management believes the Rainbow Block may also contain critical minerals including copper, manganese, germanium, indium, and gallium. These minerals are important to our exploration and development plans and represent key targets for potential extraction. We desire to explore and develop these minerals, which are subject to various risks including exploration uncertainties, market demand fluctuations, and regulatory factors. Further assay work is required by the Company to substantiate the presence and quantity of these critical metals on the Rainbow Block.

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Project Stage

The Rainbow Block is an exploration stage project. There are no known mineral reserves on the Rainbow Block at this time. There has been insufficient exploration on the Rainbow Block to estimate a mineral reserve. It is uncertain if further exploration will result in the estimation of a mineral reserve. Historical exploration has been conducted on the property. We currently consider this location material to our operations.

Accessibility, Local Resources and Infrastructure

Silver Bow County, located in southwestern Montana, is home to the unified government of Butte-Silver Bow, formed in 1977 when the city of Butte consolidated with Silver Bow County. As of the 2020 census, the county has a population of 34,494 residents, making Butte-Silver Bow the fifth-largest population center in Montana, covering 718 square miles.

Rainbow Block benefits from excellent transportation infrastructure. The Rainbow Block site is located just 2 miles from the intersection of two major interstate highways: Interstate 90, which runs east-west, and Interstate 15, which runs north-south. This strategic location provides efficient road access for both personnel and equipment.

Within the boundaries of Butte-Silver Bow lies Walkerville, a self-administered incorporated town considered a suburb of Butte. As of the 2020 census, Walkerville had a population of 639 residents.

Rail access is provided by two major lines that service the area. The Port of Montana railyard, situated 7 miles west of Butte, offers comprehensive logistics support including transload operations, distribution services, warehousing, and storage facilities. Both Union Pacific Railroad and BNSF Railway serve the Port, providing direct connections to West Coast shipping terminals. This rail service extends to within 1.5 miles of the Rainbow Block in Butte.

Air access is facilitated by Bert Mooney Airport on the southeast edge of Butte. The airport features modern terminal facilities and maintains regular domestic flight service through both Delta and United Airlines. The combination of highway, rail, and air transportation infrastructure positions the Rainbow Block advantageously for future development activities

The local business community provides comprehensive support services for mining operations. Industrial services include welding, metal fabrication, and machine shops. Equipment support is readily available through rental companies, parts suppliers, and heavy equipment contractors. Professional and technical services such as drilling contractors, engineering and environmental firms maintain local offices. The consumable products sector supported by vendors of mine and office materials, industrial parts, petroleum products, and explosives.

Butte hosts several institutions critical to mining sector development. Montana Technological University offers programs in geological, mining, environmental, metallurgical, and other engineering disciplines. The city is also home to the Montana Bureau of Mines and Geology and the Center for Advanced Materials Processing.

While Butte provides most essential services locally, additional support is available in nearby cities. Bozeman lies 90 miles to the east, Helena 65 miles to the north, and Missoula 120 miles to the west.

Rainbow Block benefits from proximity to significant power generation facilities. The Basin Creek natural gas power plant, with 54 MW capacity, is located 9 miles south of the site, and the Dave Gates natural gas power plant, 204 MW capacity, is situated 24 miles to the west.

The Rainbow Block features established infrastructure including a network of paved and unpaved roads, high-voltage power distribution systems, and water service infrastructure. Historical mine workings throughout the property could potentially be used for future development, including ventilation pathways, hoisting systems, and emergency egress routes.

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The local workforce is well-experienced in open-pit operations, though underground mining expertise is currently limited. However, recruitment opportunities exist within a 4-hour drive along Interstate 90 east or west of Butte, where several major underground operations maintain experienced workforces.

This infrastructure foundation, combined with local technical expertise and educational resources, positions the Rainbow Block favorably for potential future development.

Ownership

We hold the mineral interests in the Rainbow Block, which consists of 129 patented mining claims  located within Sections 6 and 7, Township 3N, Range 7W, and Sections 1, 11 and 12, Township 3N, Range 8W. In many cases the surface interests have been severed from the mineral interests.

Title to the mineral rights for the Rainbow Block is held directly by Ferry Lane Limited, a wholly owned subsidiary of Silver Bow Mining Corp.

Geology, Mineralization and Deposit

The Butte porphyry copper-molybdenum deposit is hosted within the Late Cretaceous Butte Quartz Monzonite (BQM), which is part of the Boulder Batholith in Silver Bow County, Montana. The BQM classifies as a biotite-hornblende granite, dated at approximately 76.5 million years ago.

The Boulder Batholith comprises the Butte Granite and various satellite plutons emplaced into older Mesoproterozoic to Mesozoic sedimentary units and possibly coeval Elkhorn Mountains Volcanics. The batholith is elongated NNE–SSW, bounded by the Lewis and Clark Line to the north and a major East–West fault to the south that delineates the transition to Archean basement. Magmatism in the region is attributed to the subduction of the Farallon Plate, initially producing Elkhorn Volcanics and followed by emplacement of multiple intrusive phases ranging from mafic to felsic. Mineralization at Butte is hosted entirely within the BQM and associated quartz porphyry dikes. These dikes, characterized by orthoclase phenocrysts and quartz eyes, predate the Pre-Main Stage porphyry Cu-Mo mineralization.

Two stages of mineralization occurred in this deposit; the earlier “Pre-Main Stage” mineralization is currently being mined at the adjacent Montana Resources’ Continental Open Pit Mine. The later “Main Stage” mineralization created wide mineralized veins that have historically been mined both underground and open pit methods. These polymetallic veins are rich in copper, zinc, manganese, lead, silver, and gold bearing minerals. The vein systems were accessed through the thousands of miles of historical underground workings.

Main Stage mineralization in the Butte Mining District is concentrically zoned with copper-dominated veins located closest to the Anaconda porphyry core (Central Zone). These veins transition to copper-zinc veins within the Intermediate Zone and then to silver-zinc-lead-manganese-gold dominated veins in the Peripheral Zone.

Our mineral claims cover a significant portion of the Peripheral Zone and part of the Intermediate zone mineralization, and include some of the most persistent vein systems in the Butte Mining District.

Faulting throughout the Butte Mining District occurred in conjunction with and after vein formation as veins often display varying degrees of syn- and post-mineralization shearing and faulting. Vein offset due to faulting are generally minimal and usually do not significantly impact vein continuity.

Exploration History

The Butte Mining District is a well-known mining district, historically mined economically for an extensive period. Mining operations within the Rainbow Block generated extensive channel sample data and drill hole information some of which has been utilized for the compilation of the vein geological models and the estimation of the mineral resource.

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New Butte Mining commenced a drilling program in late 1987, drilling a total of 33 reverse circulation drillholes from December 1987 through January 1988, for a total of 4,734 ft drilled. The Reverse Circulation Drilling was focused on the Rainbow vein system. A diamond drill coring program commenced at the end of 1987 and continued through 1990, with holes collared from both surface and underground stations. Surface drilling concluded in January 1989 after completing 46 drillholes totaling 21,687 ft. Surface drilling targeted multiple veins, including the Lexington, State, Chief Joseph, Grey Rock and Rainbow. Drillholes ranged from -45° to -80° in dip, at various azimuths. Underground drilling commenced in June 1988 and continued through June 1990. Forty-four underground diamond drill core holes were completed at dips of -70° to 30° and with varying azimuths, for a total of 10,969 ft. Underground drilling targeted the Missoula, the Lexington Horsetails and the Chief Joseph and Grey Rock veins.

The most recent mineral resource estimate available that in part included the Rainbow Block was completed by the Anaconda Mining Company in 1978 following ARCO’s acquisition. Anaconda recommended “extraction by present day mining technology: open pit mining, large scale block cave mining, highly mechanized bulk underground mining, and selective underground mining employing proven Butte mining practices” (Miller, 1978).

Historical production in the Butte Mining District dating from 1881 resulted in levels of production to make it one of the top silver, zinc, and copper producers in the world.

Permitting and Licensing

The State of Montana requires an Exploration License for all exploration activities on Rainbow Block. The application must include detailed surface maps and proposed prospecting activity including exploration methods. A reclamation and re-vegetation bond must be posted before the license is issued. The license is renewed annually and remains active until a full bond release is granted following a formal reclamation inspection by the Department of Environmental Quality. Annual renewals require documentation of completed work and planned activities for the upcoming year.

Licenses and permits in place are the Exploration License, Stormwater Pollution Prevention Plan, Butte-Silver Bow County Business License. These are currently renewed annually and are currently valid.

Permit / License	Reference No.	Issued By	Date Granted	Validity
Exploration License	000857	DEQ	10/08/2021	Annual
Stormwater Pollution Prevention Plan (SWPPP)	109160	DEQ	09/18/2021	Annual
Butte-Silver Bow County Business License	3497	BSB	01/11/2021	Annual

We obtained an Exploration License from the DEQ for the Rainbow Block in 2021. This license is valid through December 31, 2025. Under Montana’s Metal Mine Reclamation Act, exploration licenses are valid for one year from the date of issuance and require annual renewal. An amendment application is currently being prepared by the Company for review by the DEQ, with approval anticipated in 2025.

We hold Exploration License No. 000857 issued by the Montana Department of Environmental Quality (DEQ) in October 2021. The current license authorizes:

●	Surface Drilling Program:

○	Up to 10 diamond drill pads

○	35 diamond drill holes

○	Up to 1500 feet below surface
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○	Total drilling of 29,300 ft

○	Associated surface disturbance and access

Underground Rehabilitation:

●	Rehabilitation of the Chief Joseph portal and decline

●	Repair of underground workings

●	Installation of required ground support

●	Extraction of up to 10,000 tons of mineralized material for testing purposes only

●	Ventilation system upgrades

We are submitting an amendment application to the DEQ to expand the scope of permitted activities to include:

●	Development of a new exploration decline

●	Additional underground exploration drill stations

●	Associated surface support infrastructure

Surface Rights

We own approximately 299 acres of private surface lands in the Rainbow Block which may be utilized for development of the Rainbow Block, with remaining portions of Rainbow Block’s surface rights being owned by third parties. Some of the surface rights related to areas zoned for use that are not compatible with mineral exploration.

Water Rights

We do not currently own any water rights. All historic water rights were either abandoned or deeded to third parties. Water needed for exploration activities is available for purchase from Butte-Silver Bow Water Utility Division at an existing onsite hydrant. We may eventually secure additional water rights for project development purposes.

Government Mining Taxes, Levies and Royalties

We have granted a NSR of 2% from all products (including precious metals, copper, zinc, lead, manganese, molybdenum, rare earth elements, and other metallic products) produced and sold from Rainbow Block. We have the exclusive right to buy out the full NSR for $7,500,000, with this price remaining fixed until 2035, after which it will be adjusted based on published inflation rates. There are no other known third-party royalties, payments, or other agreements or encumbrances subject to the findings of an updated title report for the claims.

Environmental Liabilities

The Rainbow Block is situated within the Silver Bow Creek/Butte Area Superfund site, which is governed by two key consent decrees; The Butte Priority Soils Operable Unit (BPSOU) Consent Decree (2020) and The Butte Mine Flooding Operable Unit (BMFOU) Consent Decree (2002).

Under the BMFOU Consent Decree, Montana Resources LLP treats contaminated groundwater before it enters Silver Bow Creek. This treatment obligation is part of the broader environmental management framework for the Butte Mining District.

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Environmental indemnification for a substantial portion of the Property is governed by the ARCO Indemnification Agreement. The ARCO Indemnification Agreement describes ARCO's Indemnification to Ferry Lane Limited and Ferry Lane's Indemnification to ARCO.

This ARCO Indemnification Agreement forms part of a comprehensive settlement addressing environmental cleanup and remediation requirements at the Silver Bow Creek/Butte Area National Priorities List (NPL) Site. The settlement was negotiated under CERCL.

Drilling

Drilling occurred on Rainbow Block starting in 1959 with a RC and both underground and surface diamond drilling and a drilling program in 2021 to 2022 after a pause in exploration drilling in the area.

Eight diamond drill holes totaling 4,780.5 ft were completed by us, from October 2021 to January 2022, to confirm historical high-grade intercepts, provide infill data, and determine the extent of vein systems.

Core recovery from all eight BJS21 holes averaged 89%.

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Our drilling results from the 2021-2022 program that targeted the Rainbow-Alice and Lexington-Missoula veins reveal several notable intervals. These intercept intervals include 43.5 feet in the Rainbow-Alice vein in hole BJS21-03, averaging 3.60 opt Ag 1.7% lead and 2.6% zinc from 410.5 to 454.0 feet, with a 1.4-foot interval yielding 13.27 opt silver and 36.5 opt Ag-Eq from 445.5 to 446.9 feet. Other significant intercepts include 46 feet in Rainbow-Alice hole BJS21-23, which averaged 2.32 opt silver and 8.5 opt Ag-Eq from 419.0 to 465.0 feet, and a Lexington-Missoula hole BJS21-31, which intersected 7.1 feet averaging 4.31 opt silver and 10.8 opt Ag-Eq from 309.5 to 316.6 feet. These intervals display variable yet noteworthy gold, silver, and base metal contents, especially in higher-grade zones with significant Ag-Eq values.

See full results in Table 1.

Table 1: Significant Drill Intersections Our 2021 – 2022 drilling program.

Vein Intercept	Hole ID	Dip	Azimuth	From	To	Interval	Au	Ag	Pb	Zn	Ag Eq
		(deg)	(deg)	(ft)	(ft)	(ft)	(opt)	(opt)	(%)	(%)	(opt)
Rainbow-Alice	BJS21-03	-60	160	410.5	454.0	43.5	0.014	3.60	1.7	2.6	8.3
	including			445.5	446.9	1.4	0.045	13.27	10.1	13.1	36.5
Rainbow-Alice	BJS21-23	-40	0	419.0	465.0	46.0	0.010	2.32	2.1	4.6	8.5
	including			425.0	430.0	5.0	0.015	5.51	3.4	9.2	16.6
Badger-State	BJS21-24	-60	180	225.5	238.5	13.0	0.012	4.34	0.2	1.2	6.4
	including			230.0	235.0	5.0	0.019	7.20	0.3	0.9	9.8
Rainbow-Alice	BJS21-25	-45	350	19.0	33.5	14.5	0.027	5.31	1.1	1.5	9.9
Rainbow-Alice	BJS21-26	-60	180	97	110.0	13.0	0.017	3.03	3.2	4.2	10.7
	including			97.0	102.0	5.0	0.009	2.10	5.5	6.2	12.7
Lexington-Missoula	BJS21-31	-50	325	309.5	316.6	7.1	0.022	4.31	0.8	5.4	10.8
	including			311.5	315.2	3.7	0.041	8.20	1.3	10.0	20.0

Sampling, Analysis and Data Verification17

Anaconda Copper Mining Channel Sampling

Channel sampling carried out by Anaconda Copper Mining during the mining process was meticulously documented and described. Sampling was conducted to control mining operations, estimate ore reserves, differentiate ore from waste, determine grade and quantity of material, reduce waste and determine shipping grade. Each sample was examined to ensure it accurately represents the material’s grade and composition. All mineralized faces and sides must be sampled, excluding those parallel to the structure to obtain a representative sample. Samples were taken horizontally at breast height, regardless of vein dip, while noting the true width. Geologists took caution to sample veins with varying hardness to not take too much softer material and not enough harder wall rock.

These samples were assayed for copper, lead, zinc and/or silver using the following procedures. A copper vein containing zinc or vice versa was assayed for both metals. Copper only stopes were only measured for copper unless noticeable zinc or silver were noticed in average or greater quantities. The same process was completed for zinc. However, when zinc appeared in low grade quantities and more silver or lead were reported to be in economic

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quantities lead and silver would be assayed for as well. All development samples were sampled for silver unless the sampling geologist indicates otherwise. Geologists were encouraged to make a grade estimate while sampling and compare them to the assay results. This helped to identify any assaying issues so the area could be resampled and ran again.

A rigorous chain of custody system was implemented to maintain sample integrity throughout the sampling process. All sampling data, including diamond drill holes, vein and waste descriptions, and supplementary geological observations, was consolidated through the senior sampler. Each sample bag was systematically tagged with critical tracking information: date, shift, working place number, number of cars sampled, and car size classification. To ensure accountability, sample tags were submitted to the timekeeper before the conclusion of each shift, and strict protocols required all samples to be transported out of the mine by shift end.

Historic Drill Core Re-Sampling

Historical core drilled by New Butte Mining from 1988 to 1990, housed in the Badger Hoist House, was selectively resampled by us. The approach and purpose of this undertaking was to verify assays of vein intervals originally sampled by New Butte Mining, sample wall rock adjacent to veins and sample previously unsampled veins along with adjacent mineralized wall rock. The approach to sampling historical drill core was tailored to both the size of drill core and the fraction of drill core remaining (whole, half, or quarter).

Sampling of historical drill core was carried out in two phases: 1) a vein interval resampling program and 2) a comprehensive sampling program. During the re-sampling program, which took place during summer and fall of 2021, previously sampled vein intercepts were resampled to provide confirmation of existing assay data.

Drill Core Sampling

Sample intervals were determined by geologists during the logging process, with intervals generally centered between structural, mineralization and or alteration contacts. Samples were typically no more than 5 feet. Where drill core was to be sampled, reference lines were drawn along the core axis to ensure a representative splitting of a vein or disseminated mineralization. Cut lines were drawn to bisect masses or pods of mineralization or vein apexes, so minerals were relatively evenly distributed throughout each half of split core. Orange flagging tape was used to demarcate sample intervals and sample tags were stapled to the core boxes. These tags contain the sample ID, drill hole number and sample intervals. The drill core was subsequently photographed and then sampled. Halving of the drill core was accomplished using a hydraulic splitter, with half of the split core bagged and secured for shipment to the laboratory, and the other half retained in the core boxes for future reference. The drill core splitter was thoroughly cleaned with brushes, compressed air and vacuuming between samples.

Laboratory Analysis

All channel samples collected by Anaconda were sent and processed at an onsite laboratory for analysis. In subsequent drilling programs conducted by us and New Butte Mining, samples were sent to independent certified laboratories. The following section discusses our history of the laboratories utilized throughout the 2021 - 2022 period.

We employed the services of SGS Minerals (“SGS”) in Burnaby, BC for the initial historical resampling and for the first shipment of samples from the 2021 drilling program. The shipment of historical samples contained 177 drill core and QC samples and shipped on July 6, 2021. The second shipment to SGS, transported on November 9, 2021 consisted of samples from drill holes BJS21-23, BJS21-24 and BJS21-26, and a range of QC samples.

SGS was utilized as our primary assay laboratory from July 7, 2021 to December 3, 2021, at which time the decision was made to switch to American Analytical Services Inc. (“AAS”).

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We transitioned to using the laboratory services of AAS in Osburn, Idaho for the next batch of samples from the 2021 drilling project, and for the continuation of re-sampling and gap infill sampling of the historical drill core. The first batch of continued historical drill core gap and re-sampling (BJS_123021-F&AA) was shipped to AAS on December 30, 2021, and contained 46 samples of historical drill core and QC samples. Batch BJS_011422-F&AA, consisting of 132 samples from drill holes BJS21-25, BJS21-01 and BJS21-03, and various QC samples, was sent to AAS on January 10, 2022. Umpire samples (five pulp samples) from SGS batch BBM21-14653 were also sent to AAS for check assaying. A third batch, containing 263 historical drill core and QC samples, were sent to AAS, but not processed. We later chose to utilize AAS for umpire/duplicate sample analysis of SGS and Paragon lab results and, therefore, has not reported any AAS data in our assay database.

Following the decision to transition from AAS to Paragon, we requested all pulp samples and coarse rejects from AAS (batches BJS_123021-F&AA and BJS_011422-F&AA), and the third batch of unprocessed historical samples, be sent to Paragon for analysis. The third batch of 50 historical drill core and QC samples were also sent directly from us to Paragon for analysis. A batch consisting of four coarse reject samples and a single CRM from SGS batch BBM21-14653 were sent to Paragon for umpire duplicate analysis.

We utilized ALS as another umpire laboratory, and for wax-impregnated bulk density analysis.

Security

Throughout our 2021 - 2022 drilling campaign, drill core was picked up from the drill sites at a minimum of once per shift and always picked up by our staff prior to a drill crew leaving for the day or commencing days off. Prior to drill core logging and sampling, all drill core was securely housed by us inside the Missoula Mine Yard, which houses both our office and drill core processing facilities. Drill core samples taken from select intervals were placed in heavy weight canvas sample bags and stored in a plastic-lined wood shipping crate inside the building. The storage and logging premises remained locked overnight and are surrounded by a barbed wire fence with lockable gate.

Samples were subsequently sent by us to the assay labs.  Samples were shipped with the ground freight transportation companies Manitoulin Transportation when shipping samples to SGS in Canada and Old Dominion Freight Line Inc., when shipping samples within the United States to Paragon and, ALS in Nevada and AAS in Osburn, Idaho.

Quality Assurance and Quality Control

We commenced drilling at the Rainbow Block in 2021 and, from this time, implemented a QA/QC program that included the routine insertion of CRMs and blanks into the sample stream sent for geochemical analysis. This includes all samples from the 2021 drilling program, the historical resampling program, and the umpire assaying carried out on the 2021 drill core.

Commencing in 2021, we implemented protocol for QC sample insertion, whereby CRMs were inserted every 20 samples utilizing six CRMs from Canadian Resource Laboratories of Langley, BC (“CRL”). Two types of blanks were used as part of QC protocol. These barren samples included Virginia City Gneiss and the BQM wall rock. Blanks were inserted at a rate of one every 20 samples.

Field duplicates were not taken during the 2021 to- 2022 program. However, duplicate pulp samples from a primary lab were sent for check assaying at an umpire lab.

We currently monitor laboratory assay performance of all CRM and blank material as results are received. Deviations greater than ±3 standard deviations from the expected certified mean value of each CRM are followed up with the lab in a timely manner and samples are re-assayed as required.

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Using the Companies QA/QC protocols, historical core drilled by New Butte Mining from 1988 to 1990 was selectively resampled by the Company in 2021. The approach and purpose of this undertaking was to verify assays of vein intervals originally sampled by New Butte Mining, sample wall rock adjacent to veins and sample previously unsampled veins along with adjacent mineralized wall rock.

Validation of historic channel samples from Anaconda Copper Mining was conducted by Rangefront Mining Services together with Silver Bow Mining Geologists. As part of the validation, the channel samples were combined with the drill hole database and interrogates as part of the geological model wireframe construction.

In 2021, verification of the Rainbow Block drillhole assay database, was conducted for gold, silver, copper, lead and zinc by comparison of the database entries with assay certificates, provided directly to the Qualified Person of the Technical Report.

Mineral Resources

We engaged Dahrouge Geological Consulting to prepare an initial assessment of the Mineral Resource for the Rainbow Block from the database collated from drilling program and historical underground channel sampling. The channel sampling was digitized by our geologists from historical channel mapping and sampling, combined with the drill hole database. Our geologists used the channel sampling and the historical drilling to produce the geological wireframe models of the veins.

Dahrouge Geological Consulting utilized the wireframe boundaries to domain the combined drill-hole and channel sampling database into the veins and compiled an estimate for individual metals within each vein. The metals estimated were Silver (Ag), Gold (Au), Lead (Pb) and Zinc (Zn), with the main result of the estimate being a calculated Ag-Eq (Ag-Eq) reported for the Mineral Resources of the Rainbow Block. The Ag-Eq estimate was calculated per block based on the individual metal estimates within each block. The Mineral Resource was reported by accumulating these results within the block model volume.

The complexity of the estimate is aligned within the well constrained Geological wireframe model of the veins. The estimated metal contents were estimated within the hard boundaries modelled by Rangefront Mining Services and our geologists, and the results followed their guidance.

The effective date of this Mineral Resource estimate is December 31, 2024.

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The results for the Rainbow Block estimation have been classified as Inferred Mineral Resources. The results of the Ag-Eq estimate is based on 4 metal variables. The classification of the combined estimates have been classified as inferred, as all of the metal variables could not be classified with equal confidence based on their sampling and estimation method within the constrained geological model.

According to §229.1300 (Item 1300) Definitions, an Inferred Mineral Resource is defined as that part of a Mineral Resource for which quantity and grade, or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is only sufficient to establish that geological grade or quality continuity are more likely than not.

An inferred mineral resource has the lowest level of geological confidence, preventing the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

The Mineral Resource estimate was constrained within the geological modelling of veins, the topographic surface and the basement limit aligned with the water table, all within the Rainbow Block areal limits. The Mineral Resource estimate has considered the break-even cut-off grade of 4 opt for Ag-Eq. Assumptions of metal price and individual metal recovery have been utilized for the Ag-Eq (Ag-Eq) calculation. No further cost analysis and infrastructure limitations have been considered.

The recovery factor applied to all metals in the Ag-Eq calculation is 100%.

Rainbow Block Silver Equivalent Mineral Resource Estimate as of December 31, 2024.

The following tables show our estimates of Mineral Resources as defined in S-K 1300 as of December 31, 2024 for our Rainbow Block. We have not estimated Mineral Resources or Mineral Reserves on our other properties.

	Vein	Silver Equivalent (Ag-Eq)
	M ton	M oz	oz per ton	g/tonne
Inferred	11.48	170.0	14.8	507.4
	11.48	170.0	14.8	507.4

Ag-Eq Calculation Commodity Prices & Recoveries
Metal	Unit	Price (US$)	Recovery
Au_opt	oz	$2,500	100%
Ag_opt	oz	$25.00	100%
Zn_pct	lb	$1.31	100%
Pb_pct	lb	$0.90	100%
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Average individual metal grades and contained metal for the individual metals included in the Ag-Eq calculation within the Ag-Eq Mineral Resource for the Rainbow Block are shown in the table below using a cut-off grade of 4 opt Ag-Eq. Cut-off grades for individual metals have not been applied in determining average grade and contained metal.

Average Grade by Metal and Contained Metal in the Ag-Eq Mineral Resource Statement as of December 31,2024 for the Rainbow Block

Average Grade by Metal and Contained Metal in the Ag-Eq Mineral Resource
Vein Material	Ag (Silver)		Au (Gold)		Pb (Lead)		Zn (Zinc)
Tons (M)	Ounces	(opt)	Ounces	(opt)	lbs (M)%		lbs (M)%
11.48	49,155,194	4.28	553,549	0.05	287	1.25	1,053	4.59

Planned Work

In 2026 the Company plans to initiate a 20,000 ft surface drill program from permitted drill pads on its private lands in the Rainbow Block. With this drill program, the Company has planned 20 to 25 core drill holes targeting gaps in, and extensions of, the current mineral resource.

Also in 2026, the Company plans to reopen and rehabilitate the existing underground excavation known as the Chief Joseph decline on the Rainbow Block. This existing decline will be used to extend underground workings and for future underground exploration drilling to further define the Rainbow Block resources.

The exploration budget for the planned work for 2026 is an aggregate total of $[●] million, as follows:

●	$[●] million for drilling

●	$[●] million for rehabilitation work

●	$[●] for extension of underground workings
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MANAGEMENT

The following table provides information regarding our executive officers and directors as of December 22, 2025:

Name	Age	Position(s)	Start Date
Executive Officers:
C. Travis Naugle	49	Chairman, President and Chief Executive Officer	May 2024
Wade Black	51	Chief Financial Officer	February 2025
Peter Burroughs	55	Chief Accounting Officer	November 2025
Phillip Nickerson	41	Vice President of Exploration	April 2025
Ruth Chun	46	Corporate Secretary	January 2025

Non-Employee Directors:
Quinton Hennigh, M.Sc./Ph.D.	59	Director	February 2023
David McMullin	55	Director	February 2023
Steve Durbin	47	Director	January 2025
Andy Holloway	58	Director	January 2025

The following is a biographical summary of the experience of our executive officers, other senior management and directors. There are no family relationships among any of our executive officers, other senior management or directors.

Executive Officers

C. Travis Naugle, Chief Executive Officer and Chairman, 49

Mr. Naugle is a mining executive with over 25 years of experience in developing copper, zinc, silver, gold and other strategic metals projects vital to global industry and technology advancement. With deep expertise in critical minerals development, he has successfully championed resource development while forging crucial international partnerships across North America, Russia, and Eurasia.

A licensed Professional Engineer in the State of Montana, Travis holds an MBA from the University of Chicago Booth School of Business, a bachelor’s degree in mining engineering from Montana Tech, and is a Qualified Person in Mine Valuation & Finance.

Mr. Naugle has been CEO of Silver Bow Mining since May 2024 and our Chairman since January 2025. Since 2021, Mr. Naugle has acted as Chairman and CEO of Falcon Butte Minerals Corp and our CEO and Chairman. Since 2022, Mr. Naugle has been a director of Lion Copper and Gold Corp. (OTC:LCGMF) and acted as its CEO between May 2021 to May 2024. Since 2019, Mr. Naugle has acted as managing partner of Redhill Global, a boutique advisory firm.

Wade Black, Chief Financial Officer, 51

Mr. Black, has a career spanning 31 years on Wall Street, starting at Brimberg & Co. in 1994. He co-founded Leeb Brokerage Services, Inc. (1998-2003) as its Chief Financial Officer and co-founded Scarsdale Equities LLC (2005-2020) as COO. He served on boards of mining companies including U.S. Silver Corporation from 2009-2011 and was recently a Principal at R.F. Lafferty & Co. Inc. from 2020-2025. He holds a BA in Economics and Philosophy from Columbia University, 1999 and an MBA from Columbia University, 2005. Mr Black has been with the Company since February 2025.

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Peter Burroughs, Chief Accounting Officer, 55

 Mr. Burroughs is an experienced finance professional with more than 30 years of work in corporate finance and accounting across the mining, industrial, and construction materials sectors. From 2019 through 2025, he served as Vice President, Finance at Martin Marietta Materials, Inc., the largest U.S.-based aggregates mining and heavy construction materials company. Before that he spent 15 years with Caterpillar Inc., where he held various financial leadership roles in the U.S., Brazil and Singapore. He began his career with Deloitte & Touch where he worked in the U.S. and Geneva, Switzerland. Mr. Burroughs holds a MS in Accounting from Appalachian State University and is a Certified Public Accountant. He also serves on the Board of Directors of Transitions Lifecare, a nonprofit hospice organization in Raleigh, North Carolina.

Phillip Nickerson, Vice President of Exploration, 41

Dr. Phillip Nickerson is an economic geologist with extensive experience in base and precious metals exploration in the United States. Raised in Wyoming, Phil went on to study economic geology and the University of Arizona and has published influential papers on the copper deposits of the Southwestern United States. Beginning in 2012, Phil served as a Senior Geologist at EMX Royalty Corp before joining Rio Tinto in 2019 as a Principal Geologist focused on copper exploration in North America and technical geologic support for Rio Tinto’s Nuton venture. Immediately prior to joining us, Phil held the position Exploration Manager – USA at Rio Tinto. Phil holds a B.S. degree in Geology and Geophysics from the University of Wyoming, M.S. and Ph.D. degrees in Geoscience from the University of Arizona and is a Past-President of the Wyoming Geological Association.

Ruth Chun, Corporate Secretary, 46

Ms. Chun is an experienced lawyer, executive and independent director admitted to practice law in Ontario, New York, and Namibia. Ms. Chun has brought her strategic and solutions-focused approach to mergers and acquisitions, financings, go public transactions, commercial agreements, and governance matters in various industries including mining, renewable energy, and consumer packaged goods. For over 20 years she has also served as a board member for a diverse range of public and private companies and charities, including as past chair of Rio Tinto’s Rössing Uranium pension fund and SAVIS of Halton. A trusted advisor to start-ups and large organizations alike, Ruth has established a reputation as a practical problem-solver and known for her reasoned approach to complex issues. She is the founder of Chun Law Professional Corporation, (2019 to present) which specializes in corporate commercial and securities law, and was a partner at Africa’s largest law firm. She holds an honours BA from Trinity College, Toronto an MA from the University of Toronto, a JD from Queens University of Canada and holds the ICD.D designation (Valedictorian, Institute of Corporate Directors).

Non-Employee Directors

Quinton Hennigh, M.Sc./Ph.D., Director, 59

Dr. Hennigh is an economic geologist with 25+ years of experience at companies including Homestake Mining, Newcrest Mining, and Newmont Mining. His discoveries include the 5-million-oz Springpole gold deposit. Currently Chairman and President of Novo Resources (which he helped found in 2010), adviser to Eskay Mining and Lion One Metals, and, since 2020, has been CEO of San Cristobal Mining Inc. San Cristobal Mining focuses on sustainable practices and technology for minimal environmental impact while extracting gold, copper, and rare earth elements. Dr. Hennigh holds a B.S. from the University of Missouri and M.Sc./Ph.D. from Colorado School of Mines. He is a P.Geo member of the Society of Economic Geologists and the Mining and Metallurgical Society of America.

David McMullin, Director, 55

Mr. McMullin is a senior executive with over 30 years of experience in various sectors, including mining, banking, retail, and leadership training. He has a proven track record in organizational improvement, employee development, and project management. David has raised over $300 million in equity financing and has held key management roles in multiple mining and resource companies. He is also a board member of several philanthropic entities and companies. Since 2019, Mr. McMullin has been a director and CEO of JEX Technologies Corporation and President and CEO of Black Icon LLC. From 2018 to 2024, Mr. McMullin was vice-president at Altair Resources Inc. and Chief Procurement Officer at NewGenRNG from 2019 to 2023. Mr. McMullin holds BSc / BA from Southern Utah University.

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Steve Durbin, Director, 47

Mr. Durbin has built his career in financial services with extensive cross-industry investment experience. He founded Quail Bend Capital Partners, a boutique private equity firm, in 2010, where he is President and oversees investments including four mining sector portfolio companies. His previous roles include Senior Managing Director at The Watley Group, Principal at Red Mountain Capital Partners (activist hedge fund), and positions at Oak Hill Capital Partners and JP Morgan. Steve holds an AB in Economics from Harvard and serves on the boards of SaveDaily Holdings Corp, Electric Metals, and us.

Andy Holloway, Director, 58

Mr. Holloway is a mining professional with 35+ years of experience, including 20+ in ownership roles. As a metallurgical engineer, he specializes in plant operations, design, and project management for base and precious metals globally. He has served on the Halyard/Micon Group Board since 2022 and was previously project manager & vice-president metallurgy at Foran Mining Corp. from 2018 to 2021 and was vice-president engineering at Blue Coast Research from 2020 until 2021. Throughout his career he has held leadership positions at multiple firms, co-founded a Toronto engineering consultancy, and has worked extensively across Africa, Asia, and the Americas.

Significant Employees

John Marjerison, Project Manager, 55

As the Project Manager for our Butte Property, Mr. Marjerison is responsible for overseeing and coordinating various critical functions, including Health and Safety, Permitting, Engineering and Design, Land and Mineral Title Management, Budgeting, Vendor and Contractor Management, and Administrative Operations.

Involvement in Certain Legal Proceedings

Corporate Cease Trade Orders

To our knowledge, no director or executive officer of us is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies and Other Proceedings

To our knowledge, no director or executive officer of us, or a shareholder holding a sufficient number of our securities to affect materially the control of us:

(a)	is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold our assets; or
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(b)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To our knowledge, no director or executive officer of us has been subject to any legal proceeding or other event described in Item 401(f) of Regulation S-K during the past ten years.

Arrangements between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including directors, pursuant to which the officer was selected to serve as an officer.

Family Relationships Disclosure

None of our directors are related by blood, marriage, or adoption to any other director, executive officer, or other key employees.

Ethical Business Conduct

The Board monitors our ethical conduct and ensures that we comply with the applicable legal and regulatory requirements of relevant securities commissions and stock exchanges. We have a Code of Conduct and Business Ethics for members of the Board. Each of which can be found on our website at www.silverbowming.com.

In general, the Board has found that the fiduciary duties placed on individual directors by our governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in our best interests.

Complaints Procedures

We have also adopted specific procedures to receive complaints and submissions relating to accounting matters (the “Whistleblower Policy”), which outline complaint procedures for financial concerns and other corporate issues. Under the Whistleblower Policy, complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding accounting or auditing matters to their direct supervisor, the Chief Financial Officer or any other executive officer of the Company with whom they feel comfortable speaking. If the employee does not feel comfortable reporting with the executive structure of the Company, complaints can also be made directly to the Chair of the Audit Committee. The Whistleblower Policy also provides for confidential and anonymous reporting through a third-party service provider.

Excluding complaints or submissions made directly pursuant to the procedures above under the Whistleblower Policy, regarding financial, accounting or auditing matters, the Board does not formally monitor compliance with the Code of Conduct and Business Ethics. Management is responsible for reporting to the Corporate Governance and Nominations Committee when they become aware of any breaches or alleged breaches of the Code of Conduct and Business Ethics and complaints made by suppliers or employees against us or any director, employee or officer. In the event of a violation of the Code of Conduct and Business Ethics, the applicable committee of the Board will investigate the breach or alleged breach and, if appropriate, recommend corrective disciplinary action, including, if warranted, termination of employment. In the event that a breach or alleged breach relates to financial, accounting or auditing issues, the Audit Committee will have responsibility to investigate the matter.

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At the date of this prospectus, there has been no conduct by a director or executive officer that constitutes a departure from the Codes and the Complaints Officer has received no complaints under the Whistleblower Policy.

Nomination of Directors

The Board does not have a formal process for identifying new candidates for Board nomination. When required, the Board collaborates with management to identify potential candidates to consider their suitability for membership on the Board.

Director Independence

The Board evaluates the independence of each nominee for election as a director of our Company in accordance with the listing rules of the NYSE American set forth in the NYSE American Company Guide. Pursuant to these rules, a majority of our Board must be “independent directors” within the meaning of the NYSE American Company Guide, and all directors who sit on our Audit Committee, Nominating Committee and Compensation Committee must also be independent directors.

The NYSE American definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of us or our subsidiaries and has not received certain payments from, or engaged in various types of business dealings with us. In addition, as further required by the NYSE American, the Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities as they may relate to us and our management.

As a result, the Board has affirmatively determined that each of Quinton Hennigh, Steve Durbin, David McMullin, and Andy Holloway are independent in accordance with the NYSE American listing rules. The Board has also affirmatively determined that all members of our Audit Committee, Nominating Committee and Compensation Committee are independent directors.

Committees of the Board

Our Board has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our audit committee is composed Steve Durbin, David McMullin and Quinton Hennigh. Mr. Durbin is the Chair of our audit committee. Each of the members of our audit committee meet the independence requirements under the NYSE American and SEC rules. All are considered to be “independent” as that term is defined in applicable securities legislation. Each member of our audit committee is financially literate. In addition, our Board has determined that Mr Durbin is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and Board.

The primary function of the audit committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by our senior management to regulatory authorities and shareholders, our systems of internal controls regarding finance and accounting, and our auditing, accounting and financial reporting processes. Consistent with this function, the audit committee will encourage continuous improvement of, and should foster adherence to, our policies, procedures and practices at all levels.

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The audit committee’s primary duties and responsibilities are to:

●	serve as an independent and objective party to oversee our accounting and financial reporting processes and internal control system;

●	review our financial statements and management’s discussion and analysis;

●	oversee the audit of our financial statements;

●	oversee our compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;

●	oversee, review and appraise the independence and the performance of our external auditors; and

●	provide an open avenue of communication among our auditors, senior management and the Board.

Compensation Committee

Our compensation committee is composed of Quinton Hennigh and David McMullin. Quinton Hennigh is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under the NYSE American and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

The compensation committee has been established by our Board to carry out the responsibilities delegated by the Board relating to the review and determination of a compensation plan that is both motivational and competitive for executive officers and other members of senior management (collectively “Executive Management”) so that it will attract, hold and inspire performance of Executive Management of a quality and nature that will enhance our reputation, operational success and growth. The compensation committee will assist the Board in fulfilling its responsibilities relating to human resources and compensation issues.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee that is comprised entirely of independent directors; this committee is charged with the responsibility of identifying new candidates for Board nomination, among other things. The current members of the Corporate Governance and Nominating Committee are: Quinton Hennigh, David McMullin, Steve Durbin.

The main purpose of the governance and nominating committee is to provide a focus on governance that will enhance our performance, to assess and make recommendations regarding the Board’s effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors.

While a formal process has not yet been developed, it is expected that Board candidates will be identified through industry contacts and search firms.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board.

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EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an “emerging growth company,” we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act of 1933. This section provides an overview of the compensation awarded to, earned by, or paid to each individual who served as our principal executive officer during fiscal years 2023 and 2024, and our next two most highly compensated executive officers in respect of their service to our company for fiscal years 2023 and 2024. We refer to these individuals as our “NEOs”.

Summary Compensation Table

Name and principal position	Fiscal year	Salary & Consulting ($)	Share- based awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
C. Travis Naugle, CEO	2024	157,500		237,300(3)	—	—	—	—	394,800
	2023	—	—	—	—	—	—	—	—
Carl Hansen, former CEO, former President	2024	107,310	120,000(4)	237,300(5)	—	—	—	—	464,610
	2023	261,000	—	—	—	—	—	—	261,000
Julio DiGirolamo, former CFO	2024	132,247	37,500(6)	88,988(7)	—	—	—	—	258,735
	2023	89,010	—	—	—	—	—	—	89,010
(1)	The amounts in this column represent the dollar amounts for the aggregate grant-date fair value of RSUs granted pursuant to the Stock Option Plan, computed in accordance with FASB ASC Topic 718. See Note 11 to the Company’s audited annual financial statements for the years ended December 31, 2024 and 2023 for further details on the calculation and underlying assumptions used in calculating the grant-date fair value of RSUs..
(2)	The amounts in this column represent the dollar amounts for the aggregate grant-date fair value of Options granted pursuant to the Stock Option Plan, computed in accordance with FASB ASC Topic 718. See Note 11 to the Company’s audited annual financial statements for the years ended December 31, 2024 and 2023 for further details on the calculation and underlying assumptions used in calculating the grant-date fair value of Options.
(3)	Consists of 1,000,000 stock options expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.
(4)	Consists of 400,000 RSUs issued April 18, 2024. The RSUs vested on April 18, 2024.
(5)	Consists of 1,000,000 stock options expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.
(6)	Consists of 125,000 RSUs issued April 18, 2024. The RSUs vested on April 18, 2024.
(7)	Consists of 375,000 stock options expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.
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Executive Employment Agreements

The following are descriptions of the employment agreements with our NEOs and current executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our NEOs and current executive officers, please see “Non-Employee Director Compensation—Termination and Change of Control Benefits” below.

C. Travis Naugle

We entered into an executive employment agreement with C. Travis Naugle, our Chief Executive Officer, and Butte Blackjack Operating, LLC (subsequently renamed SBM Montana LLC) on May 1, 2024 (the “Naugle Agreement”). The Naugle Agreement provides for a term expiring on May 1, 2029. Mr. Naugle is entitled to an annualized gross base salary of $252,000 with the potential to receive an annual performance bonus each fiscal year. The performance bonus may range from 75% to 150% of Mr. Naugle’s base salary, based on performance metrics established and evaluated by the Board on an annual basis. Mr. Naugle received 1,000,000 fully vested restricted stock units as of April 1, 2025 and 146,812 restricted stock units which vest upon a liquidity event. Mr. Naugle also received 14,000,000 performance warrants in January 2025 which vest upon meeting certain performance metrics. The Board may also grant Mr. Naugle an annual discretionary bonus based on metrics determined by the Board. Mr. Naugle is also eligible to receive performance warrants pursuant to a performance warrant agreement in the following situations: (a) upon the Company completing this offering, (b) upon completion of planned surface drilling, (c) upon an updated resource estimate within the first year of his employment, (d) at the start of underground development, and (e) if there is an economic study.

Wade Black

We entered into an executive employment agreement with Wade Black, our Chief Financial Officer, and Butte Blackjack Operating, LLC (subsequently renamed SBM Montana LLC) on February 1, 2025 (the “Black Agreement”), as amended November 1, 2025. The Black Agreement, as amended, provides for a term expiring on February 1, 2028. Mr. Black is entitled to an annualized gross base salary of $160,000 with the potential to receive an annual performance bonus each fiscal year of up to 50% of Mr. Black’s base salary, paid in cash, options, or a combination thereof. The amount of the performance bonus will be based on performance metrics established and evaluated by the CEO on an annual basis. Mr. Black also received 500,000 stock options expiring on March 3, 2030, one third of which vested upon grant, one third of which will vest on the one-year anniversary of grant and the remaining one third of which will vest on the second year anniversary of grant.

Peter Burroughs

We entered into an executive employment agreement with Peter Burroughs, our Chief Accounting Officer, and SBM Montana LLC on November 1, 2025 (the “Burroughs Agreement”). The Burroughs Agreement provides for a term expiring on November 1, 2028. Mr. Burroughs is entitled to an annualized gross base salary of $125,000 with the potential to receive an annual performance bonus each fiscal year of up to 25% of Mr. Burroughs’s base salary, paid in cash, options, or a combination thereof. The amount of the performance bonus will be based on performance metrics established and evaluated by the CEO on an annual basis. Mr. Burroughs also received 300,000 stock options, one third of which vested upon grant, one third of which will vest on the one-year anniversary of grant and the remaining one third of which will vest on the second year anniversary of grant.

Phillip Nickerson

The Company entered into an executive employment agreement with Phillip Nickerson, our Vice President of Exploration, and SBM Montana LLC on April 14, 2025 (the “Nickerson Agreement”). The Nickerson Agreement provides for a term expiring on April 14, 2028. Mr. Nickerson is entitled to an annualized gross base salary of $150,000 with the potential to receive an annual performance bonus each fiscal year up to 50% of Mr. Nickerson’s base salary, paid in cash, options, or a combination thereof. The amount of the performance bonus will be based on performance metrics established and evaluated by the CEO on an annual basis. Mr. Nickerson also received 600,000 stock options which vested upon the date of grant.

Carl Hansen

Carl Hansen, through Swansea Holding Inc. (“Swansea”), was contracted to provide services of President and Chief Executive Officer from January 1, 2023, through May 2024 and the services of President from May 2024 through January 27, 2025. Under the terms thereof, Swansea received C$150,000 + 13% GST paid on February 28, 2025, in respect of wages due for 2024. Additionally, Swansea received a one-time cash termination payment of $150,000 +

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13% GST, paid on April 29, 2025. We entered into an advisory agreement (the “Advisory Agreement”) with Mr. Hansen as of April 25, 2025, which will expire on December 31, 2027, during which will pay Mr. Hansen an hourly rate of C$250. Mr. Hansen received 400,000 fully vested restricted stock units as of April 18, 2024. Mr. Hansen also received 1,000,000 stock options expiring April 18, 2029, which vested immediately upon grant.

Julio DiGirolamo

On August 21, 2024, we entered into a resignation agreement and mutual release with Front Street Management Inc. and Julio DiGirolamo (the “DiGirolamo Termination Agreement”). Pursuant to the DiGirolamo Termination Agreement we agreed to pay Mr. DiGirolamo (i) any outstanding wages earned as of the date of termination, (ii) accrued and unused vacation pay owed to DiGirolamo, and (iii) a lump sum payment of $90,000. Additionally, we have entered into a consulting agreement with Front Street Management Inc. (initial one year terms with three automatic one-year extensions), owned by Mr. DiGirolamo, such that Mr. DiGirolamo has retained all Company stock options granted and vested prior to the effective date of the agreement. Mr. DiGirolamo received 375,000 fully vested restricted stock units as of April 18, 2024. Mr. DiGirolamo also received 375,000 stock options expiring April 18, 2029, which vested immediately upon grant.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2024.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (U.S.$)	Option Expiration Date
C. Travis Naugle	1,000,000			0.30	4/18/2029

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NON-EMPLOYEE DIRECTOR COMPENSATION

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during fiscal years 2023 and 2024.

Director compensation is limited strictly to non-employee directors. Our director compensation philosophy is as follows:

●	To provide a compensation level that will attract exceptionally experienced and skilled candidates and encourage them to play an active role in our strategic development;

●	To compensate for work on the Board and work on the committees of the Board; and

●	To provide share-based compensation to align director compensation with increases in long-term shareholder value.

The following table sets forth the total compensation for our non-employee directors for the fiscal year ended December 31, 2024.

					Non-equity incentive plan compensation ($)
Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($)(1)		Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
David Richards	nil		83,055	(2)					83,055
David McMullin	nil		83,055	(3)					83,055
James Macintosh	nil	30,000(4)	71,190	(5)					101,190
Quinton Hennigh, M.Sc./Ph.D.	nil		100,853	(6)					100,853

(1)	The amounts in this column represent the dollar amounts for the aggregate grant-date fair value of Options granted pursuant to the Stock Option Plan, computed in accordance with FASB ASC Topic 718.

(2)	Consists of 350,000 Options to purchase common shares expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.

(3)	Consists of 350,000 Options to purchase common shares expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.

(4)	Consists of 100,000 RSUs granted April 18, 2024. The RSUs vested on April 18, 2024.

(5)	Consists of 300,000 Options to purchase common shares expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.

(6)	Consists of 425,000 Options to purchase common shares expiring April 18, 2029, with an exercise price of $0.30. The stock options vested immediately upon the date of grant.

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Pension and Other Retirement Benefits

We do not have a defined benefit plan, a deferred contribution plan, a deferred compensation plan or a pension plan.

Termination and Change of Control Benefits

Chief Executive Officer

Pursuant to the Naugle Agreement:

Change of Control

In the event we complete a Change of Control (as defined below), during his employment or within six months of his separation from employment, we must pay Mr. Naugle a Change of Control Payment equal to three times his annualized base salary. Additionally, upon the Change of Control, any unvested stock options or grants under our compensation plans will immediately vest.

Termination For Cause or Without Good Reason

If Mr. Naugle’s employment is terminated by us with Cause or if Mr. Naugle resigns without Good Reason, he will be entitled to receive: (a) any accrued but unpaid base salary and accrued but unused paid time off which shall be paid on the date of such termination; (b) any earned but unpaid bonus with respect to any completed calendar year immediately preceding the date of such termination; and (c) reimbursement for unreimbursed business expenses properly incurred by Mr. Naugle.

Termination without Cause or Resignation with Good Reason

If Mr. Naugle’s employment is terminated by us without Cause or if Mr. Naugle resigns with Good Reason, we will provide him the following severance benefits (collectively, the “Severance Benefits”): (a) a paid lump-sum severance pay in a gross amount, before applicable withholdings, equal to twelve (12) months of his ending base salary, which shall be paid within three (3) weeks following the date of his termination of employment; (b) an amount equal to his accrued, but unused, paid time off; (c) if, after his employment with us ends, he continues his ending health, dental, and vision coverage for himself and his family (whether pursuant to applicable COBRA/continuation laws or otherwise) we will pay on his behalf or reimburse him for the premiums for such coverage for a period of twelve (12) months; (d) all unvested stock options and restricted stock units granted to Mr. Naugle shall immediately vest and become exercisable as of the date of termination; and (e) we shall reimburse him for any unreimbursed business expenses properly incurred by Mr. Naugle prior to the date of termination, subject to our expense reimbursement policies and procedures. We shall take all necessary actions to ensure that stock options remain exercisable for the entire original period set forth in the applicable grant agreement, notwithstanding the termination of his employment.

Chief Financial Officer

Pursuant to the Black Agreement:

Change of Control

In the event we complete a Change of Control (as defined below), during his employment or within six months of his separation from employment, we must pay Mr. Black a Change of Control Payment equal to two times his annualized base salary. Additionally, upon the Change of Control, any unvested stock options or grants under our compensation plans will immediately vest.

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Termination For Cause or Without Good Reason

If Mr. Black’s employment is terminated by us with Cause or if Mr. Black resigns without Good Reason, he shall be entitled to receive: (a) any accrued but unpaid base salary and accrued but unused paid time off which shall be paid on the date of such termination; (b) any earned but unpaid bonus with respect to any completed calendar year immediately preceding the date of such termination; and (c) reimbursement for unreimbursed business expenses properly incurred by Mr. Black.

Termination without Cause or Resignation with Good Reason

If Mr. Black’s employment is terminated by us without Cause or if Mr. Black resigns with Good Reason, we shall provide him the following severance benefits (collectively, the “Severance Benefits”): (a) a paid lump-sum severance pay in a gross amount, before applicable withholdings, equal to twelve (12) months of his ending base salary, which shall be paid within three (3) weeks following the date of his termination of employment; (b) pro-rated bonus for the current year; (c) if, after his employment with us ends, he continues his ending health, dental, and vision coverage for himself and his family (whether pursuant to applicable COBRA/continuation laws or otherwise) we will pay on his behalf or reimburse him for the premiums for such coverage for a period of twelve (12) months; (d) all unvested stock options and restricted stock units granted to Mr. Black shall immediately vest and become exercisable as of the date of termination; and we shall reimburse him for any unreimbursed business expenses properly incurred by Mr. Black prior to the date of termination, subject to our expense reimbursement policies and procedures.

Chief Accounting Officer

Pursuant to the Burroughs Agreement:

Termination For Cause or Without Good Reason

If Mr. Burroughs’s employment is terminated by us with Cause or if Mr. Burroughs resigns without Good Reason, he will be entitled to receive: (a) any accrued but unpaid base salary and accrued but unused paid time off which shall be paid on the date of such termination; (b) any earned but unpaid bonus with respect to any completed calendar year immediately preceding the date of such termination; and (c) reimbursement for unreimbursed business expenses properly incurred by Mr. Burroughs.

Termination without Cause or Resignation with Good Reason

If Mr. Burroughs’s employment is terminated by us without Cause or if Mr. Burroughs resigns with Good Reason, we will provide him the following severance benefits (collectively, the “Severance Benefits”): (a) a paid lump-sum severance pay in a gross amount, before applicable withholdings, equal to twelve (12) months of his ending base salary, which shall be paid within three (3) weeks following the date of his termination of employment; (b) an amount equal to his accrued, but unused, paid time off; (c) if, after his employment with us ends, he continues his ending health, dental, and vision coverage for himself and his family (whether pursuant to applicable COBRA/continuation laws or otherwise) we will pay on his behalf or reimburse him for the premiums for such coverage for a period of twelve (12) months; (d) all unvested stock options and restricted stock units granted to Mr. Burroughs shall immediately vest and become exercisable as of the date of termination; and (e) we shall reimburse him for any unreimbursed business expenses properly incurred by Mr. Burroughs prior to the date of termination, subject to our expense reimbursement policies and procedures. We shall take all necessary actions to ensure that stock options remain exercisable for the entire original period set forth in the applicable grant agreement, notwithstanding the termination of his employment.

Vice President of Exploration Agreement

Pursuant to the Nickerson Agreement:

Change of Control

In the event we complete a Change of Control (as defined below), during his employment or within six months of his separation from employment, we must pay Mr. Nickerson a Change of Control Payment equal to two times his annualized base salary. Additionally, upon the Change of Control, any unvested stock options or grants under our compensation plans will immediately vest.

Termination For Cause or Without Good Reason

If Mr. Nickerson’s employment is terminated by us with Cause or if Mr. Nickerson resigns without Good Reason, he shall be entitled to receive: (a) any accrued but unpaid base salary and accrued but unused paid time off which shall be paid on the date of such termination; (b) any earned but unpaid bonus with respect to any completed calendar year immediately preceding the date of such termination; and (c) reimbursement for unreimbursed business expenses properly incurred by Mr. Nickerson.

Termination without Cause or Resignation with Good Reason

If Mr. Nickerson’s employment is terminated by us without Cause or if Mr. Nickerson resigns with Good Reason, we shall provide him the following severance benefits (collectively, the “Severance Benefits”): (a) a paid lump-sum severance pay in a gross amount, before applicable withholdings, equal to twelve (12) months of his ending base salary, which shall be paid within three (3) weeks following the date of his termination of employment; (b) pro-rated bonus for the current year; (c) if, after his employment with us ends, he continues his ending health, dental, and vision coverage for himself and his family (whether pursuant to applicable COBRA/continuation laws or otherwise) we will pay on his behalf or reimburse him for the premiums for such coverage for a period of twelve (12) months;

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(d) all unvested stock options and restricted stock units granted to Mr. Nickerson shall immediately vest and become exercisable as of the date of termination; and (e) we shall reimburse him for any unreimbursed business expenses properly incurred by Mr. Nickerson prior to the date of termination, subject to our expense reimbursement policies and procedures.

For purposes of the summary of the termination and change of control benefits described above:

“Change of Control” will be deemed to have occurred if any of the following occurs:(a) a combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving us and any one or more of our affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the common shares and other securities of us immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of us or our successor; (b) the sale, transfer, or other disposition of more than 50% interest in the Butte Project to a person other than an affiliate of us; (c) a resolution is adopted to wind-up, dissolve or liquidate us; (d) The acquisition by any person or entity, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, of beneficial ownership of more than 50% of the voting power of our outstanding securities; (e) a change in the composition of the Board, which occurs at a single meeting of the shareholders of us or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change.

“Cause” means the occurrence of any of the following: (a) Executive’s material breach of this Agreement that is not cured by Executive, or is not capable of being cured by Executive, within thirty (30) days after we, by way of resolution adopted by an affirmative vote of the Board, deliver written notice of such Cause to Executive; or (b) intentional conduct by Executive which is demonstrably injurious to us that is not cured by Executive, or is not capable of being cured by Executive, within thirty (30) days after we deliver written notice of such Cause to Executive; or (c) fraud, misappropriation or embezzlement by Executive; or (d) Executive’s conviction of a felony crime or a crime of moral turpitude; or (e) Executive’s death; or (f) Executive’s inability, due to physical or mental incapacity, to perform the essential functions of Executive’s position with or without reasonable accommodation, for one hundred eighty (180) days out of any three hundred sixty-five (365) day period or one hundred eighty (180) consecutive days.

“Good Reason” means the occurrence of any of the following without Executive’s express written consent: (a) a reduction in Executive’s Base Salary without the Executive’s written consent; (b) a material breach of this Agreement by us; (c) our failure to obtain an agreement from any successor to us to assume and agree to perform this Agreement in the same manner and to the same extent that we would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; or (d) a diminution or other adverse change in Executive’s title, authority, duties, or responsibilities in connection with out business (other than temporarily while Executive is physically or mentally incapacitated or as required by applicable law).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, there have been no related party transactions in our two most recently completed financial years that required disclosure under any applicable Canadian or U.S. securities laws.

Policies and Procedures for Transactions with Related Persons

We have adopted a written policy in our audit committee charter that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common shares and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common shares, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The table below sets forth information known to us regarding the beneficial ownership of our common shares as of December 22, 2025 for:

●	each person we believe beneficially holds more than 5% of our outstanding common shares;

●	each of our directors and NEOs; and

●	all our directors and executive officers as a group.

The number of common shares beneficially owned by a person includes shares subject to options held by that person that are currently exercisable or that become exercisable within 60 days of December 22, 2025. Percentage calculations assume, for each person and group, that all common shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days of December 22, 2025 are outstanding for the purpose of computing the percentage of common shares owned by such person or group. However, such unissued common shares described above are not deemed to be outstanding for calculating the percentage of common shares owned by any other person.

Except as otherwise indicated, the persons in the table below have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to community property laws where applicable. We do not know of any arrangement, the operation of which may at a subsequent date result in a change in control of us.

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Ownership by Management

The following table sets forth certain information regarding beneficial ownership, control or direction, directly or indirectly, of the common shares, as of December 22, 2025, by (i) each of the Corporation’s executive officers and directors individually; and (ii) our executive officers and directors, as a group.

Name and Position (1)	Common Shares Beneficially Owned	Percentage of Class (2)
C. Travis Naugle: Chief Executive Officer	14,344,423(3)	5.7%
Wade Black: Chief Financial Officer	678,334(4)	*
Peter Burroughs: Chief Accounting Officer	100,000(5)	*
Phillip Nickerson: Vice President of Exploration	820,000(6)	*
Steve Durbin: Director	4,416,036(7)	1.9%
David McMullin: Director	2,467,269 (8)	1.0%
Andy Holloway: Director	500,000(9)	*
Quinton Hennigh: Director	3,821,916 (9)	1.6%
All executive officers and directors as a group (7 persons)	27,147,977	10.5%

*	Represents less than 1% of the outstanding Common Shares.

(1)	The address of each of the persons listed is c/o Silver Bow Mining., 81401 Idaho Street, Butte Montana 597012.

(2)	In accordance with Rule 13d-3(d)(1) under the Exchange Act, the applicable percentage of ownership for each person is based on 238,855,200 common shares outstanding as of December 22, 2025.

(3)	Includes 1,594,423 common shares, 2,750,000 common shares issuable upon exercise of vested stock options and 10,000,000 common shares issuable upon exercise of performance warrants to vest within 60 days of December 22, 2025. Does not include 220,218 unvested RSUs or 4,000,000 unvested performance warrants.

(4)	Includes 245,000 common shares and 433,334 common shares issuable upon exercise of vested stock options or stock option which vest within 60 days of December 22, 2025. Does not include 166,666 unvested stock options.
(5)	Includes 100,000 common shares issuable upon exercise of vested stock options. Does not include 200,000 common shares issuable upon exercise of unvested stock options.

(6)	Includes 220,000 common shares and 600,000 vested stock options exercisable for common shares.

(7)	Includes 2,666,036 common shares and 1,750,000 common shares issuable upon exercise of vested stock options. Does not include 220,218 unvested restricted stock units.

(8)	Includes 967,269 common shares, and 1,500,000 common shares issuable upon exercise of vested stock options. Does not include 172,044 unvested restricted stock units.

(9)	Includes 500,0000 common shares issuable upon exercise of vested stock options. Does not include 172,044 unvested restricted stock units.

(9)	Includes 1,896,916 common shares and 1,925,000 vested stock options exercisable to acquire common shares. Does not include 172,044 unvested restricted stock units.

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Ownership by Principal Shareholders

The following table sets forth certain information regarding the ownership of the common shares as at December 22, 2025 by each shareholder known to the Corporation to beneficially own or control or direct, directly or indirectly, more than five percent of the outstanding Common Shares based on such person’s most recently available Schedule 13G filed with the SEC.

Name and Address	Common Shares Beneficially Owned(1)	Percentage of Class(1)
2176423 Ontario Ltd. B1 Level, 1 First Canadian Place, Toronto, ON M5X 1H3	13,086,900(2)	5.5%
Bruce Reid 56 Humber Trail, Toronto, ON M6S 4C1	16,056,709	6.7%
Crescat Portfolio Management LLC 44 Cook Street, Denver, Colorado 80206	23,177,732(3)	9.7%
ISLV Partners LLC 6824 Perimeter Loop Road, S 145, Dublin, OH 43017	50,241,360(4)	21%
Haywood Securities Inc. 700-200 Burrard Street Vancouver, BC V6C 3L6	22,194,134(5)	7.4%

(1)	In accordance with Rule 13d-3(d)(1) under the Exchange Act, the applicable percentage of ownership of each Shareholder is based on 238,855,200 common shares outstanding as of December 22, 2025.

(2)	Shares are held by BMO Nesbitt Burns ITF 2176423 Ontario Ltd. Eric Sprott the [●] of 2176423 Ontario Ltd. exercises voting and dispositive control over the common shares.

(3)	Includes an aggregate of 23,177,732 common shares held by entities managed by Crescat Portfolio Management LLC (“Crescat”) and referred to as the “Crescat Funds” which consist of Crescat Global Macro Master Fund Ltd (7,128,394 common shares ) Crescat Institutional Commodity Master Fund Ltd (815,726 common shares), Crescat Institutional Macro Master Fund (590,675 common shares), Crescat Long/Short Master Fund Ltd. (1,351,532 common shares) and Crescat Precious Metals Master Fund Ltd. (13,291,405 common shares). Kevin Smith as the manager of Crescat Portfolio Management LLC exercise voting and dispositive control over the common shares.

(4)	Includes 50,241,360 common shares. [●] the [●] of ISLV Partners LLC exercises voting and dispositive control over the common shares.

(5)	Includes 17,989,488 common shares and 4,204,646 warrants exercisable to acquire common shares held by Haywood Securities Inc. and entities and persons managed by Haywood Securities Inc. [●] the [●] of Haywood Securities Inc. exercises voting and dispositive control over the common shares.

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DESCRIPTION OF SECURITIES

We are authorized to issue an unlimited number of common shares, no par value. As of December 22, 2025, 238,855,200 common shares were issued and outstanding.

Common Shares

Holders of common shares are entitled to one vote for each common share on all matters submitted to a shareholder vote. Holders of common shares do not have cumulative voting rights. Therefore, holders of a majority of the common shares voting for the election of directors can elect all of the directors. A single holder of the common shares of the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of holders of common shares. A vote by two-thirds of the votes cast on a resolution are required to effectuate certain special resolutions at our annual general meeting. Holders of the common shares have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common shares. There are no provisions for sinking or purchase funds, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a holder of common shares to contribute additional capital.

Holders of common shares are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding common share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any outstanding at such time, having preference over the common shares.

Recent Sales of Unregistered Equity Securities

Set forth below are recent sales of unregistered securities:

On January 12, 2022, we entered into subscription agreements with certain beneficial purchasers for 2,772,000 units consisting of one common share and one common share purchase warrant for a price of $0.50 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.75 with an expiration of January 31, 2025. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act. Subsequently, we repriced these warrants to an exercise price of $0.35 per common share and extended them to February 15, 2025.

From January through February 2022, we closed 3 tranches of a unit offering for an aggregate of 8,100,000 units for a total purchase price of $4,050,000. Each unit was priced at $0.50 and consisted of one common share and one common share purchase warrant, each warrant exercisable at $0.75 for two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On August 5, 2022, we entered into subscription agreements with certain beneficial purchasers for 20,000 units consisting of one common share and one common share purchase warrant for a price of $0.50 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.75 with an expiration of August 5, 2024. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On April 19, 2023, we issued 1,275,000 common shares to an investor in consideration of the investor’s efforts in negotiating a promissory note transaction. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

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On August 29, 2023, we entered into a Securities Exchange Agreement with ISLV Partners, LLC (“ISLV”) whereby we issued 50,441,360 common shares to ISLV and 35,215,106 warrants to purchase common shares as described below:

Number	Exercise Currency	Exercise Price	Expiry Date
96,022	C$	$0.25	September 10, 2023
6,401,440	US$	$0.25	October 26, 2023
2,458,473	US$	$0.50	December 4, 2025
6,575,489	US$	$0.50	December 16, 2025
2,566,497	US$	$0.50	December 30, 2025
5,197,617	US$	$0.50	January 28, 2026
3,708,034	US$	$0.50	February 21, 2026
96,278	US$	$0.50	February 24, 2026
864,194	US$	$0.50	March 24, 2026
886,599	US$	$0.50	March 23, 2026
1,073,672	US$	$0.50	March 29, 2026
576,130	US$	$0.50	August 3, 2026
2,218,099	US$	$0.75	January 12, 2024
1,200,270	US$	$0.75	February 15, 2024
1,280,288	US$	$0.75	March 15, 2024
16,004	US$	$0.75	August 5, 2024
35,215,106

From August through November 2023, we entered into subscription agreements with certain beneficial purchasers for 3,275,000 units consisting of one common share and one common share purchase warrant for a price of $0.40 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.60 for a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On October 11, 2023, we issued 563,945 common shares and 563,945 warrants to purchase common shares with an exercise price of $0.60 per share as settlement of amounts owing to our then-CEO, valued at $0.40 per share. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act

On December 5, 2023, we issued 14,258,117 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.25 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On December 29, 2023, we issued 150,000 common shares and 75,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of December 29, 2025. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act

In March 2024, we entered into subscription agreements with certain beneficial purchasers for 5,300,000 units consisting of one common share and one-half (1/2) common share purchase warrant for a price of $0.25 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.40 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In March 2024, we entered into subscription agreements with certain beneficial purchasers for 222,222 units consisting of one common share and one-half (1/2) common share purchase warrant for a price of $0.45 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.60 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

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In April 2024, we issued 850,000 restricted share units to employees of the Company, which vested immediately. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In April 2024, we closed a financing, raising $2,768,650 by issuing 11,074,600 common shares and 5,537,300 common share purchase warrants with an exercise price of $0.40 with an expiry date of April 28, 2026. In connection with this financing, the Company issued 522,875 compensation warrants with an exercise price of $0.25 with an expiry date of April 29, 2026. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In April 2024, we closed a financing, raising $402,300 by issuing 894,000 common shares and 447,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of May 1, 2026. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

From December 2024 through January 2025, we entered into subscription agreements with certain beneficial purchasers for 1,140,000 common shares at a price of $0.25 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

From December 2024 through March 2025, we entered into subscription agreements with certain beneficial purchasers for 4,750,777 units for a price of $0.45 per unit. Each unit consisted of one of our common shares and one-half (1/2) common share purchase warrant. Each warrant entitled the holder to acquire one common share at a price of $0.60 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In January 2025, we issued 14,000,000 performance warrants to our chief executive officer pursuant to his executive employment agreement. The vesting of these warrants is subject to several performance milestones. The warrants are exercisable into common shares at $0.31 per share and expire January 27, 2035. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In February 2025, we granted 500,000 options to our chief financial officer pursuant to his executive employment agreement. The options have an exercise price of $0.31 per share and expire on February 1, 2030. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In February 2025, we issued 10,126,219 shares pursuant to warrant exercises by certain warrant holders at a price of $0.35 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In February 1, 2025, we granted 1,000,000 restricted stock units to our chief executive officer and in April 2025, we issued 1,000,000 shares pursuant to the settlement of such restricted stock units granted under our Long Term Incentive Plan to our Chief Executive Officer. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In March 2025, we granted 7,500,000 options to directors, officers, and employees. The options have an exercise price of $0.31 per share and expire on March 3, 2030. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In March 2025, we granted 318,856 restricted stock units to our directors. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In April 14, 2025, we granted 600,000 options to our vice president of exploration. The options have an exercise price of $0.31 per share and expire on April 14, 2030. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

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On June 30, 2025, we issued 318,856 RSUs to our directors. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

On July 1, 2025, we issued 5,033,333 common shares pursuant to the Asset Purchase and Release Agreement with Lane F Holdings, LLC. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In August 2025, we issued 1,000,000 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In September 2025, we issued 875,000 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In October 2025, we issued 1,663,945 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On October 31, 2025, we closed a private placement of units of the Company, pursuant to which we issued (i) 295,601 units at $0.40 per unit, consisting of 295,601 common shares and 295,601 warrants exercisable for common shares at $0.60 per share for a period of two years following the date of issuance, (ii) 3,948,457 units at $0.25 per unit, consisting of 3,948,457 common shares and 1,974,229 warrants exercisable for common shares at $0.40 per share for a period of two years following the date of issuance, and (iii) 116,908 units at $0.45 per unit, consisting of 116,908 common shares and 58,454 warrants exercisable for common shares at $0.60 per shares for a period of two years following the date of issuance. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act and Rule 903 of Regulation S.

On November 7, 2025, we closed a private placement of units of the Company, pursuant to which we issued (i) 1,593,568 units at $0.40 per unit, consisting of 1,593,568 common shares and 1,593,568 warrants exercisable for common shares at $0.60 per share for a period of two years following the date of issuance, (ii) 6,109,896 units at $0.25 per unit, consisting of 6,109,896 common shares and 3,054,948 warrants exercisable for common shares at $0.40 per share for a period of two years following the date of issuance, and (iii) 398,789 units at $0.45 per unit, consisting of 398,789 common shares and 199,395 warrants exercisable for common shares at $0.60 per shares for a period of two years following the date of issuance. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act and Rule 903 of Regulation S.

In December 2025, we issued 18,632,388 common shares pursuant to warrant exercises by certain warrant holders at prices ranging from $0.25 to $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In December 2025, we issued 29,913,579 common shares pursuant to warrants exercises by certain warrant holders on a cashless exercise basis. The securities were issued pursuant to Section 3(a)(9) of the U.S. Securities Act.

In December 2025, we issued 2,189,980 common shares pursuant to the conversion of outstanding loan amounts held by certain investors. The securities were issued pursuant to Section 3(a)(9) of the U.S. Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Odyssey Trust Company with its principal office at 702 – 67 Yonge Street Toronto ON M5E 1J8, Canada.

Holders

As of December 22, 2025, we had 274 registered holders of our common shares.

Upon completion of this offering, assuming the stated amount of shares of common shares offered in this offering are sold, there will be            shares of our common shares outstanding.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which our equity securities are authorized for issuance as of December 31, 2024. A description of the significant terms of each of our equity compensation plans follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options (b)	Weighted-average exercise price of outstanding options (a)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	8,000,000	$0.28	8,708,376
Equity compensation plans not approved by security holders		$—	—
Total	8,000,000	$0.28	8,708,376

Stock Option Plans and Other Incentive Plans

We have adopted a Long-Term Incentive Plan, effective March 7, 2022 (the “LTIP”). The LTIP authorizes our Board, or a committee established by our Board (the “Committee”), to issue a variety of equity-based awards that provide different types of incentives to be granted to executives, employees, and consultants, including an incentive share purchase option granted pursuant to the LTIP entitling the a holder an option to purchase common shares (an “Option”), and rights awarded to holders to receive a payment in common shares (a “Restricted Share Unit” or

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“RSU”). The LTIP facilitates the granting of Options representing the right to receive a number of common shares set determined by the Board, or Committee, (and in the case of RSUs, one common share) in accordance with the terms of the LTIP. The following summary of the material terms of the LTIP does not purport to be complete and is qualified in its entirety by reference to the LTIP. All capitalized terms not defined herein shall have the meaning set forth in the LTIP.

As at the date of this prospectus, there are 16,075,000 Options outstanding and 956,568 RSUs outstanding.

Eligible Participants. Options and RSUs may be granted to (i) our (or our Subsidiary’s) directors or officers (“Executives”), (ii) an individual (a) who works full-time or part-time for us or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options or RSUs as an employee or as an equivalent thereto; or (b) who works for us or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by us or any Subsidiary over the details and methods of work as our employee or an employee of any Subsidiary, but for whom income tax deductions are not made at source (an “Employee”), or (iii) an individual that: (a) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to us or any Subsidiary other than services provided in relation to a “distribution” (as that term is described in the Securities Act); (b) provides the services under a written contract between us or any Subsidiary and the individual or a Consultant Entity; (c) in our reasonable opinion, spends or will spend a significant amount of time and attention on the affairs and business of us or any Subsidiary; and (d) has a relationship with us or any Subsidiary that enables the individual to be knowledgeable about our business and affairs or is otherwise permitted by applicable Regulatory Rules to be granted Options as a consultant or as an equivalent thereof (a “Consultant”).

Number of Shares Reserved. The maximum number of common shares reserved for issuance under the LTIP will be 10% of our total issued and outstanding common shares. The maximum number of options to be granted to any one holder under the LTIP within any one-year period shall be 5% of our total issued and outstanding common shares or such other number as may be approved by a recognized exchange and our shareholders from time to time. The maximum number of options to be granted to any consultant under the LTIP within any one-year period shall be 2% of our total issued and outstanding common shares. The maximum number of options which may be granted within any one-year period to employees or consultants engaged in investor relations activities must not exceed 2% of our total issued and outstanding common shares. The total number of common shares issuable pursuant to RSUs under the LTIP shall not exceed 5.0% of our total issued and outstanding common shares.

Exercise Price. The exercise price of an Option shall be determined by the Board, or Committee, and shall not be less than the market value of our common shares on the date of the grant (the “Grant Date”). The market value of our common shares shall be determined as follows:

a.	for each organized trading facility on which the common shares are listed, the closing trading price of the common shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted;

b.	if the common shares are listed on more than one organized trading facility, as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Board or Committee, subject to any adjustments as may be required to secure all necessary approvals;

c.	if the common shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then, subject to any adjustments as may be required to secure all necessary approvals, such value as is determined by the Board or Committee; and
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d.	if the common shares are not listed on any organized trading facility, subject to any adjustments as may be required to secure all necessary approvals, such value as is determined by the Board or Committee to be the fair value of the common shares, taking into consideration all factors that the Board or Committee deems appropriate, including, without limitation, recent sale and offer prices of the common shares in private transactions negotiated at arm’s length.

Term. An Option shall be exercisable during a period established by the Board or Committee, which shall commence on the date of the grant.

Vesting. The LTIP provides that the Board or Committee must determine the vesting schedule for an option. The Board or Committee may elect at any time, to accelerate the vesting schedule of the Options. All RSUs will vest and become payable by the issuance of the common shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.

Termination.

With respect to RSUs:

a.	In the case of Employees or Consultants, employment is terminated for cause, or consulting contract, terminated as a result of the Consultant’s breach, all RSUs granted under the LTIP will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect.

b.	In the case of Employees or Consultants, an employment or consulting contract is terminated without cause, by voluntary termination or due to Retirement, all RSUs granted under the LTIP that have not vested will, unless the otherwise provided, and subject to the provisions of the LTIP, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect, provided, that any RSUs granted prior to the termination without cause, voluntary termination or retirement, had vested will accrue in accordance with Section 8.9 of the LTIP.

c.	Upon termination of employment or upon termination of a Consultant’s contract, eligibility to receive further RUS grants under the LTIP shall cease.

d.	In the event that the holder ceases to hold the position of Executive, Employee or Consultant for which the RSU was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the RSU, the Board or Committee may, in its sole discretion, choose to permit the RSU to stay in place.

With respect to Options and subject to such other terms or conditions that may be attached to Options granted under the LTIP, a holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board or Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 12.4 of the LTIP:

a.	Ceasing to Hold Office - In the event that the holder holds his or her Option as an Executive and ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Board or Committee and expressly provided for in the Option Certificate, the 90th day following the date the holder ceases to hold such position unless the holder ceases to hold such position as a result of:

1.	ceasing to meet the qualifications set forth in our corporate legislation;
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2.	a special resolution having been passed by our shareholders removing the holder as a director of us or any subsidiary; or

3.	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the holder ceases to hold such position, and in no event shall the Expiry Date of the Option shall be later than the first anniversary of the date the holder ceases to hold such position; OR

b.	Ceasing to be Employed or Engaged - In the event that the holder holds his or her Option as an Employee or Consultant and such holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise determined by the Board or Committee and expressly provided for in the Option Certificate, the 90th day following the date the holder ceases to hold such position, unless the holder ceases to hold such position as a result of:
1.	termination for cause;
2.	resigning their position; or
3.	an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the holder ceases to hold such position, and in no event shall the Expiry Date of the Option shall be later than the first anniversary of the date the holder ceases to hold such position.

In the event that the Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Board or Committee may, in its sole discretion, choose to permit the Option to stay in place for that Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under section 10.2 of the LTIP. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

Exercise. An Option or RSU may be exercised only by the holder or the Personal Representative of any holder. A Holder may exercise an Option or RSU in whole or in part at any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, and if applicable, the applicable Option Certificate and a certified cheque or bank draft payable to us in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options and RSUs may not be exercised during Black-Out unless the Committee determines otherwise.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, other than Canadian withholding tax. See “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

Material Canadian Federal Income Tax Consideration for U.S. Residents

For a detailed discussion of Canadian federal income tax considerations for U.S. Residents, please see “Material Canadian Federal Income Tax Considerations for U.S. Residents” beginning on page [●] above. U.S. Resident Holders of our Common Shares are urged to consult their own tax advisors regarding the tax consequences of the Offering.

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated    , 2025, between us and Cantor Fitzgerald & Co., as the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, common shares.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and the approval of certain legal matters by their counsel. The underwriting agreement provides for a firm commitment underwriting. The underwriter has advised us that it proposes to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus.

The underwriter is offering the common shares subject to its acceptance of the common shares from us. The underwriter reserves the right to withdraw, cancel or modify offers to the public, and to reject orders in whole or in part. In addition, the underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

We have agreed to indemnify the underwriter and certain of its affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.

This offering is being made concurrently in the United States and in each of the provinces and territories in Canada[, other than Quebec]. The underwriter is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell the common shares in connection with this offering in the United States, and will not, directly or indirectly, sell or solicit offers to purchase any common shares in Canada. Cantor Fitzgerald Canada Corporation will act as an agent of Cantor Fitzgerald & Co. for sales of the common shares, if any, in Canada. Cantor Fitzgerald Canada Corporation is not a broker-dealer registered with the SEC and, therefore, may not make any sales of the common shares in the United States or to U.S. persons. Cantor Fitzgerald Canada Corporation is an affiliate of Cantor Fitzgerald & Co.

Subject to applicable law, the underwriter, or such other registered dealers or other entities outside the United States and Canada that are affiliates of the underwriter as may be designated by the underwriter, may offer our common shares outside of the United States and Canada. In Canada, the common shares are to be taken up by Cantor Fitzgerald Canada Corporation, if at all, on or before a date not later than 42 days after the date of this prospectus.

Option to Purchase Additional Common Shares

We have granted to the underwriter an option, exercisable for a period of [●] days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of [●] additional common shares from us at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions.

Discounts and Commissions and Expenses

The underwriter has advised us that it proposes to offer our common shares to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers, which may include the underwriter, at that price less a concession not in excess of $    per common share. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $    per common share to certain brokers and dealers.

The following table shows the public offering price, the underwriting discounts and commissions that we will pay to the underwriter, and the proceeds to us, before expenses, in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional common shares.

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	Per Common Share		Total
	No Exercise of Option to Purchase Additional Common Shares	Full Exercise of Option to Purchase Additional Common Shares	No Exercise of Option to Purchase Additional Common Shares	Full Exercise of Option to Purchase Additional Common Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

(1)	The underwriting discounts and commissions reflected in this table do not include the reimbursement by us of certain expenses as described below.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $    . We have also agreed to reimburse the underwriter up to $    for certain of their out-of-pocket expenses reasonably incurred in connection with this offering, including up to $ of the reasonable and documented fees of its legal counsels, which reimbursed fees are deemed by FINRA to be underwriting compensation for this offering.

Determination of Offering Price and Warrant Exercise Price

Prior to this offering, there has been no U.S. public market for our common shares. The initial public offering price per common share was negotiated between us and the underwriter based on, among other things, our history and prospects, the stage of development of our business, our strategic plans for the future, an assessment of our management team and its experience in the mining industry, our capital structure, general conditions of the securities markets at the time of this offering, and other factors that we and the underwriter deemed relevant.

No Sales of Similar Securities

We, each of our directors and executives, and each of our shareholders that beneficially owns at least 5% of our outstanding common shares immediately prior to this offering, have agreed, subject to certain specified exceptions, not to, (i) for a period of [●] days following the date of this prospectus in the case of our directors and executives, and our shareholders that beneficially own at least 5% of our outstanding common shares immediately prior to this offering, and (ii) for a period of [●] days following the date of this prospectus in the case of our Company, directly or indirectly:

●	offer, sell, contract or grant any option to sell (including any short sale), issue (in the case of our Company), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of, any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially;
●

enter into any swap, hedge or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of common shares, or securities exchangeable or exercisable for or convertible into common shares; or

●	publicly announce an intention to do any of the foregoing, without the prior written consent of the underwriter.

In addition, we and each such person subject to the foregoing lock-up restrictions (which we refer to as a “Locked-up Person”) agreed that, without the prior written consent of the underwriter, we or such other Locked-up Person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security exercisable or exchangeable for or convertible into common shares.

The restrictions in the immediately preceding paragraphs do not apply in certain circumstances, including:

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(a)	in the case of our directors and executives, and our shareholders that beneficially own at least 5% of our outstanding common shares immediately prior to this offering, subject to certain exceptions:

●	transfers in connection with bona fide gifts or bona fide estate planning purposes;

●	transfers to immediate family members, related trusts or legal entities;

●	transfers to any fund or other entity controlling or controlled by such Locked-up Person or by his, her or its affiliate;

●	if such Locked-up Person is a corporation, partnership, limited liability company, trust or other business entity, transfers to another legal entity that is an affiliate of such Locked-up Person or as a distribution to general or limited partners or stockholders or other equity holders of such Locked-up Person;

●	if such Locked-up Person is a trust, transfers to beneficiaries of such trust;

●	transfers by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement, divorce decree or separation agreement;

●	transfers by will or intestate succession upon the death of such Locked-up Person;

●	transfers of any common shares acquired in the open market after the closing of this offering;

●	exercises of outstanding options or settlements of equity awards pursuant to our long term incentive plan or other similar plans;

●	exercises, vestings or settlements of options, deferred share units, warrants or other rights to purchase or acquire any common shares;

●	transfers in connection with bona fide third-party tender offers, mergers, consolidations, or other similar transactions that are approved by our board of directors, offered to all our shareholders, and involve a change of control in our Company; and

●	the establishment of, but not sales under, Rule 10b5-1 trading plans; and

(b)	in the case of our Company, in connection with:

●	certain issuances of our common shares or related securities in connection with our long term incentive plan or other similar plans;

●	issuances of our common shares upon the exercise of warrants outstanding as of the date of this prospectus;

●	issuances of up to 10% of our common shares outstanding as of immediately following the completion of this offering in connection with certain acquisitions, joint ventures, and similar strategic transactions by our Company; and

●	the filing of any Registration Statements on Form S-8.

The underwriter may, in its sole discretion and at any time or from time to time before the end of the (i) [●]-day period in the case of our directors and executives, and our shareholders that beneficially own at least 5% of our outstanding common shares immediately prior to this offering, and (ii) [●]-day period in the case of our Company, release all or any portion of the securities subject to lock-up agreements.

Market Making, Stabilization and Other Transactions

The underwriter may make a market in our common shares as permitted by applicable laws and regulations. However, the underwriter is not obligated to do so, and the underwriter may discontinue any market-making

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activities at any time in its sole discretion without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for our subordinate voting, that you will be able to sell any of the common shares held by you at a particular time, or that the prices that you receive when you sell will be favorable.

The underwriter has advised us that they may engage, pursuant to Regulation M under the Exchange Act, in short sale transactions, stabilizing transactions, syndicate covering transactions, or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve “covered” short sales, which are sales made in an amount not greater than the underwriter’s option to purchase additional common shares in this offering. The underwriter may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares s in the open market. In determining the source of common shares to close out the covered short position, the underwriter will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which it may purchase our common shares through the option to purchase additional common shares.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriter for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for, or the purchase of, common shares on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriter is not obligated to engage in any of these activities and, if commenced, may end any of these activities at any time..

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on web sites or through online services maintained by the underwriter, selling group members (if any), or their respective affiliates. The underwriter may agree with us to allocate a specific number of common shares sold as part of the common shares for sale to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other web sites maintained by the underwriter is not part of this prospectus, has not been approved and/or endorsed by us or the underwriter and should not be relied upon by investors.

Other Activities and Relationships

The underwriter and certain of its affiliates are full service financial institutions engaged in a wide range of activities for their own accounts and the accounts of their customers, which may include, among other things, corporate finance, mergers and acquisitions, merchant banking, equity and fixed income sales, trading and research, derivatives, foreign exchange, futures, asset management, custody, clearance, and securities lending. The underwriter and certain of its affiliates [have performed, and] may in the future perform, from time to time, various investment banking and financial advisory services for us and our affiliates, for which the underwriter and its affiliates [received or] will receive customary fees and expenses.

In addition, in the ordinary course of their respective businesses, the underwriter and its affiliates may, directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to debt or equity securities and/or bank debt of, and/or derivative products. Such investment and securities activities may

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involve our securities and instruments. The underwriter and its affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities or instruments.

Notice to Investors

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which any such an offer or solicitation is not authorized, (ii) in which any person making any such offer or solicitation is not qualified to do so, or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States and Canada) where any such action for that purpose is required. Accordingly, the underwriter has undertaken that it will not, directly or indirectly, offer or sell any securities or have in its possession, distribute or publish any prospectus, form of application, advertisement, or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations, and that all offers and sales of securities by it will be made on the same terms.

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SHARES ELIGIBLE FOR FUTURE SALE

Our common shares are not listed for trading on any exchange or automated quotation system. We intend to submit an application to list our common shares for trading on the NYSE American. We anticipate that our common shares will be listed for trading on the NYSE American; however, there can be no assurance that such an application for listing will be approved.

Future sales of our common shares in the public market, including common shares issued upon exercise of outstanding options or warrants, or the availability of such common shares for sale in the public market, could adversely affect the trading price of our common shares. Certain shares of common shares that are issued and outstanding are “restricted securities” under Rule 144 and certain shares of common shares are subject to lock up agreements.

 Sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common shares at such time and our ability to raise equity capital in the future. Although we intend to apply to list our common shares for trading on the NYSE American and anticipate that they will be accepted for trading on the NYSE American, we cannot assure you that there will be an active public market for our common shares.

Based on the number of our common shares outstanding as of , 2025 upon the closing of this offering we will have outstanding an aggregate of common shares.

All of the common shares sold in this Offering by us will be freely tradable, except that any common shares purchased in this Offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act.

Unrestricted Future Sales of common shares

In the future, we may offer and sell common shares (or we have in the past) pursuant to exemptions from registration under the Securities Act, such as under Section 4(a)(2) of the Securities Act, Regulation D or Rule 701, which will be deemed restricted securities. Shares of common shares that are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

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In accordance with the foregoing, and subject to Rule 144 and Rule 701 or escrow restrictions, common shares will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of the registration statement of which this prospectus is a part, a person who is one of our affiliates and has beneficially owned shares of our common shares for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of common shares within any three-month period, beginning on the date 90 days after the date of this prospectus, that does not exceed the greater of:

●	1.0% of the number of common shares of common shares then outstanding, which will equal approximately ● common shares immediately after the closing of this Offering; or

●	the average weekly trading volume of our common shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling common shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of common shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 common shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Commission concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares proposed to be sold for at least six months but less than a year, including the holding period of any prior owner other than an affiliate, is entitled to sell the common shares beginning on the 91st day after we have become subject to the reporting requirements of the Exchange Act without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the current public information requirements of Rule 144. If such person has beneficially owned the common shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such common shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the public company requirement and the current public information requirement.

Rule 701

Any of our employees, officers, directors, consultants or advisors who purchased shares under a written compensatory stock or option plan or other written contract may be entitled to sell such common shares in reliance upon exemptions from registration. Rule 701 permits affiliates to sell their Rule 701 common shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates

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may sell these common shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 common shares are required to wait until 90 days after we have become subject to the reporting requirements of the Exchange Act before selling those common shares.

Lock-Up Agreements

We have agreed to cause our executive officers and directors to enter into a 180-day “lock-up” from the closing date of the Offering relating to our common shares that they beneficially own. This means that, for a period of 180 days following the closing date of this Offering, such persons may not, with limited exceptions, sell or agree to sell any common shares or securities or other financial instruments convertible into or having the right to acquire common shares or enter into any agreement or arrangement to transfer to another, in whole or in part, any of the economic consequences of ownership of common shares, without the prior written consent of the Lead Underwriter on behalf of the Underwriters pursuant to the terms of the lock-up agreements.

MATERIAL Canadian Federal Income Tax Considerations FOR U.S. RESIDENTS

The following generally summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980) (the “Convention”) to the holding and disposition of common shares of the Company.

Comment is restricted to holders of common shares of the Company each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the United States for tax purposes, (ii) is a “qualifying person” under and entitled to the benefits of the Convention, (iii) holds all common shares of the Company as capital property, (iv) deals at arm’s length with and is not affiliated with the Company, (v) does not and is not deemed to use or hold any common shares of the Company in a business carried on in Canada, (vi) is not an insurer that carries on business in Canada and elsewhere, (vii) is not an “authorized foreign bank” (as defined in the Canadian Tax Act), and (viii) has not entered into a “derivative forward agreement” (as defined in the Canadian Tax Act) with respect to the common shares of the Company (each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds common shares of the Company should consult their own tax advisers regarding the extent, if any, to which the benefits of the Convention will apply to the entity in respect of its common shares of the Company.

Generally, a U.S. Resident Holder’s common shares of the Company will be considered to be capital property of such holder provided that such holder is not a trader or dealer in securities, did not acquire, hold, or dispose of the common shares of the Company in one or more transactions considered to be an adventure or concern in the nature of trade, and does not hold the common shares of the Company in the course of carrying on a business.

This summary is based on the current provisions of the Canadian Tax Act and the Convention in effect as of the date prior to the date hereof, all specific proposals to amend the Canadian Tax Act and the Convention publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative policy or assessing practice, whether by way of judicial, legislative, or governmental decision or action, although no assurance can be given in these respects. This summary is not exhaustive of all possible Canadian federal income tax considerations. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial, or foreign tax considerations, which may differ materially from those set out herein.

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This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed to be legal or tax advice to any particular U.S. Resident Holder. The tax consequences of holding and disposing of common shares of the Company will vary according to the U.S. Resident Holder’s particular circumstances. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a common share of the Company unless the common share is “taxable Canadian property” of the U.S. Resident Holder for the purposes of the Canadian Tax Act at the time of disposition and the U.S. Resident Holder is not entitled to an exemption under the Convention. In addition, capital losses arising on a disposition or deemed disposition of a common share of the Company will not be recognized under the Canadian Tax Act, unless the common share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) at the time of disposition and the U.S. Resident Holder is not entitled to relief under the Convention.

Generally, a U.S. Resident Holder’s common shares of the Company will not constitute “taxable Canadian property” of such holder at a particular time at which the common shares are listed on a “designated stock exchange” (which currently includes the NYSE American) unless, at any time during the 60-month period that ends at the particular time, both of the following conditions are concurrently met:

i.	25% or more of the issued shares of any class of the capital stock of the Company were owned by or belonged to one or any combination of:

a.	the U.S. Resident Holder;

b.	persons with whom the U.S. Resident Holder did not deal at arm’s length;

c.	partnerships in which the U.S. Resident Holder or a person referred to in clause (b) holds a membership interest directly or indirectly through one or more partnerships; and

ii.	more than 50% of the fair market value of the common shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

Notwithstanding the foregoing, common shares of the Company may also be deemed to be “taxable Canadian property” in certain circumstances set out in the Canadian Tax Act.

A U.S. Resident Holder to whom the Company pays or credits or is deemed to pay or credit a dividend on such holder’s common shares of the Company will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of the voting stock of the Company, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of the Company owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company’s ownership interest in that entity.

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Generally, a U.S. Resident Holder’s common shares of ours will not constitute “taxable Canadian property” of such holder at a particular time at which the common shares are listed on a “designated stock exchange” (which currently includes the NYSE American) unless, at any time during the 60-month period that ends at the particular time, both of the following conditions are concurrently met:

i.	25% or more of the issued shares of any class of the capital stock of ours were owned by or belonged to one or any combination of:
a.	the U.S. Resident Holder;
b.	persons with whom the U.S. Resident Holder did not deal at arm’s length;
c.	partnerships in which the U.S. Resident Holder or a person referred to in clause (b) holds a membership interest directly or indirectly through one or more partnerships; and
ii.	more than 50% of the fair market value of our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, or interests in any of the foregoing, whether or not the property exists.

Notwithstanding the foregoing, our common shares may also be deemed to be “taxable Canadian property” in certain circumstances set out in the Canadian Tax Act.

A U.S. Resident Holder to whom we pay or credit or is deemed to pay or credit a dividend on such holder’s common shares will be subject to Canadian withholding tax, and we will be required to withhold the tax from the dividend and remit it to the CRA for the holder’s account. The rate of withholding tax under the Canadian Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Convention to 15% (or, if the U.S. Resident Holder is a company which is the beneficial owner of at least 10% of our voting stock, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Canadian Tax Act and the Convention and is entitled to the benefits of the Convention shall be considered to own the voting stock of ours owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company’s ownership interest in that entity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder or is a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships

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and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; (l) are U.S. expatriates, former citizens, or former long-term residents of the U.S.; or (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the U.S. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

Our PFIC Status

If we were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. We believe that we were classified as a PFIC for our most recently completed tax year, and based on current business plans and financial expectations, believe that we may be a PFIC for our current tax year and for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our subsidiaries) concerning our (or their) PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of us and each of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the “ PFIC income test”), or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

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For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and the PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any of our subsidiaries that is also a PFIC, (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions”, as described below, on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund”, or “QEF”, under Section 1295 of the Code (a “QEF Election”), or makes a mark-to-market election under Section 1296 of the Code with respect to the common shares (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to, (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

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QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of, (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally, (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

U.S. Holders should be aware that we are not committing to supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. If we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If the common shares are traded on such a qualified exchange or other market, the common shares generally will be “regularly traded” for any calendar year during which the common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the common shares, as of the close of such tax year over (ii) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a

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Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares, over (ii) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that would impact certain consequences of the application of the PFIC regime to U.S. Holders. Among other consequences, and subject to certain exceptions, such proposed Treasury Regulations would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which such common shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

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Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. See "Sale or Other Taxable Disposition of Common Shares" below. However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to our common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders may be eligible for the preferential tax rates applicable to long-term capital gains for dividends, but will not be eligible for reduced income tax rates, and instead will be taxable at ordinary income tax rates, if the Company is a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s adjusted tax basis in such common shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be U.S. source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for non-U.S. withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

115

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

The validity of the issuance of the common shares offered by this prospectus will be passed upon for us by Morton Law LLP. Certain legal matters in connection with the offering will be passed upon for us by Dorsey & Whitney LLP and certain legal matters in connection with the offering will be passed upon for the underwriter by Katten Muchin Rosenman LLP, Chicago, Illinois.

EXPERTS

Our consolidated financial statements for the years ended December 31, 2024, and 2023 have been included in this document and in the registration statement in reliance upon the report of  PKF Antares Professional Corporation, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the fiscal years ended December 31, 2024, and 2023 consolidated financial statements contain an explanatory paragraph that states that our incurred recurring losses and negative cash flows and accumulated deficit raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The disclosure in this prospectus of scientific and technical information taken from or summarized from the Rainbow Block Technical Report was prepared by Dahrouge Geological Consulting, a QP firm. Dahrouge Geological Consulting is independent of the Company and does not have any financial interests in the Company or this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC.

116

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

SILVER BOW MINING CORP.

(Expressed in U.S. Dollars)

September 30, 2025 and December 31, 2024

F-1

SILVER BOW MINING CORP.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and nine months ended September 30, 2025 and 2024

F-2

SILVER BOW MINING CORP.

Condensed Interim Consolidated Balance Sheets

As at September 30, 2025, and December 31, 2024

Unaudited

			(Audited)
	Notes	September 30, 2025	December 31, 2024
Assets
Cash and cash equivalents		$1,257,262	$255,630
Amounts receivable, net		50,175	33,745
Prepaid expenses		66,805	89,652
Deferred lease asset		—	1,273
Other current assets		50,321	39,587
Total current assets		1,424,563	419,887

Restricted cash - reclamation deposit	7	225,788	225,788
Property and equipment, net	5	243,062	99,641
Mineral properties	6	38,261,379	37,254,528
Right-of-use asset		—	574,021
Total non-current assets		38,730,229	38,153,978

Total assets		$40,154,792	$38,573,865

Liabilities and shareholders' equity

Accounts payable and accrued liabilities		292,786	912,364
Legal settlement payable	4	—	2,716,630
Option liability on legal settlement		—	322,076
Convertible loan		540,640	516,339
Lease liabilities		—	216,146
Total current liabilities		833,426	4,683,555

Environmental remediation reserve	7	222,418	213,139
Long term lease liabilities		—	368,305
Total non-current liabilities		222,418	581,444

Total Liabilities		1,055,844	5,264,999

Shareholders' equity
Common shares, no par value, unlimited shares authorized; 173,992,089 issued and outstanding at September 30, 2025 (December 31, 2024 - 151,340,093)		44,130,691	35,179,387
Additional paid-in capital		17,783,699	11,819,990
Accumulated deficit		(22,815,442)	(13,690,511)
Total shareholders' equity		39,098,948	33,308,866
Total Liabilities and shareholders' equity		$40,154,792	$38,573,865

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

SILVER BOW MINING CORP.

Condensed Interim Consolidated Statements of Operations

For the three and nine months ended September 30, 2025 and 2024

Unaudited

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024

Operating expenses
Project costs	$234,155	$1,086	$573,506	$62,877
Depreciation expenses	8,530	6,610	20,522	24,430
Management fees	22,756	171,432	4,455,754	871,714
Salaries and wages	319,629	382,634	991,109	1,093,385
Director's fees	76,090	—	1,537,093	605,453
General and administration	46,166	36,884	176,858	75,613
Insurance expense	12,478	16,161	36,570	43,869
Advertising and Promotion	12,431	10,684	92,913	98,388
Professional fees	407,993	329,011	1,040,639	808,265
Bad debt expenses	—	—	9,530	—
Accretion on environmental reserve	8,728	—	9,278	—
Operating lease expenses	—	44,082	104,444	185,695
Net loss from operations	1,148,956	998,584	9,048,216	3,869,689

Other (income) expenses
Derivative option expense	—	—	26,294	—
Lease income	—	(21,372)	(51,952)	(134,663)
Interest expense	8,192	8,169	36,949	21,400
Foreign exchange (gain) loss	48,381	(7,743)	80,737	(88,256)
Interest income	—	(14,342)	—	(20,475)
Other income	(3,059)	(31,184)	(15,313)	(31,184)
Total other (income) expenses	53,514	(66,472)	76,715	(253,178)
Net loss and comprehensive loss	$1,202,470	$932,112	$9,124,931	$3,616,511

Net loss per share, basic and diluted	$(0.0074)	$(0.0067)	$(0.0563)	$(0.0261)
Weighted average shares used to compute loss per share, basic and diluted	162,184,847	138,632,365	162,184,847	138,632,365

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-4

SILVER BOW MINING CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders Equity

For the three months ended September 30, 2025 and September 30, 2024

Unaudited

	Number of shares	Share capital	Additional paid-in capital	Shares to Be Issued	Accumulated deficit	Total
Balance at June 30, 2024	150,066,760	$33,935,270	$12,515,953	$285,000	$(11,566,271)	$35,169,952

Stock-based payments	—	—	68,160	—	—	68,160
Net loss for the period	—	—	—	—	(932,112)	(932,112)

Balance at September 30, 2024	150,066,760	$33,935,270	$12,584,113	$285,000	$(12,498,383)	$34,306,000
Balance at June 30, 2025	167,083,756	$40,495,762	$17,929,783	$2,265,000	$(21,612,972)	$39,077,573

Stock-based payments	—	—	98,845	—	—	98,845
Issue of common shares	5,033,333	2,265,000	—	(2,265,000)	—	—
Issue of shares – warrant exercise	1,875,000	1,369,929	(244,929)	—	—	1,125,000
Net loss for the period	—	—	—	—	(1,202,470)	(1,202,470)

Balance at September 30, 2025	173,992,089	$44,130,691	$17,783,699	$—	$(22,815,442)	$39,098,948

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-5

SILVER BOW MINING CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders Equity
For the nine months ended September 30, 2025 and September 30, 2024

	Number of shares	Share capital	Additional paid-in capital	Shares to Be Issued	Accumulated deficit	Total
Balance at December 31, 2023	131,725,938	$30,376,674	$9,951,493	$—	$(8,881,872)	$31,446,295

Issue of common shares/warrants - private placements	17,490,822	3,355,722	1,326,024	285,000	—	4,966,746
RSU exercise and stock-based payments	850,000	255,000	1,254,470	—	—	1,509,470
Extension of warrants	—	(52,126)	52,126	—	—	—
Net loss for the period	—	—	—	—	(3,616,511)	(3,616,511)

Balance at September 30, 2024	150,066,760	$33,935,270	$12,584,113	$285,000	$(12,498,383)	$34,306,000
Balance at December 31, 2024	151,340,093	$35,179,387	$11,819,990	$—	$(13,690,511)	$33,308,866

Issue of common shares/warrants - private placements	16,618,663	6,376,304	204,951	—	—	6,581,255
Issue of common shares for legal settlement	5,033,333	2,265,000	—	—	—	2,265,000
RSU exercise	1,000,000	310,000	(310,000)	—	—	—
Stock-based payments	—	—	6,068,758	—	—	6,068,758
Net loss for the period	—	—	—	—	(9,124,931)	(9,124,931)

Balance at September 30, 2025	173,992,089	$44,130,691	$17,783,699	$—	$(22,815,442)	$39,098,948

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

F-6

SILVER BOW MINING CORP.

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2025 and 2024

Unaudited

	September 30,
	2025	2024
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for year	$(9,124,931)	$(3,616,511)

Non-cash transactions:
Stock based compensation	6,068,759	1,509,470
Accretion of environmental settlement payable	9,278	825
Depreciation	20,522	24,430
Deferred lease asset	(10,428)	7,225

Changes in operating assets and liabilities:
Amounts receivable	(16,430)	(103,018)
Prepaid expenses	22,847	120,118
Accounts payable and accrued liabilities	(643,286)	(101,491)
Accrued interest	24,301	—
Net change in operating lease assets and liabilities	—	(50,335)
Other assets	(9,461)	(15,230)
Net cash flows provided by (used in) investing activities	(3,658,829)	(2,224,517)

INVESTING ACTIVITIES
Acquisition cost - mineral properties	(1,006,851)	—
Ferry Lane purchase	(750,000)	(4,258,859)
Acquisition of property and equipment	(163,943)	(12,096)
Net cash flows used in financing activities	(1,920,794)	(4,270,955)

FINANCING ACTIVITIES
Proceeds from issuance of shares and units	6,581,255	4,966,746
Proceeds of issuance of convertible loan	—	521,400
Net cash flows provided by financing activities	6,581,255	5,488,146

Net increase (decrease) in cash	1,001,632	(1,007,326)
Cash and restricted cash, Beginning of Period	481,418	1,816,558
Cash and restricted cash, End of Period	$1,483,050	$809,232

Supplemental Disclosure of Non-Cash Transactions

a)	Please refer to Note 4. On April 30, 2025, Lane F elected to receive $750,000 in cash, and 5,033,333 common shares valued at $0.45, which were classified as "shares to be issued". The amounts disclosed above include $750,000 paid during the period.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-7

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

1.	Nature of Operations and Going Concern

Silver Bow Mining Corp. (the “Company” or “Silver Bow”) was incorporated on August 31, 2020 under the laws of the province of Ontario, Canada, under the name Blackjack Silver Corp. On February 18, 2025, the Company’s name was changed to Silver Bow Mining Corp., and on May 27, 2025 it continued its incorporation to the province of British Columbia. The Company’s registered office is located at 1200-750 West Pender Street, Vancouver, BC V6C 2T8, and its corporate headquarters is located at 1401 Idaho Street, Butte, Montana 59701.

The Company is engaged in the acquisition, exploration, and development of mineral resource properties in Butte, Montana, USA. The Company’s primary business objective is to identify and evaluate prospective properties with the potential for future extraction and commercialization.

As of September 30, 2025, the Company is in the exploration stage and has not commenced commercial production or established mineral reserves.

The Company acquires its mineral properties through leases and ownership of patented mining claims and capitalizes acquisition costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering economically recoverable mineral reserves and obtaining the necessary funding to advance these properties.

These interim consolidated financial statements ("Financial Statements") are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from the date of approval of these Financial Statements by the Board of Directors. During the nine months ended September 30, 2025, the Company incurred a loss of $9,124,931 (2024 - $3,616,511and an accumulated deficit of $22,815,442 (December 31, 2024 - $13,690,511). As of September 30, 2025, the Company had cash and restricted cash of $1,483,050 (December 31, 2024 - $481,418), working capital of $591,137 (December 31, 2024 – working capital deficiency $4,263,668).

The Company has no source of revenue and has specific requirements to maintain its mineral property interests and meet its obligations as they come due. Although the Company has raised funds in the past through debt, equity and strategic investors, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of, or eliminate one or more of its exploration programs. The above factors represent material uncertainties that cast substantial doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these Financial Statements, adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses, and the consolidated balance sheet classifications used. Such adjustments could be material.

Certain prior year amounts have been reclassified for consistency with the current period presentation.

The Financial Statements of the Company for the three and nine months ended September 30, 2025 and 2024 were authorized for issue in accordance with a resolution of the directors dated December 11, 2025.

2.	Basis of Presentation

These interim Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in United States dollars, unless otherwise indicated.

F-8

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

The interim Financial Statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The accompanying Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. The interim periods do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

These Financial Statements include the accounts of the Company and following wholly owned subsidiaries:

Entity name	Incorporated	With Effect From
SBM Montana LLC (formerly known as Butte Blackjack Operating, LLC)	Delaware, USA	August 29, 2023
Ferry Lane Limited	British Virgin Islands	March 21, 2024
Ferry Lane Management LLC	Wyoming, USA	May 24, 2024
SBM Properties LLC	Montana, USA	February 13, 2025

The Company consolidates entities over which it has a controlling financial interest, generally through ownership of a majority of the voting interests, in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation.

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these Financial Statements are consistent with the accounting policies disclosed in Note 2 of the Company's audited consolidated financial statements for the year ended December 31, 2024.

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the applicability of the Company's accounting policies. In preparing these interim Financial Statements, the significant estimates and critical judgments were the same as those applied to the audited consolidated financial statements as at and for the year ended December 31, 2024.

Judgments, estimates, and assumptions where there is a significant risk of material adjustments to assets and liabilities in future accounting periods are outlined below:

●	Fair Value of Financial Instruments: The evaluation of the fair value of financial instruments, including warrants and options to purchase common shares, requires judgment in selecting the appropriate methodologies and models, as well as evaluating ranges of assumptions and financial inputs to calculate estimates of fair value.
●	Going Concern: These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from report issuance date. This assessment is based on planned actions that may or may not occur due to various factors, including the Company’s own resources and external market conditions.
●	Impairment

The Company assesses the carrying costs of the capitalized properties for impairment indicators under ASC 360-10, “Impairment of long-lived assets”. If impairment indicators are identified, the Company evaluates

F-9

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

its carrying value under ASC 930-360, “Extractive Activities - Mining”. An impairment is recognized if the sum of the expected undiscounted future cash flows is less than the carrying amount of mineral properties. Impairment losses, if any, are measured as the excess of the carrying amount of mineral properties over its estimated fair value. Based on the Company’s assessment, no impairment indicators were identified on the mineral properties as at September 30, 2025.

●	Asset acquisition Vs Business combination

Significant judgment is required to determine whether a transaction represents an asset acquisition or a business combination, as this decision impacts initial measurement, recognition, and subsequent accounting.

Both for asset acquisitions and business combinations, the allocation of the purchase price requires estimates of the fair value of identifiable assets and liabilities. Management must use assumptions based on market data and, where unavailable, unobservable inputs reflecting the entity’s best estimates, which could lead to material changes if these estimates are revised.

New Accounting Standard

The Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, in July 2025. This ASU adds a practical expedient that assumes current conditions as of the balance sheet date do not change for the remaining life of the related accounts receivable or contract assets. This ASU also permits an entity that elects to utilize the practical expedient for these asset items to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.  For non-public entities such as the Company, this update is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on the Company and its Financial Statements.

●	Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim surface areas and restore environmental conditions, including water quality, following the completion of mining activities. The Company recognizes the present value of these future environmental remediation costs as an asset retirement obligation in the period in which an obligation is incurred, typically when the asset is acquired, constructed, developed, or placed into service.

Estimated environmental remediation costs include final well closures, decommissioning and removal of plant and equipment and site remediation costs. The obligation is estimated based on current costs, which are escalated using an inflation rate and discounted using a credit-adjusted risk-free rate at inception.

The obligation is accreted over time to its future estimated settlement value, with accretion expense recognized as part of exploration costs within operating costs. Actual costs incurred to settle the obligations are charged against the liability when incurred.

●	Lease Accounting

The Company accounts for leases under FASB ASC Topic 842, Leases, which requires leases to be recognized as assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The Company recognizes in the balance sheet a liability to make lease payments (the lease liability) and the right-of-use asset representing the right to the underlying asset for the lease term. For leases with a term of twelve months or less, the Company has made an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.

F-10

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

4.	Asset Acquisitions

In September 2023, the Company entered into a Definitive Agreement (the “FL Acquisition Agreement”), amended November 15, 2023 and January 15, 2024, for the acquisition of all of the outstanding shares of Ferry Lane Limited (“FL”), a British Virgin Islands (“BVI”) corporation. At December 31, 2023, the Company had advanced $2,500,000 towards the total purchase price of $6,000,000. This acquisition was completed March 21, 2024.

Subsequent to the FL Acquisition Agreement, several disagreements and legal actions arose in relation to the acquisition. In order to settle these claims, the Company entered into an Asset Purchase and Release Agreement with Lane F Holdings LLC (“Lane F”) (the “Lane F Agreement”) on September 19, 2024. As a result of these agreements, all pending litigation and arbitration actions were dismissed, and the Company obtained a clear title to the mineral and surface properties.

The total consideration for the acquisitions of Ferry Lane amounted to $9,232,603, which consisted of cash payments of $6,000,000 as consideration for the FL Acquisition Agreement and the accrual for payments of $3,065,000 for the Lane F Agreement, of which at least $50,000 is to be paid in cash as reimbursement for costs incurred by Lane F or its agents and the remaining $3,015,000 is payable in cash or shares at the option of Lane F. On April 30, 2025 Lane F elected to receive $750,000 in cash and the remaining balance in shares to be issued valued at $0.45 per share. Of the $750,000 in cash, $300,000 was paid on April 30, 2025 consisting of $50,000 in reimbursement of costs incurred and $250,000. The shares, valued at $2,265,000 were issued on July 1, 2025 and final payment of the cash component of the $500,000, including accrued interest of $12,491, was made on July 14, 2025.

As the acquisition of Ferry Lane did not qualify as a business combination under FASB ASC Topic 805, Business Combinations, it was accounted for as an asset acquisition. The purchase price was allocated based on the estimated fair value of the acquired assets and liabilities as follows:

Consideration	Amount ($)
Cash	$6,000,000
Promissory note	$750,000
Obligation to issue shares	$2,265,000
Transaction costs	$808,859
Total consideration value	$9,823,859
Net assets acquired	Amount ($)
Mineral properties	$9,823,859

Total net assets acquired	$9,823,859

During 2024, total cash payments were $4,258,859 consisting of $3,500,000 payments towards the purchase price plus $758,859 in transaction costs.

5.	Property & Equipment, (net)

Property and equipment consist of the following:

	September 30,	December 31,
	2025	2024
Computers, fixtures and office equipment	$77,654	$65,042
Vehicles	148,024	39,233
Leasehold improvements	80,936	67,146
Software	75,728	46,978
Total Property and Equipment	$382,342	218,399
Less: Accumulated Depreciation	(139,280)	(118,758)
Total Property and Equipment (net)	243,062	99,641
F-11

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

Depreciation expense was $8,530 and $20,522 for the three and nine months ended September 30, 2025 and $6,610 and $24,430 for the three and nine months ended September 30, 2024, and is included in the depreciation expense in the consolidated statements of operations.

6.	Mineral Rights and Properties

In accordance with U.S. GAAP, expenditures relating to the acquisition of mineral rights are capitalized as incurred, while exploration and pre-extraction expenditures are expensed as incurred until such time as the Company exits the exploration stage by establishing proven or probable reserves. Expenditures relating to exploration activities, such as drill programs to establish mineralized materials, are expensed as incurred. Expenditures related to pre-extraction activities, such as construction of early infrastructure, are also expensed as incurred until reserves are established for that project, after which development expenditures are capitalized.

As of December 31, 2024, the Company held patented mineral and surface rights in Montana, USA. These mineral and surface rights were acquired through asset acquisitions referred to in Notes 3 and 4. The Company is required to make annual property tax payments of approximately $17,000 to maintain these properties.

In February 2025, the Company closed a purchase from a third party for certain patented mining claims known as the Goldsmith Block, for a purchase price of $1,006,851.

As of September 30, 2025 and December 31, 2024, the activity of these mineral rights and properties was as follows:

Amount
Balance, December 31, 2023	$27,430,669
Additions during the year	$9,823,859
Divestiture during the year	—
Balance, December 31, 2024	$37,254,528
Additions during the period	$1,006,851
Divestiture during the period	—
Balance, September 30, 2025	$38,261,379

Project Locations and Status

●	The Butte Project, consisting of the Rainbow Block, Emma Block, Travona Block, Goldsmith Block, and Marget Ann Block, is located in Silver Bow County, Montana. This project is currently in the exploration stage. At September 30, 2025 the Company has capitalized $38,261,379 in mineral rights and property, as of December 31, 2024, the Company has capitalized $37,254,528 in mineral rights and property for this project. These properties are held as patented mineral and surface rights, consisting of approximately 3300 acres of mineral rights, and approximately 770 acres of surface rights.
●	The Butte Project is valued at its acquisition cost, as the mineral and surface rights are privately owned.
F-12

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

7.	Decommissioning Provision and Reclamation Bond

The Company's decommissioning liability is a result of an application for an exploration license by SBM Montana LLC (formerly known as Butte Blackjack Operating LLC). The Company estimated its decommissioning liability at December 31, 2023 based on a risk-free discount rate of 3.17% and an inflation rate of 3.30%. The expected undiscounted future obligations allowing for inflation are $247,484 and based on management's best estimate the decommissioning is expected to occur over the next 5 years. On September 30, 2025, the estimated fair value of the liability is $213,965 (December 31, 2024 - $213,139). Changes in the provision during the nine months ended September 30, 2025 and December 31, 2024 are as follows:

	September 30,	December 31,
	2025	2024
Decommissioning liability, beginning of year	$213,139	$212,040
Accretion for the year	9,279	1,099
Decommissioning liability, end of year	$222,418	$213,139

As required by the Montana Department of Environmental Quality, the Company was required to provide a bond for reclamation related to the exploration license. The Company paid $225,788, which amount is held on deposit by the Montana Department of Environmental Quality.

8.	Commitments and Contingencies

General Legal Matters

Other than routine litigation incidental to our business, or as described below, the Company is not currently a party to any material pending legal proceedings that management believes would be likely to have a material adverse effect on our financial position, results of operations, or cash flows.

9.	Risk Management

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The Company manages its credit risk relating to cash by dealing only with high-rated financial institutions as determined by rating agencies. As a result, credit risk is considered insignificant. The Company does not consider any of its financial assets to be impaired.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company is exposed to liquidity risk. The Company addresses its liquidity by raising capital through the issuance of equity and warrants. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the Company’s operations and financial results. The operating results and financial position of the Company are reported in U.S. dollars. As of September 30, 2025, the Company held the following amounts of financial assets and liabilities denominated in Canadian dollars:

F-13

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

	September 30, 2025		December 31, 2024
	CAD amount	USD value	CAD amount	USD value
Cash	7,765	5,578	47,832	33,244
Accounts receivable	69,853	50,176	111,816	77,712
Accounts payable	79,213	56,899	107,846	74,953

Other Risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

10.	Stockholders’ Equity

The authorized common shares of the Company consists of an unlimited number of common shares without par value. The Company’s common shares have no par value. All proceeds received for the issuance of common shares are attributed to common shares on the Company’s consolidated balance sheets.

On March 22, 2024, the Company closed a financing, raising $175,000 by issuing 700,000 common shares and 350,000 common share purchase warrants with an exercise price of $0.40 with an expiry date of March 20, 2026.

On March 28, 2024, the Company closed a financing, raising $1,150,000 by issuing 4,600,000 common shares and 2,300,000 common share purchase warrants with an exercise price of $0.40 with an expiry date of March 20, 2026.

On March 28, 2024, the Company closed a financing, raising $99,660 net of issue cost by issuing 222,222 common shares and 111,109 common share purchase warrants with an exercise price of $0.60 with an expiry date of March 28, 2026.

On April 18, 2024, the Company issued 850,000 restricted share units (“RSUs”) to officers, directors, and employees of the Company valued at $255,000. The RSUs vested immediately and were exercised. Additionally, on the same date, the Company granted 5,000,000 stock options to its directors, officers, and employees, valued at $1,186,310.

On April 23, 2024, the Company closed a financing, raising $2,768,650 by issuing 11,074,600 common shares and 5,537,300 common share purchase warrants with an exercise price of $0.40 with an expiry date of April 28, 2026. In connection with this financing, the Company issued 522,875 compensation warrants with an exercise price of $0.25 with an expiry date of April 29, 2026.

On April 30, 2024, the Company closed a financing, raising $402,300 by issuing 894,000 common shares and 447,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of May 1, 2026.

On April 30, 2024, the Company received $285,000 from a financing and subsequently issued the shares on January 14, 2025.

On December 31, 2024, the Company closed a financing, raising $210,000 by issuing 840,000 common shares.

On December 31, 2024, the Company closed a financing, raising $195,000 by issuing 433,333 common shares and 216,668 common share purchase warrants with an exercise price of $0.60 with an expiry date of December 31, 2026.

F-14

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

On December 31, 2024, the Company repriced 10,570,657 warrants that had had their expiration previously extended to January 31, 2025, from $0.75 to $0.35. 10,126,219 of those warrants were subsequently exercised in February 2025, raising $3,544,177 in equity.

On January 6, 2025, the Company closed a financing, raising $101,250 by issuing 225,000 common shares and 112,500 common share purchase warrants with an exercise price of $0.60 with an expiry date of January 6, 2027.

On January 14, 2025, the Company closed a financing, raising $75,000 by issuing 300,000 common shares.

On January 22, 2025, the Company closed a financing, raising $90,000 by issuing 200,000 common shares and 100,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of January 22, 2027.

On January 27, 2025, the Company issued 14,000,000 Performance Warrants to our chief executive officer pursuant to his executive employment agreement. The vesting of these warrants is subject to several performance milestones. The warrants are exercisable into common stock at $0.31 per share and expire January 27, 2035.

On February 1, 2025, the Company granted 500,000 options to our chief financial officer pursuant to his executive employment agreement. The options have an exercise price of $0.31 per share and expire on February 1, 2030.

On February 1, 2025, the Company granted 1,000,000 RSUs to our chief executive officer. These RSUs were subsequently exercised on April 1, 2025.

On February 10, 2025, the Company closed a financing, raising $136,500 by issuing 303,333 common shares and 151,667 common share purchase warrants with an exercise price of $0.60 with an expiry date of February 10, 2027.

On February 20, 2025, the Company closed a financing, raising $687,600 by issuing 1,527,999 common shares and 763,999 common share purchase warrants with an exercise price of $0.60 with an expiry date of February 20, 2027.

On March 3, 2025, the Company granted 318,856 RSUs to our directors.

On March 3, 2025, the Company granted 7,500,000 options to directors, officers, and employees. The options have an exercise price of $0.31 per share and expire on March 3, 2030.

On March 10, 2025, the Company closed a financing, raising $896,728 net of issue cost by issuing 2,061,112 common shares and 1,030,556 common share purchase warrants with an exercise price of $0.60 with an expiry date of March 10, 2027.

On April 14, 2025, the Company granted 600,000 options to our vice president of exploration. The options have an exercise price of $0.31 per share and expire on April 14, 2030.

On June 30, 2025, the Company issued 318,856 RSUs to our directors.

On August 11 and 18, 2025, the Company issued a total of 1,000,000 common shares pursuant to warrant exercises at a price of $0.60 per share.

On September 18, 2025, the Company issued 875,000 common shares pursuant to warrant exercises at a price of $0.60 per share.

On September 20, 2025, the Company issued 318,856 RSUs to our directors.

F-15

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

Share Purchase Warrants

The following summarizes the status of the Company’s warrants at September 30, 2025, and December 31, 2024:

	Number	Weighted Average exercise price
Balance, December 31, 2023	70,046,361	0.54
Issued	9,484,952	0.41
Exercised	—	—
Expired	(36,004)	0.75
Balance, December 31, 2024	79,495,309	0.47
Issued	2,158,722	0.60
Exercised	(12,001,219)	0.39
Expired	(444,438)	0.35
Balance, September 30, 2025	69,208,374	0.49

As at September 30, 2025, there were 69,208,374 warrants outstanding, with each warrant entitling the holder to acquire one common share of the Company at the prices noted below:

Number	Exercise Currency	Exercise Price	Remaining Contractual Life in Years	Expiry Date
563,945	US$	$0.60	0.03	October 11, 2025
1,400,000	US$	$0.60	0.09	November 2, 2025
5,530,873	US$	$0.50	0.18	December 4, 2025
14,068,489	US$	$0.50	0.21	December 16, 2025
724,512	US$	$0.50	0.21	December 16, 2025
724,512	US$	$0.25	0.21	December 16, 2025 (1)
75,000	US$	$0.60	0.25	December 29, 2025
5,548,697	US$	$0.50	0.25	December 30, 2025
225,200	US$	$0.50	0.25	December 30, 2025
225,200	US$	$0.25	0.25	December 30, 2025 (1)
11,224,617	US$	$0.50	0.33	January 29, 2026
468,560	US$	$0.25	0.33	January 29, 2026 (1)
468,560	US$	$0.50	0.33	January 29, 2026
8,451,152	US$	$0.50	0.40	February 24, 2026
107,520	US$	$0.25	0.40	February 24, 2026 (1)
107,520	US$	$0.50	0.40	February 24, 2026
2,650,000	US$	$0.40	0.47	March 20, 2026
1,994,559	US$	$0.50	0.48	March 23, 2026
1,944,559	US$	$0.50	0.48	March 24, 2026
111,109	US$	$0.60	0.49	March 28, 2026
2,415,460	US$	$0.50	0.49	March 29, 2026
5,537,300	US$	$0.40	0.58	April 28, 2026
522,875	US$	$0.25	0.58	April 29, 2026
447,000	US$	$0.60	0.58	May 1, 2026
1,296,130	US$	$0.50	0.84	August 3, 2026
216,668	US$	$0.60	1.25	December 31, 2026
112,500	US$	$0.60	1.27	January 6, 2027
100,000	US$	$0.60	1.31	January 22, 2027
151,667	US$	$0.60	1.36	February 10, 2027
763,999	US$	$0.60	1.39	February 20, 2027
1,030,556	US$	$0.60	1.44	March 10, 2027
69,208,374		$0.49	0.37

(1)	These compensation options entitle the holder to acquire a unit at a price of $0.25 per unit. Each unit is comprised of one common share and one warrant which can be exercised to acquire one additional common share at a price of $0.50 for a period of 60 months.
F-16

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

Also, as part of financings concluded during the nine months ended September 30, 2025, the following warrants were issued:

Number	Exercise Currency	Exercise Price	Expiry Date
112,500	US$	$0.60	January 6, 2027
100,000	US$	$0.60	January 22, 2027
151,667	US$	$0.60	February 10, 2027
763,999	US$	$0.60	February 20, 2027
1,030,556	US$	$0.60	March 10, 2027
2,158,722

The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model for warrants issued during the nine months ended September 30, 2025 and the year ended December 31, 2024 are as follows:

Issue Date	Risk Free Rate	Expected Life (Years)	Expected Volatility	Estimated Share Price
March 28, 2024	4.59%	2	125%	$0.27
March 28, 2024	4.59%	2	125%	$0.27
April 23, 2024	4.86%	2	125%	$0.27
April 30, 2024	5.04%	2	126%	$0.27
December 31, 2024	4.25%	2	141%	$0.27
January 6, 2025	4.28%	2	141%	$0.35
January 22, 2025	4.27%	2	141%	$0.35
February 10, 2025	3.89%	2	141%	$0.35
February 20, 2025	4.28%	2	168%	$0.35
March 10, 2025	3.89%	2	165%	$0.35

11.	Share-based Compensation

The Company adopted a Long-Term Incentive Plan (the “LTIP”) under which it is authorized to grant options to officers, directors, employees, and consultants, enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Existing Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options granted have a maximum term of five years and vest as determined by the Board of Directors.

On April 18, 2024, the Company issued 5,000,000 incentive stock options to officers, directors, consultants, and employees of the Company. The incentive stock options vested immediately, have a 5-year term, and an exercise price of US$0.30. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 4.65%; expected life of 5 years; expected volatility 136%; and estimated share price $0.27.

On November 18, 2024, the Company issued 300,000 incentive stock options to an employee of the Company. The incentive stock options vested immediately, have a 5-year term, and an exercise price of US$0.30. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 4.28%; expected life of 5 years; expected volatility 124%; and estimated share price $0.27.

During 2024, 1,650,000 options granted to former employees expired unexercised.

F-17

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

On February 1, 2025, the Company issued 500,000 incentive stock options to our chief financial officer. The incentive stock options vest one-third immediately, and one-third at each February 1, 2026 and 2027, have a 5-year term, and an exercise price of US$0.31. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 4.35%; expected life of 5 years; expected volatility 168%; and estimated share price $0.31.

On March 3, 2025, the Company granted 7,500,000 options to directors, officers, and employees. The incentive stock options vested immediately, have a 5-year term, and an exercise price of US$0.31. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 3.97%; expected life of 5 years; expected volatility 165%; and estimated share price $0.31.

A continuity schedule of outstanding stock options as of September 30, 2025, and the changes during the periods is as follows:

	Number of Stock Options Outstanding	Exercise Price ($)
Balance, December 31, 2023	3,000,000	0.25
Granted	5,000,000	0.30
Expired/ Forfeited	(1,650,000)	0.25
Balance, December 31, 2024	6,650,000	0.28
Granted	8,600,000	0.31
Expired/Forfeited	—	—
Balance, September 30, 2025	15,250,000	0.30

12.	Convertible loan

On February 2, 2024, the Company entered into a Convertible Loan Agreement with several parties, including the then-current CEO, whereby it borrowed $500,000, bearing interest at 6.5% per annum, convertible into common shares at the option of the lenders at a conversion price of $0.45 per share. The loan matures on February 2, 2026, and is subject to repayment at the option of the lenders under certain conditions including a change of control or initial public offering.

13.	Operating Leases

On June 20, 2025, the Company received notice of the termination of its lease at 401 Bay Street, pursuant to the liquidation proceedings of its landlord, Hudson’s Bay Company ULC, in the Ontario Superior Court of Justice. The Company has vacated the premises and has no further obligations under its commercial lease. Pursuant to the cancellation of the head lease the Company’s sub leases were also cancelled.

14.	Related Party Transactions

Related parties include the Board of Directors, close family members, other key management individuals and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

F-18

SILVER BOW MINING CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Unaudited

The Group incurred the following charges with directors and/or officers of the Group and/or companies controlled by them for the nine months ended September 30, 2025 and September 30, 2024:

	September 30, 2025	September 30, 2024
	($)	($)
Stock-based compensation – Officers and Directors	1,537,093	605,453
Management fees	4,455,754	483,788
	$5,992,847	$1,089,241

15.	Subsequent Events

Equity transactions

–	In October 2025, the Company issued 1,663,945 common shares pursuant to warrant exercises at a price of $0.60 per share.
–	On October 31, 2025 and November 7, 2025, the Company closed three separate financings, whereby existing shareholders covered under a previous corporate governance agreement exercised their pro-rata participation rights under that agreement to subscribe for a total of 12,451,368 common shares and 7,169,380 warrants with a weighted average exercise price of $0.46 for gross proceeds of $3,498,989.
–	On November 7, 2025, the Company granted certain directors, officers, employees and consultants 825,000 stock options at a price of $0.50 per option share.
–	On November 21, 2025 10,000,000 performance warrants were confirmed vested to an officer of the Company based on performance milestones met.

F-19

SILVER BOW MINING CORP.

(Formerly BLACKJACK SILVER CORP.)

Annual Audited Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in United States Dollars)

F-20

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Sliver Bow Mining Corp. (formerly Blackjack Silver Corp.):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sliver Bow Mining Corp. and its subsidiaries (the ‘Company’) as of December 31, 2024 and 2023, and the related consolidated statements of operations, consolidated changes in shareholder’s equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as, the ‘consolidated financial statements'). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of December 31, 2024, and 2023 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations since inception, negative cash flows from operating activities and has net current liabilities as of December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current and comparative period audits of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that:

PKF Antares is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).

F-21

(1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Accounting for the Acquisition of Mineral and Surface Rights (refer Notes 3,4,6)	Audit procedures

As discussed in Note 3, 4 and 6 of the consolidated financial statements for the years ended December 31, 2024, and 2023, the Company acquired a portfolio of mineral rights and surface rights for a cumulative amount of $37,254,528. Management was required to determine whether each acquisition should be accounted for as an asset acquisition or a business combination in accordance with ASC 805, Business Combinations. This determination involved significant management judgment, particularly in evaluating whether the acquired set of activities and assets constituted a business.

In addition, the Company issued equity instruments (common shares and warrants) as consideration for the acquisitions. Management determined the fair value of these instruments using valuation techniques involving significant estimates and assumptions, including market comparable, and share volatility. The accounting classification impacted on the recognition and measurement of acquired assets, the treatment of transaction costs, and related disclosures.

We identified the accounting for these acquisitions as a critical audit matter due to the complexity of applying the guidance in ASC 805, the significant judgment involved in the classification as a business combination or asset acquisition, the valuation of the consideration transferred, and the material impact of these judgments on the Company’s consolidated financial statements and related disclosures.

Our primary audit procedures related to the Company’s accounting for the acquisitions included the following:

●              Obtained and reviewed the acquisition agreements and supporting documentation to evaluate whether the transactions met the definition of a business combination or an asset acquisition under ASC 805.

●             Obtained an understanding of, and evaluated, the design and implementation of internal controls over the acquisition of mineral and surface rights, including controls related to management’s review and approval processes. Evaluated management’s analysis and rationale supporting the classification of the transactions as asset acquisitions, including the application of the screen test and other relevant criteria.

●              Assessed the reasonableness of the valuation methodologies used by management to determine the fair value of the equity instruments issued as consideration.

●              Tested key assumptions used in the valuation models, such as share price volatility, discount rate, and comparable market data.

●              Reviewed the related disclosures in the consolidated financial statements for consistency with the results of management’s accounting analysis and applicable accounting standards.

F-22

Auditor Tenure

We have served as the Company’s auditor since 2025.

Calgary, Canada	Professional Corporation
September 16, 2025	Chartered Professional Accountants

PKF Antares Professional Corporation Chartered Professional Accountants

Suite 700, 602 12 Avenue SW, Calgary, Canada T2R 1J3

T: +1 403 375 9955, www.pkfantares.com

PKF Antares is a member of PKF Global, the network of member firms of PKF International Limited, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).

F-23

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Consolidated Balance sheets

As at December 31, 2024, and 2023

(Expressed in United States dollars)

	Notes	December 31, 2024	December 31, 2023

ASSETS
Current Assets
Cash and cash equivalents		$255,630	1,590,770
Accounts receivable		33,745	24,888
Prepaid expenses		89,652	157,560
Deferred lease asset		1,273	7,225
Other current assets		39,587	30,314
		419,887	1,810,757
Non-current Assets
Property and equipment	5	99,641	99,952
Reclamation deposit	7	225,788	225,788
Advances to Ferry Lane	4	—	2,500,000
Mineral properties	3, 4, 6	37,254,528	27,430,669
Right-of-use asset	13	574,021	798,849
Total Assets		$38,573,865	$32,866,015

LIABILITIES AND SHAREHOLDER’S
EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$912,364	$371,285
Legal settlement payable	4	2,716,630	—
Option liability on legal settlement	4	322,076	—
Convertible loan	12	516,339	—
Lease liabilities	13	216,146	200,551
		4,683,555	571,836
Non-current Liabilities
Decommissioning provision	7	213,139	212,040
Long-term lease liabilities	13	368,305	635,844

Total Liabilities		5,264,999	1,419,720

Shareholder’s Equity
Share capital	10	35,179,387	30,376,674
Warrants	10	8,916,704	8,302,671
Additional paid-in capital		2,903,286	1,648,822
Accumulated deficit		(13,690,511)	(8,881,872)
		33,308.866	31,446,295
Total Liabilities and Shareholder’s Equity		$38,573,865	$32,866,015

Nature of Operations and Going Concern (Note 1)
Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

F-24

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Consolidated Statements of Operations

For the years ended December 31, 2024 and 2023

(Expressed in United States dollars)

	Notes	2024	2023

Operating Expenses		$254,184	$—
Project costs
Amortization and depreciation	5	29,620	16,533
Management fees		342,986	344,819
Salaries and wages		1,386,558	222,572
Directors’ fees		43,616	15,000
General and administrative		101,318	101,272
Insurance		56,380	36,735
Advertising and promotions		100,887	19,571
Advisory fees		468,732	—
Professional fees		513,955	244,636
Stock based compensation	11	1,509,464	—
Accretion on decommissioning liability	7	1,099	—
Operating lease expenses		297,863	296,021

Net loss from operations		$5,106,662	$1,297,159
Other (income) expenses
Share of loss in associate	3	—	277,753
Sub- lease income		(149,177)	(138,797)
Foreign exchange (gain) loss		(96,628)	(101,978)
Interest income		(27,474)	(11,981)
Interest expense		32,734	—
Other income		(57,478)	—
Total other (income) expenses		(298,023)	24,997
Net loss and comprehensive loss		$4,808,639	$1,322,156

Net loss per share, basic and diluted		0.0332	0.0155
Weighted average shares used to compute loss per share, basic and diluted		144,766,368	85,314,980

The accompanying notes are an integral part of these consolidated financial statements.

F-25

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Consolidated Statements of Changes in Shareholders Equity

For the years ended December 31, 2024 and 2023

Expressed in United States dollars

	Notes	Number of shares	Share capital	Warrants	Additional paid-in capital	Accumulated deficit	Total

Balance at December 31, 2022		61,762,516	$10,327,608	$4,605,330	$1,625,333	$(7,559,716)	$8,998,555

Issue of share capital - private placements		3,425,000	923,225	—	—	—	923,225
Fair value of warrants issued		—	—	454,275	—	—	454,275
Share issuance cost		—	(9,184)	—	—	—	(9,184)
Issue of share capital - Crescat	3, 4	1,275,000	500,000	—	—	—	500,000
Issue of shares and warrant– BBO acquisition	3, 4, 6	50,441,360	13,915,418	4,210,281	—	—	18,125,699
Issue of share and warrant– debt settlement		563,945	151,792	73,786	—	—	225,578
Issue of shares – warrant exercise		14,258,117	4,568,249	(1,008,946)	—	—	3,550,313
Warrants expired		—	8,566	(32,055)	23,489	—	—
Net loss for the year		—	—	—	—	(1,322,156)	(1,322,156)

Balance at December 31, 2023		131,725,938	$30,376,674	$8,302,671	$1,648,822	$(8,881,872)	$31,446,295

Issue of share capital - private placements		18,764,155	$4,214,439	—	—	—	$4,214,439
Fair value of warrants issued		—	—	950,022	—	—	950,022
Extension and repricing of warrants		—	335,989	(335,989)			—
Share issuance cost		—	(2,715)	—	—	—	(2,715)
Share-based payments	11	850,000	255,000	—	1,254,464	—	1,509,464
Net loss for the year		—	—	—	—	(4,808,639)	(4,808,639)

Balance at December 31, 2024		151,340,093	$35,179,387	$8,916,704	$2,903,286	($13,690,511)	$33,308,866

The accompanying notes are an integral part of these consolidated financial statements.

F-26

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

Expressed in United States dollars

	2024	2023

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the year	$(4,808,639)	$(1,332,156)
Items not affecting cash:

Stock based compensation (Note 13)	1,598,091	23,489
Share of loss in associate (Note 6)	—	277,753
Accretion of decommissioning provision	1,099
Depreciation	29,621	89,137

Deferred lease asset	5,952	(1,169)

Net change in non-cash working capital balances:
Net assets acquired	—	66,610
Accounts receivable	(8,857)	2,135
Prepaid expenses	67,908	(142,012)
Accounts payable and accrued liabilities	192,709	332,653
Net change in operating lease assets and liabilities	(27,116)	30,429
Other assets	(9,273)	(30,314)
Net cash flows used in operating activities	(2,636,429)	(673,445)

INVESTING ACTIVITIES
Mineral rights - BBO acquisition (refer note 3)	—	(1,380,049)
Mineral rights - (Ferry Lane) (Note 4)	(4,258,859)	(2,500,000)
Marketable securities	—	906,924
Property and equipment	(29,310)	(189,089)
Decommissioning provision	—	212,040
Reclamation deposit	—	(225,788)
Net cash flows used in investing activities	(4,288,169)	(3,175,962)

FINANCING ACTIVITIES
Proceeds from the issuance of shares and warrants	5, 075,834	5,129,891
Share issue costs	(2,715)	(9,184)
Proceeds of issuance of convertible loan	516,339	—
Net cash flows provided by financing activities	5,589,458	5,120,707

Net increase (decrease) in cash	(1,335,140)	1,271,300
Cash, beginning of year	1,590,770	319,470
Cash, end of year	$255,630	$1,590,770

Supplemental Disclosure of Non-Cash Transactions

a)	In 2023, the Company acquired an additional 75% interest in Butte Blackjack Operating LLC (BBO), mainly through non-cash issuances of shares and warrants, totaling $18,625,700 in fair value, along with $500,000 in common shares to Crescat. The amounts disclosed represent the actual cash paid for the transaction, refer to note 3 for details.

b)	In 2023, the Company advanced $2,500,000 in cash towards acquiring Ferry Lane Limited. In 2024, the Company completed the acquisition and settled legal claims for total consideration of $9,823,859, including $6,000,000 in cash, and balance in settlement payable in shares and cash, refer to note 4.
F-27

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

1.	Nature of Operations and Going Concern

Silver Bow Mining Corp. (the “Company” or “Silver Bow”) was incorporated on August 31, 2020 under the laws of the province of Ontario, Canada, under the name Blackjack Silver Corp. On February 18, 2025, the Company’s name was changed to Silver Bow Mining Corp., and on May 27, 2025 continued its incorporation to the province of British Columbia. The Company’s registered office is located at 1200-750 West Pender Street, Vancouver, BC V6C 2T8, and its corporate headquarters is located at 1401 Idaho Street, Butte, Montana 59701.

The Company is engaged in the acquisition, exploration, and development of mineral resource properties in Butte, Montana, USA. The Company’s primary business objective is to identify and evaluate prospective properties with the potential for future extraction and commercialization.

As of December 31, 2024, the Company is in the exploration stage and has not commenced commercial production or established mineral reserves.

The Company acquires its mineral properties through leases and ownership of patented mining claims and capitalizes acquisition costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering economically recoverable mineral reserves and obtaining the necessary funding to advance these properties.

These consolidated financial statements ("Financial Statements") are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from the date of approval of these Financial Statements from the Board of Directors. During the year ended December 31, 2024, the Company incurred a loss of $4,808,639 (2023 - $1,322,156) and an accumulated deficit of $13,690,511 (December 31, 2023 - $8,881,872). As of December 31, 2024, the Company had cash and cash equivalents of $255,630 (December 31, 2023 - $1,590,770), working capital deficiency of $4,263,668 (December 31, 2023 – positive working capital of $1,238,921).

The Company has no source of revenue and has specific requirements to maintain its mineral property interests and meet its obligations as they come due. Although the Company has raised funds in the past through debt, equity and strategic investors, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of, or eliminate one or more of its exploration programs, or relinquish its rights under the existing option and acquisition agreements. The above factors represent material uncertainties that cast substantial doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these Consolidated Financial Statements, adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses, and the consolidated balance sheet classifications used. Such adjustments could be material.

The consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 were authorized for issue in accordance with a resolution of the directors dated September 16, 2025.

2	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented in United States dollars, unless otherwise indicated.

F-28

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and following wholly owned subsidiaries:

Entity name	Organized in	With Effect From
SBM Montana LLC (formerly known as Butte Blackjack Operating, LLC)	Delaware, USA	August 29, 2023
Ferry Lane Limited	British Virgin Islands	March 21, 2024
Ferry Lane Management LLC	Wyoming, USA	May 24, 2024

All intercompany balances and transactions have been eliminated upon consolidation. The Company consolidates entities over which it has a controlling financial interest, generally through ownership of a majority of the voting interests, in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation. Prior to its full acquisition in 2023, investments in our subsidiary SBM Montana LLC (formerly known as Butte Blackjack Operating, LLC) were accounted for using the equity method.

Segments

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment. The Company’s CODM is its Chief Executive Officer.

The Company has one operating segment and one reportable segment. This segment relates to the acquisition and development of mineral resource properties in the United States. The CODM assesses financial performance and allocates resources based on the performance of the Company’s mineral properties and related activities.

Mineral Rights and Properties

The Company has established the existence of mineralized materials for certain projects, notably the Rainbow Block project in Butte, Montana. The Company has not established proven or probable reserves, as defined by industry standards, through the completion of a “final” or “bankable” feasibility study for any of its projects. As a result, the Company remains in the exploration stage and will continue to be classified as such until proven or probable reserves have been established.

In accordance with U.S. GAAP, expenditures relating to the acquisition of mineral rights are capitalized as incurred, while exploration and pre-extraction expenditures are expensed as incurred until such time as the Company exits the exploration stage by establishing proven or probable reserves. Expenditures relating to exploration activities, such as drill programs to establish mineralized materials, are expensed as incurred. Expenditures related to pre-extraction activities, such as construction of early infrastructure, are also expensed as incurred until reserves are established for that project, after which development expenditures are capitalized.

F-29

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

2	Summary of Significant Accounting Policies (Cont’d)

Asset Acquisitions

The Company performs a screen test as required under U.S. GAAP to determine whether a transaction is an asset acquisition under FASB ASC Topic 805, Business Combination. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset (or a group of similar identifiable assets), the assets acquired would not represent a business and we account for the acquisition as an asset acquisition.

In addition, when an acquisition does not meet the definition of a business combination as the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, we also account for the acquisition as an asset acquisition.

In an asset acquisition, any direct acquisition-related transaction costs are capitalized as part of the purchase consideration. Deferred taxes are recorded on temporary book/tax differences in an asset acquisition. There is no goodwill recorded, with any excess purchase price being allocated on a pro-rata basis to the acquired assets based on their relative fair values.

Foreign Currency

These consolidated financial statements are presented in U.S. dollars, unless otherwise specified. The functional currency of Silver Bow Mining Corp. is the U.S. dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar, based on the currency of the primary economic environment in which these subsidiaries operate.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive loss in the consolidated statements of comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. When the non-monetary gain or loss is recognized in statement of income, the exchange component is also recognized in the statement of income.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of bank deposits and term deposits with an original maturity of three months or less. Restricted cash is excluded from cash and cash equivalents and is included in long-term assets. Restricted cash relates to collateralization of its performance obligations with an unrelated third party, also known as performance bonds. These funds are not available for the payment of general corporate obligations.

F-30

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

Property and Equipment

Property and equipment are measured at cost, less accumulated depreciation and impairment loss (if any). Useful lives are based on the Company’s estimate at the date of acquisition and are depreciated straight-line as follows for each class of assets:

Category	Range
Furniture and equipment	5 years
Computer hardware and software	3 to 5 years
Leasehold improvements	Terms of the lease
Vehicles	5 years

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, including mineral interests, mine development assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets or asset groups may not be recoverable. Asset groups are defined as the lowest level of identifiable cash flows that are largely independent of other assets, which for the Company generally relate to individual mining properties or integrated mining operations.

Mineral rights and properties and mining properties are monitored for impairment based on factors such as natural resources prices, government regulations, our continued right to explore the area, exploration reports, assays, technical reports, drill results and the Company’s continued plans to fund exploration and development programs on the property. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the sum of the undiscounted future cash flows expected to result from its use and eventual disposition. If the undiscounted cash flows are less than the carrying amount, an impairment loss is measured as the excess of the carrying amount over the asset group’s fair value, which is determined using valuation techniques consistent with ASC 820, including market, cost, and income approaches. Impairment losses are recognized as part of operating losses in the consolidated statements of loss and comprehensive loss.

Impairment losses for long-lived assets held and used are recognized in the period identified and are not reversed in subsequent periods. Assets classified as held for sale are measured at the lower of carrying amount or fair value less cost to sell in accordance with ASC 360.

There were no indicators of impairment for long-lived assets as of December 31, 2024 or 2023.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, as well as for losses carried forward. Deferred income tax assets and liabilities are measured using enacted tax rates that are expected to apply when the temporary differences reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period in which the change is enacted.

F-31

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

The Company records a valuation allowance to reduce deferred income tax assets to the amount that is considered more likely than not to be realized. When the Company determines that it is not probable that some or all of the deferred tax assets will be realized, the valuation allowance is adjusted, with the corresponding impact recognized in income tax expense in the period such determination is made.

Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim surface areas and restore environmental conditions, including water quality, following the completion of mining activities. The Company recognizes the present value of future restoration and remediation costs as an asset retirement obligation (“ARO”) in the period in which an obligation is incurred, typically when the asset is acquired, constructed, developed, or placed into service.

Asset retirement obligations consist of estimated final well closures, decommissioning and removal of plant and equipment, and environmental remediation costs expected to be incurred in the future. The obligation is estimated based on current costs, which are escalated using an inflation rate and discounted using a credit-adjusted risk-free rate at inception.

The obligation is accreted over time to its future estimated settlement value, with accretion expense recognized in the consolidated statements of operations. Actual costs incurred to settle the obligations are charged against the liability when incurred.

Share-based Compensation

The Company measures share-based awards, typically stock options, at fair value on the date of grant and recognizes compensation expense over the requisite service period of the employees, brokers, or consultants. The fair value of stock options is determined using the Black-Scholes option pricing model. All share-based awards are classified as equity.

For awards with only service conditions and graded vesting schedules, compensation expense is recognized on a straight-line basis over the requisite service period for each separately vesting tranche, as though each tranche were a separate award. For all other awards, expense is recognized on a straight-line basis over the vesting period.

The Company’s estimates may be affected by variables including, but not limited to, expected stock price volatility, expected option life, employee exercise behavior, additional option grants, Company performance, and related tax impacts.

Warrants

Warrants issued in connection with share issuances have the proceeds allocated between the shares and the warrants based on their relative fair values. The fair value of the warrants is determined on the grant date using the Black-Scholes option pricing model. The fair value of the shares issued is determined based on recent financing transactions or other observable indicators of fair value at the time of issuance.

Warrants issued to brokers or other service providers are measured at their fair value on the grant date, using the Black-Scholes option pricing model.

The Company accounts for modifications of warrants in accordance with ASC 718 and recognizes any incremental fair value as additional share-based compensation expense.

F-32

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are recognized when the rights to receive or obligation to pay cash flows from the assets or liabilities have expired or been settled or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive loss (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL. Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of loss in the period in which they arise.

Fair Value of Financial Instruments

The Company measures certain financial instruments at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company categorizes its fair value measurements using a three-level hierarchy:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
●	Level 3: Unobservable inputs for the asset or liability, based on the Company’s own assumptions.

The classification of a financial instrument within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Earnings/(loss) per Share

Basic earnings or loss per share includes no potential dilution and is computed by dividing the earnings or loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings or loss per share reflects the potential dilution of securities that could share in the earnings or loss of the Company. Dilutive securities are excluded from the calculation of diluted weighted-average common shares outstanding if their effect would be anti-dilutive, based on the treasury stock method or due to a net loss from continuing operations.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party in making financial and operating decisions. Parties are also

F-33

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

considered related if they are subject to common control. Related parties may include individuals or corporate entities. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties, regardless of whether a price is charged.

Contingencies

Contingencies are assessed on an ongoing basis to evaluate the appropriateness of any liabilities and related disclosures. A liability is recognized when it is probable that a loss has been incurred and the amount can be reasonably estimated, in accordance with ASC 450, Contingencies. Once established, the carrying amount of a contingent liability is adjusted upon the occurrence of a recognizable event or when changes in facts and circumstances affect the previous assumptions regarding the likelihood or amount of loss. If recovery of a loss contingency is probable through insurance or other third-party arrangements, a corresponding asset is recognized. Legal costs are expensed as incurred. If legal costs are expected to be reimbursed, a receivable is recorded when recovery is probable.

Recently Issued Accounting Standards

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company’s operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures but does not expect that it will have a material impact on the Company. The Company will elect to adopt this standard prospectively when adopted.

On March 21, 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, which clarifies how an entity determines whether a profits interest or similar award (hereafter a “profits interest award”) is (1) within the scope of ASC 718 or (2) not a share-based payment arrangement and therefore within the scope of other guidance. This ASU will be effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The Company anticipates that it will not have a material impact on the Company.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements - Amendments to Remove References to the Concepts Statements. This ASU contains amendments to the Codification that removes references to various FASB Concepts Statements. The effort facilitates Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance and other minor improvements. While the amendments are not expected to result in significant changes for most entities, the FASB provided transition guidance since some entities could be affected. This ASU will be effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20) – Induced Conversions of Convertible Debt Instruments, or ASU 2024-04. The guidance in ASU 2024-04 clarifies the requirements related to accounting for the settlement of a debt instrument as an induced conversion when changes are made to conversion features as part of an offer to settle the instrument. This ASU is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The amendments may be applied either (1) prospectively to any settlements of convertible debt instruments that occur

F-34

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements, with a cumulative adjustment-effect adjustment to equity. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements, as well as reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ from these estimates.

Judgments, estimates, and assumptions where there is a significant risk of material adjustments to assets and liabilities in future accounting periods are outlined below:

●	Fair Value of Financial Instruments: The evaluation of the fair value of financial instruments, including warrants and options to purchase common shares, requires judgment in selecting the appropriate methodologies and models, as well as evaluating ranges of assumptions and financial inputs to calculate estimates of fair value.
●	Going Concern: These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based on planned actions that may or may not occur due to various factors, including the Company’s own resources and external market conditions.
●	Impairment
The Company assesses the carrying costs of the capitalized mineral properties for impairment indicators under ASC 360-10, “Impairment of long-lived assets”. If impairment indicators are identified, the Company evaluates its carrying value under ASC 930-360, “Extractive Activities - Mining”. An impairment is recognized if the sum of the expected undiscounted future cash flows is less than the carrying amount of mineral properties. Impairment losses, if any, are measured as the excess of the carrying amount of mineral properties over its estimated fair value. Based on the Company’s assessment, no impairment indicators were identified on the mineral properties for the years ended December 31, 2024, and 2023.
●	Asset acquisition Vs Business combination
Significant judgment is required to determine whether a transaction represents an asset acquisition or a business combination, as this decision impacts initial measurement, recognition, and subsequent accounting.
Both for asset acquisitions and business combinations, the allocation of the purchase price requires estimates of the fair value of identifiable assets and liabilities. Management must use assumptions based on market data and, where unavailable, unobservable inputs reflecting the entity’s best estimates, which could lead to material changes if these estimates are revised.

F-35

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

3.	Investment in Associate

On October 30, 2020, the Company entered into an agreement (the “BBO Agreement”) with ISLV Partners, LLC (“ISLV”) to form a special purpose vehicle, Butte Blackjack Operating, LLC ) (”BBO”) the interests in a 50-year lease on specific interests in Silver Bow County, Montana, referred to as the Butte Property. The Company paid ISLV $2,000,000 on October 30, 2020 to acquire a 25% interest in BBO subject to an additional payment to ISLV of $2,000,000, by December 15, 2021, to complete its purchase of the 25% interest. On December 14, 2021, the Company paid the second instalment of $2,000,000 and thus the Company held a 25% interest in BBO as at December 31, 2021.

During Phase 1 of the BBO Agreement, by funding certain expenditures totaling $5,000,000 by November 14, 2022, the Company’s BBO would increase to 50%. During Phase 2 of the BBO Agreement, by spending an additional $5,800,000 on certain activities by June 14, 2024, the Company’s ownership interest would increase to 75%. At any time on or after the commencement of Phase 2, ISLV had a put option, where it could have forced the Company to acquire the remaining 25% interest at 85% of fair market value which was to have been calculated at that time.

During the first quarter of 2023, ISLV and the Company commenced discussions to renegotiate the BBO Agreement. On April 18, 2023, the Company, ISLV and Crescat Capital LLC (“Crescat”), through various of its Crescat funds, signed a promissory note, whereby the Company advanced $500,000 to ISLV in advance of completing negotiations to consolidate 100% ownership of BBO through the Company. The loan was non-interest bearing, as long as it was not in default, and was secured against the property interest owned by ISLV. The terms of this loan required it to be paid before August 31, 2023 unless the parties entered into a restructuring transaction. The restructuring transaction was signed on July 31, 2023 and completed on August 29, 2023, making BBO a wholly-owned subsidiary of the Company.

In consideration for Crescat’s efforts in securing an agreement with ISLV, and in return for Crescat making a $500,000 payment to ISLV, the Company issued to Crescat 1,275,000 common shares on April 19, 2023 valued at $500,000.

On July 31, 2023, the Company and ISLV entered into a Securities Exchange Agreement. The restructuring transaction was finalized on August 29, 2023. With the restructuring completed, the Company owns a 100% direct interest in BBO. This agreement resulted in ISLV transferring its interest in BBO to the Company. In return, the Company issued 50,441,360 common shares and 35,215,106 common share purchase warrants valued at $18,125,700 to ISLV as noted in Notes 4 & 6.

As at December 31, 2022, the Company had advanced $4,979,402 to BBO. These advances were treated as related party advances and were non-interest bearing. In 2023, through the date of acquisition (note 7), an additional $875,049 was advanced and these balances were adjusted in the purchase consideration.

The following is a summary of the financial information of BBO on a 100% basis as at the specified date and for the period then ended, as disclosed in the table below, which is the most recent available information. The information is pursuant to BBO’s management prepared financial statements (unaudited) for the year ended December 31, 2022 and the period from January 1, 2023 to August 29, 2023 (date of acquisition).

As at	December 31, 2024	August 29, 2023
Total current assets	—	$389,060
Total current liabilities	—	6,176,902
Net Loss	—	$1,111,016
Proportionate share of net loss	—	277,753
F-36

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

The Company recognized a proportionate share of net loss of $277,753 from January 1, 2023 to August 29, 2023, being the date the acquisition was completed.

4.	Asset Acquisitions

On July 31, 2023, the Company and ISLV entered into a Securities Exchange Agreement which was finalized on August 29, 2023. With the restructuring completed, the Company owns a 100% direct interest in Butte Blackjack Operating LLC ("BBO") and the Butte property. This agreement resulted in ISLV transferring its 75% interest in BBO to the Company. In return, on August 31, 2023, the Company issued 50,441,360 common shares and 35,215,106 common share purchase warrants to ISLV and paid $500,000 cash.

In accordance with FASB ASC Topic 805, Business Combinations, the substance of the transaction is an asset acquisition, as the acquisition did not qualify as a business combination. As a result, the consideration has been allocated amongst the asset’s relative fair value. The assessment of the purchase price allocation on the date of acquisition has been determined as follows:

Purchase Price:
Fair value of 50,441,360 common shares issued	$13,915,418
Fair value of 35,215,106 warrants issued	4,210,282
Fair value of 1,275,000 common shares issued to Crescat	500,000
Cash payment ISLV	500,000
Receivable from BBO (adjusted)	5,859,452
Carrying value of 25% investment in associate (BBO)	2,512,127
Total purchase price (A)	$27,497,279

Net Assets Acquired: Current assets
Deposits and prepaid expenses	$67,743
Property and equipment	116,485
Reclamation deposit	225,788
Total	410,016
Current liabilities
Bank overdraft	20,956
Accounts payable and accrued liabilities	110,410
Decommissioning provision	212,040
Total	343,406
Net assets acquired (B)	$66,610

Acquisition costs allocated to mineral property acquisition costs (A-B)	$27,430,669

In September 2023, the Company entered into a Definitive Agreement (the “FL Acquisition Agreement”), amended November 15, 2023 and January 15, 2024, for the acquisition of all of the outstanding shares of Ferry Lane Limited (“FL”), a British Virgin Islands (“BVI”) corporation. At December 31, 2023, the Company had advanced $2,500,000 towards the total purchase price of $6,000,000. This acquisition was completed March 21, 2024.

F-37

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

Subsequent to the FL Acquisition Agreement, several disagreements and legal actions arose in relation to the acquisition. In order to settle these claims, the Company entered into an Asset Purchase and Release Agreement with Lane F Holdings LLC (“Lane F”) (the “Lane F Agreement”) on September 19, 2024. As a result of these agreements, all pending litigation and arbitration actions were dismissed.

The total consideration for the acquisitions of Ferry Lane amounted to $9,232,603, which consisted of cash payments of $6,000,000 as consideration for the FL Acquisition Agreement and the accrual for payments of $3,065,000 for the Lane F, of which at least $50,000  is to be paid in cash as reimbursement for costs incurred by Lane F or its agents and the remaining $3,015,000 is payable in cash or shares at the option of Lane F. Subsequent to the year-end, Lane F elected to receive $750,000 in cash and the remaining balance in shares to be issued valued at $0.45 per share. These shares were issued on July 1, 2025, and final payment of the cash component was made July 14, 2025.

At December 31, 2024, Lane F had not made its election, and therefore the liability includes an option component which was fair valued at $322,076.

As the acquisition of ferry lane did not qualify as a business combination under FASB ASC Topic 805, Business Combinations, it was accounted for as an asset acquisition. The purchase price was allocated based on the estimated fair value of the acquired assets and liabilities as follows:

Consideration	Amount ($)
Cash	$6,000,000
Promissory note	$750,000
Obligation to issue shares	$2,265,000
Transaction costs	$808,859
Total consideration value	$9,823,859
Net assets acquired	Amount ($)
Mineral properties	$9,823,859

Total net assets acquired	$9,823,859
5.	Property & Equipment, (net)

Property and equipment consist of the following:

	As of December 31,
	2024	2023
Computers, fixtures and office equipment	$65,042	$65,042
Vehicles	$39,233	$39,233
Leasehold improvements	$67,146	$37,836
Software	$46,978	$46,977
Total property and equipment	$218,399	$189,088
Less: Accumulated depreciation	($118,758)	($89,137)
Total property and equipment (net)	$99,641	$99,952

Aggregate depreciation expense for the years ended December 31, 2024, and 2023 was $29,620 and $16,533, respectively, and is included in the depreciation, and amortization, expense in the consolidated statements of loss and comprehensive loss.

F-38

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

6.	Mineral Rights and Properties

As of December 31, 2024, the Company held patented mineral and surface rights in Montana, USA. These mineral and surface rights were acquired through asset acquisitions referred to in Notes 3 and 4. The Company is required to make annual property tax payments of approximately $17,000 to maintain these properties.

As of December 31, 2024 and 2023, the activity of these mineral rights and properties was as follows:

Amount
Balance, December 31, 2022	—
Additions during the year	$27,430,669
Divestiture during the year	—
Balance, December 31, 2023	$27,430,669
Additions during the year	$9,823,859
Depletion during the year	—
Balance, December 31, 2024	$37,254,528

Project Locations and Status

●	The Butte Project, consisting of the Rainbow Block, Emma Block, Travona Block, and Marget Ann Block, is located in Silver Bow County, Montana. This project is currently in the exploration stage. As of December 31, 2024, the Company has capitalized $36,663,272 in mineral rights and property for this project. These properties are held as patented mineral and surface rights, consisting of approximately 3300 acres of mineral rights, and approximately 770 acres of surface rights.
●	The Butte Project is valued at its acquisition cost, and as the mineral and surface rights are privately owned, are classified as having an indefinite life.

The Rainbow Block using an independent valuer has calculated a Mineral Resource Estimate of 170 million ounces of silver equivalent.

7.	Decommissioning Provision and Reclamation Bond

The Company's decommissioning liability is a result of an application for an exploration license by SBM Montana LLC (formerly known as Butte Blackjack Operating LLC). The Company estimated its decommissioning liability at December 31, 2023 based on a risk-free discount rate of 3.17% and an inflation rate of 3.30%. The expected undiscounted future obligations allowing for inflation are $247,484 and based on management's best estimate the decommissioning is expected to occur over the next 5 years. On December 31, 2023, the estimated fair value of the liability is $212,040 (December 31, 2022 - $nil). Changes in the provision during the year ended December 31, 2023 are as follows:

As at December 31, 2024	2024	2023
	($)	($)
Decommissioning liability, beginning of year	212,040	—
Reclamation bond on acquisition of BBO (refer note 4)	—	212,040
Accretion for the year	1,099
Decommissioning liability, end of year	213,139	212,040
F-39

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

As required by the Montana Department of Environmental Quality, the Company was required to provide a bond for reclamation related to the exploration license. The Company paid $225,788, which amount is held on deposit by the Montana Department of Environmental Quality.

8.	Commitments and Contingencies

General Legal Matters

Other than routine litigation incidental to our business, or as described below, the Company is not currently a party to any material pending legal proceedings that management believes would be likely to have a material adverse effect on our financial position, results of operations, or cash flows.

9.	Risk Management

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company manages its credit risk relating to cash by dealing only with high-rated financial institutions as determined by rating agencies. As a result, credit risk is considered insignificant. The Company does not consider any of its financial assets to be impaired.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company is exposed to liquidity risk. The Company addresses its liquidity by raising capital through the issuance of equity and warrants. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the Company’s operations and financial results. The operating results and financial position of the Company are reported in U.S. dollars. As of December 31, 2024, the Company held the following amounts of financial assets and liabilities denominated in Canadian dollars:

	December 31, 2024		December 31, 2023
	CAD amount	USD value	CAD amount	USD value
Cash	47,832	33,244	665,695	503,332
Accounts receivable	111,816	77,712	28,820	21,791
Accounts payable	107,846	74,953	36,4082	267,157

Other Risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

F-40

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

10.	Stockholders’ Equity

The authorized common shares of the Company consists of an unlimited number of common shares without par value. The Company’s common shares have no par value. All proceeds received for the issuance of common shares are attributed to common shares on the Company’s consolidated balance sheets.

In consideration for Crescat’s efforts in securing an agreement with ISLV, the Company issued to Crescat 1,275,000 common shares on April 19, 2023.

As a result of the Securities Exchange Agreement with ISLV (Note 4) and restructuring transaction completed on August 29, 2023 the Company issued 50,441,360 common shares and 35,215,106 common share purchase warrants (Note 4) to ISLV.

On August 29, 2023, the Company closed financing, raising $400,000 by issuing 1,000,000 common shares and 1,000,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of August 29, 2025.

On September 18, 2023, the Company closed financing, raising $350,000 by issuing 875,000 common shares and 875,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of September 18, 2025.

On October 11, 2023, the Company completed a settlement of $225,578 of debt by issuing 563,945 common shares and 563,945 common share purchase warrants with an exercise price of $0.60 with an expiry date of October 11, 2025.

On November 2, 2023, the Company closed financing, raising $560,000 by issuing 1,400,000 common shares and 1,400,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of November 2, 2025.

On December 5, 2023, 14,258,117 warrants were exercised for gross proceeds of $3,564,529.

On December 29, 2023, the Company closed financing, raising $67,500 by issuing 150,000 common shares and 75,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of December 29, 2025.

On March 22, 2024, the Company closed a financing, raising $175,000 by issuing 700,000 common shares and 350,000 common share purchase warrants with an exercise price of $0.40 with an expiry date of March 20, 2026.

On March 28, 2024, the Company closed financing, raising $1,150,000 by issuing 4,600,000 common shares and 2,300,000 common share purchase warrants with an exercise price of $0.40 with an expiry date of March 20, 2026.

On March 28, 2024, the Company closed financing, raising $100,000 by issuing 222,222 common shares and 111,109 common share purchase warrants with an exercise price of $0.60 with an expiry date of March 28, 2026.

On April 18, 2024, the Company issued 850, 000 restricted share unites (“RSUs”) and employees of the Company. The RSUs vested immediately and were exercised.

F-41

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

On April 23, 2024, the Company closed financing, raising $2,768,650 by issuing 11,074,600 common shares and 5,537,300 common share purchase warrants with an exercise price of $0.40 with an expiry date of April 28, 2026. In connection with this financing, the Company issued 522,875 compensation warrants with an exercise price of $0.25 with an expiry date of April 29, 2026.

On April 30, 2024, the Company closed a financing, raising $402,300 by issuing 894,000 common shares and 447,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of May 1, 2026.

On December 31, 2024, the Company closed a financing, raising $210,000 by issuing 840,000 common shares.

On December 31, 2024, the Company closed a financing, raising $195,000 by issuing 433,333 common shares and 216,668 common share purchase warrants with an exercise price of $0.60 with an expiry date of December 31, 2026.

Share Purchase Warrants

The following summarizes the status of the Company’s warrants as of December 31, 2024 and December 31, 2023:

	Number	Weighted Average exercise price
Balance, December 31, 2022	45,534,772	$0.48
Issued	39,129,051	0.50
Exercised	(14,258,117)	0.25
Expired	(359,345)	0.25
Balance, December 31, 2023	70,046,361	0.54
Issued	9,484,952	0.41
Exercised	—	—
Expired	(36,004)	0.75
Balance, December 31, 2024	79,495,309	0.47
F-42

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

As at December 31, 2024, there were 79,495,309 warrants outstanding, with each warrant entitling the holder to acquire one common share of the Company at the prices noted below:

Number	Exercise Currency	Exercise Price	Remaining Contractual Life in Years	Expiry Date
3,072,400	US$	$0.50	0.93	December 4, 2025
2,458,473	US$	$0.50	0.93	December 4, 2025
7,493,000	US$	$0.50	0.96	December 16, 2025
6,575,489	US$	$0.50	0.96	December 16, 2025
724,512	US$	$0.50	0.96	December 16, 2025
724,512	US$	$0.25	0.96	December 16, 2025 (1)
2,982,200	US$	$0.50	1.00	December 30, 2025
2,566,497	US$	$0.50	1.00	December 30, 2025
225,200	US$	$0.50	1.00	December 30, 2025
225,200	US$	$0.25	1.00	December 30, 2025 (1)
6,027,000	US$	$0.50	1.08	January 29, 2026
5,197,617	US$	$0.50	1.08	January 29, 2026
468,560	US$	$0.25	1.08	January 29, 2026 (2)
468,560	US$	$0.50	1.08	January 29, 2026
4,634,000	US$	$0.50	1.15	February 24, 2026
3,708,034	US$	$0.50	1.15	February 24, 2026
107,520	US$	$0.25	1.15	February 24, 2026 (2)
107,520	US$	$0.50	1.15	February 24, 2026
96,278	US$	$0.50	1.15	February 24, 2026
12,800	US$	$0.50	1.15	February 24, 2026
2,108,000	US$	$0.50	1.23	March 24, 2026
864,194	US$	$0.50	1.23	March 23, 2026
886,599	US$	$0.50	1.23	March 24, 2026
80,000	US$	$0.50	1.23	March 24, 2026
1,112,916	US$	$0.50	1.24	March 29, 2026
1,073,672	US$	$0.50	1.24	March 29, 2026
228,872	US$	$0.50	1.24	March 24, 2026
720,000	US$	$0.50	1.59	August 3, 2026
576,130	US$	$0.50	1.59	August 3, 2026
2,772,000	US$	$0.35	0.08	February 15, 2025 (3)
2,218,099	US$	$0.35	0.08	February 15, 2025 (3)
1,500,000	US$	$0.35	0.08	February 15, 2025 (3)
1,200,270	US$	$0.35	0.08	February 15, 2025 (3)
1,600,000	US$	$0.35	0.08	February 15, 2025 (3)
1,280,288	US$	$0.35	0.08	February 15, 2025 (3)
1,000,000	US$	$0.60	0.66	August 29, 2025
875,000	US$	$0.60	0.72	September 18, 2025
563,945	US$	$0.60	0.78	October 11, 2025
1,400,000	US$	$0.60	0.84	November 2, 2025
75,000	US$	$0.60	1.00	December 29, 2025

F-43

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

2,650,000	US$	$0.40	1.22	March 20, 2026
111,109	US$	$0.60	1.24	March 28, 2026
5,537,300	US$	$0.40	1.32	April 28, 2026
522,875	US$	$0.25	1.33	April 29, 2026
447.000	US$	$0.60	1.33	May 1, 2026
216,668	US$	$0.60	2.00	December 31, 2026
79,495,309	US$	$0.47	0.95

(1)	These compensation options entitle the holder to acquire a unit at a price of $0.25 per unit. Each unit is comprised of one common share and one warrant which can be exercised to acquire one additional common share at a price of $0.50 for a period of 60 months.
(2)	These compensation warrants entitle the holder to acquire a unit at a price of $0.25 per unit. Each unit is comprised of one common share and one warrant which can be exercised to acquire one additional common share at a price of $0.50 for a period of 60 months.
(3)	These warrants’ expiration date was extended to January 31, 2025 from their original expiration dates pursuant a board resolution dated January 3, 2024. On December 31, 2025, the expiration date was further amended to February 15, 2025, and the exercise price was adjusted to $0.35 per share.

As a result of the Securities Exchange Agreement with ISLV (Note 4) and restructuring transaction completed on August 29, 2023 the Company issued 50,441,360 common shares and 35,215,106 common share purchase warrants to ISLV as noted below.

Number	Exercise Currency	Exercise Price	Expiry Date
96,022	CDN$	$0.25	September 10, 2023
6,401,440	US$	$0.25	October 26, 2023
2,458,473	US$	$0.50	December 4, 2025
6,575,489	US$	$0.50	December 16, 2025
2,566,497	US$	$0.50	December 30, 2025
5,197,617	US$	$0.50	January 28, 2026
3,708,034	US$	$0.50	February 21, 2026
96,278	US$	$0.50	February 24, 2026
864,194	US$	$0.50	March 24, 2026
886,599	US$	$0.50	March 23, 2026
1,073,672	US$	$0.50	March 29, 2026
576,130	US$	$0.50	August 3, 2026
2,218,099	US$	$0.75	January 12, 2024
1,200,270	US$	$0.75	February 15, 2024
1,280,288	US$	$0.75	March 15, 2024
16,004	US$	$0.75	August 5, 2024
35,215,106
F-44

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

Also, as part of financings concluded during the year ended December 31, 2024, the following warrants were issued:

Number	Exercise Currency	Exercise Price	Expiry Date
2,650,000	US$	$0.40	March 20, 2026
111,109	US$	$0.60	March 28, 2026
5,537,300	US$	$0.40	April 28, 2026
447,000	US$	$0.60	May 1, 2026
216,668	US$	$0.60	December 31, 2026
8,962,349

The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model for warrants issued to ISLV on August 29, 2023 are as follows:

Issue Date	Weighted Average Risk Free Rate	Weighted Average Expected Life (Years)	Weighted Average Expected Volatility	Weighted Average Estimated Share Price
August 29, 2023	5.00%	1.75	124%	$0.27

The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model for other warrants issued in 2024 and 2023 are as follows:

Issue Date	Risk Free Rate	Expected Life (Years)	Expected Volatility	Estimated Share Price

August 29, 2023	4.98%	2	124%	$0.27
September 18, 2023	5.05%	2	125%	$0.27
October 11, 2023	4.99%	2	125%	$0.27
November 2, 2023	4.98%	2	128%	$0.27
December 29, 2023	4.23%	2	129%	$0.27
March 28, 2024	4.59%	2	125%	$0.27
March 28, 2024	4.59%	2	125%	$0.27
April 23, 2024	4.86%	2	125%	$0.27
April 30, 2024	5.04%	2	126%	$0.27
December 31, 2024	4.25%	2	141%	$0.27

11.	Share-based Compensation

The Company adopted a Long-Term Incentive Plan (the “LTIP”) under which it is authorized to grant options to officers, directors, employees, and consultants, enabling them to acquire common shares of the Company. The number of shares reserved for issuance under the Existing Plan cannot exceed 10% of the outstanding common shares at the time of the grant. The options granted have a maximum term of five years and vest as determined by the Board of Directors.

F-45

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

On April 18, 2024, the Company issued 850,000 restricted share units (“RSUs”) to officers, directors, and employees of the Company. The RSUs vested immediately and were exercised.

On January 8, 2023, 1,500,000 stock options, held by the Company’s former CEO, expired unexercised.

On May 11, 2023 and August 14, 2023, 100,000 and 750,000 additional stock options, respectively, expired unexercised.

On April 18, 2024, the Company issued 5,000,000 incentive stock options to officers, directors, consultants, and employees of the Company. The incentive stock options vested immediately, have a 5-year term, and an exercise price of US$0.30. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 4.65%; expected life of 5 years; expected volatility 136%; and estimated share price $0.27.

On November 18, 2024, the Company issued 300,000 incentive stock options to an employee of the Company. The incentive stock options vested immediately, have a 5-year term, and an exercise price of US$0.30. The underlying weighted average assumptions used in the estimation of fair value in the Black-Scholes valuation model are as follows: risk free rate of 4.28%; expected life of 5 years; expected volatility 124%; and estimated share price $0.27

During 2024, 1,650,000 options granted to former employees expired unexercised.

A continuity schedule of outstanding stock options as of December 31, 2024, and the changes during the fiscal year periods is as follows:

	Number of Stock Options Outstanding	Exercise Price ($)
Balance, December 31, 2022	5,350,000	0.25
Expired/ Forfeited	(2,350,000)	0.25
Balance, December 31, 2023	3,000,000	0.25
Granted	5,300,000	0.30
Expired/ Forfeited	(1,650,000)	0.25
Balance, December 31, 2024	6,650,000	0.28
12.	Convertible loan

On February 2, 2024, the Company entered into a Convertible Loan Agreement with several parties, including the then-current CEO, whereby it borrowed $500,000, bearing interest at 6.5% per annum, convertible into common shares at the option of the lenders at a conversion price of $0.45 per share. The loan matures on February 2, 2026, and is subject to repayment at the option of the lenders under certain conditions including a change of control or initial public offering.

13.	Operating Leases

The Company accounts for office leases under FASB ASC Topic 842, Leases, which requires leases to be recognized as assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The Company recognizes in the balance sheet a liability to make lease payments (the lease liability) and the right-of-use asset representing the right to the underlying asset for the lease term. For leases with a term of twelve months or less, the Company has made an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The office leases all meet the definition of an operating lease. The Company has sublet some of its office space to other parties, and the income from the subleases are accounted for as lease income.

F-46

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

The Company adopted ASC 842 “Leases” as of January 1, 2022, the start of our 2022 fiscal year. The Company used the following elections and practical expedients:

-	Combine non-lease with lease components.
-	If a lease has a term of 12 months or less and does not include a purchase option, The Company elected not to apply ASC 842 recognition requirements.

The Company records a right-of-use asset and lease liability on our balance sheet for all leases in accordance with ASC 842 “Leases.” The Company currently has an operating lease for office space in Toronto, Ontario through June 30, 2027. Pursuant to the terms of the lease agreement, the Company paid monthly base rent plus additional rent of $31,013 from January 1, 2023, to May 31, 2023; $32,078 from June 1, 2023 through May 31, 2024 and $33,143 from June 1, 2024 through December 31, 2024. Additional rent is real estate taxes, operating expenses and utilities. The Company used a discount rate of 12.86% for computation of the right of use asset and lease liability. Total lease expense for the year ended December 31, 2024 and 2023, was $287,982 and $283,982, respectively.

At the end of the current lease term, the lease can be extended for an additional five-year period, July 1, 2027 to June 30, 2032. In addition, the Company as a lessee is required to pay general commercial liability insurance on the property with a policy face value amount of $5,000,000.

The Company is committed to minimum annual cash payments for base rent under this lease as follows:

Year	Payment
2025	$ 278,903
2026	289,775
2027	140,503
Total Payments	$ 709,180

Subleases

The Company’s lease income primarily consists of rent earned from operating leases from subleasing excess space in the Company’s leased office facility to third parties. These leases include a fixed base rent and do not contain any variable component. In the event of a lease and non-lease component scenario, the practical expedient is utilized.

Rental income from the Company’s leases at 401 Bay Street consists of a fixed monthly rent that escalates annually throughout the term of the lease and the tenant is generally responsible for all property-related expenses, including taxes and insurance, while maintenance is the responsibility of the Company and included in the computed lease rate.

These leases typically are for five-year terms and contain extension and termination options at the lessee’s election.

Total sublease income for the year ended December 31, 2024 and 2023 was $138,020 and $126,408, respectively.

F-47

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)
Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

The following table presents the undiscounted future minimum rents the Company expects to receive for its office subleases as of December 31, 2024.

Year	Future Minimum Rents
2025	$242,726
2026	248,780
2027	125,998
Total	$617,504
14.	Related Party Transactions

Related parties include the Board of Directors, close family members, other key management individuals and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

The Group incurred the following charges with directors and/or officers of the Group and/or companies controlled by them for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	($)	($)
Stock-based compensation – Officers and Directors	1,089,240	—
Management fees	454,294	244,842
	1,543,534	244,842

During the year ended December 31, 2023, the CEO advanced $225,578 to the Company. This amount was repaid in 2024.

15.	Income Taxes

a)      Provision for income tax

The following table reconciles the amount of reported income taxes in the statement of comprehensive loss with income taxes calculated at statutory income tax rates of 26.50%. The statutory income tax rate is the combined Canadian rates applicable in the jurisdictions in which the Company does business. The tax rate for deferred income taxes is 26.5%.

	Year Ended
	December 31, 2024	December 31, 2023
Loss before income taxes	$(4,556,639)	$(1,322,156)
Combined statutory income tax rate	26.5%	26.5%
Expected income tax recovery based on statuary rate	(1,207,509)	(350,371)
Increase (decrease) to the income tax expense resulting from:	(487)	(487)
Share issue costs charged directly to equity
Permanent difference, rate differential, and other	(87,951)	1,402,779
Change in deferred income tax asset not recognized	1,295,947	(1,051,921)
Income tax recovery	$—	$—
F-48

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

b)      Deferred income taxes

The primary differences that give rise to the deferred income tax balances are as follows:

	As at December 31,	As at December 31,
	2024	2023
Non-capital loss carry forwards	$1,646,310	$308,387
Share issue costs and other	24,368	60,737
Lease liability	2,427	8,035
	1,673,106	377,159
Less: valuation allowance	(1,673,106)	(377,159)
Total unrecognized deferred tax assets	$—	$—

At December 31, 2024 and 2023, the Company had recorded a 100% valuation allowance against its deferred income balances due to the uncertainty surrounding their realization.

c)   Tax loss carry forward balances

At December 31, 2024, the Company has non-capital losses, available to offset future taxable income for income tax purposes, of $1,673,106 (2023: $377,159) which will fully expire by 2044.

Deferred income taxes have not been recorded on the basis differences for investments in consolidated subsidiaries as these basis differences are indefinitely reinvested or will reverse in a non-taxable manner. Quantification of the deferred income tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

16.	Subsequent Events
a)	Equity transactions
●	On December 31, 2024 the Company repriced 10,570,657 warrants that had had their expiration previously extended to January 31, 2025, from $0.75 to $0.35. 10,126,219 of those warrants were subsequently exercised, raising $3,544,177 in equity. Additionally, several new equity financings were closed in the first quarter of 2025, raising $2,017,850 from the issuance of 4,617,444 common shares and 2,158,722 warrants to purchase common shares at an exercise price of $0.60, with an expiration of two years from their issuance.
●	On January 27, 2025, we issued 14,000,000 Performance Warrants to our chief executive officer pursuant to his Executive Employment Agreement. The vesting of these warrants is subject to several performance milestones. The warrants are exercisable into common shares at $0.31 per share and expire January 27, 2035.
●	On February 1, 2025, we granted 500,000 options to our chief financial officer pursuant to his executive employment agreement. The options have an exercise price of $0.31 per share and expire on February 1, 2030.
●	On February 1, 2025, we granted 1,000,000 RSUs to our chief executive officer. These RSUs were subsequently exercised on April 1, 2025.
F-49

SILVER BOW MINING CORP. (formerly BLACKJACK SILVER CORP.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

Expressed in United States dollars unless otherwise indicated

●	On March 3, 2025, we granted 7,500,000 options to directors, officers, and employees. The options have an exercise price of $0.31 per share and expire on March 3, 2030.
●	On March 3, 2025, we granted 318,856 RSUs to our directors.
●	On April 14, 2025, we granted 600,000 options to our vice president of exploration. The options have an exercise price of $0.31 per share and expire on April 14, 2030.
●	On June 30, 2025, we issued 318,856 RSUs to our directors.
b)	Legal settlement payable:
●	On April 30, 2025, Lane F elected to receive 5,033,333 shares and $750,000 in cash pursuant to the Lane F Agreement. On July 1, 2025, the Company issued 5,033,333 common shares in satisfaction of the share amounts due. The company paid $250,000 on April 30, 2025 and $500,000 plus $12,500 in interest on July 14, 2025.
c)	Salary accrual:
●	On April 21, 2025, the Board of Directors approved a bonus payment of $252,000 to the Company’s Chief Executive Officer for his performance for the fiscal year 2024, which has been accrued as of December 31, 2024 on these statements.
d)	Leases
●	On May 30, 2025, the Company received notice of the termination of its lease at 401 Bay Street, pursuant to the liquidation proceedings of its landlord, Hudson’s Bay Company ULC, in the Ontario Superior Court of Justice. The Company has vacated the premises and has no further obligations under its commercial lease.
e)	Purchase of Mineral rights
●	In February, 2025, Company closed a purchase from a third party of certain patented mining claims, known as the Goldsmith Block, for a price of $1,000,000.
F-50

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the common shares being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and NYSE American initial listing fee.

SEC registration fee	$
FINRA filing fee
NYSE American listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses (including legal fees)
Transfer agent and registrar fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of directors and officers

We are subject to the provisions of Part 5, Division 5 of the Business Corporations Act (British Columbia), or “BCBCA”. Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:

1.	indemnify an individual who:

●	is or was a director or officer of our company;

●	is or was a director or officer of another corporation (i) at a time when such corporation is or was an affiliate of our company; or (ii) at our request, or

●	at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties to which the eligible party is or may be liable; and

2.	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

●	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, and eligible proceeding.

●	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.
II-1

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

●	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or articles;
●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or articles;
●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or
●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of our company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

●	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

●	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;
●	order the enforcement of, or payment under, an agreement of indemnification entered into by us;
II-2

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83
●	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

●	make any other order the court considers appropriate.

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Under our articles, and subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with our company on the terms of the indemnity contained in our articles.

Under our articles, and subject to the BCBCA, we may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for us. We have entered into indemnity agreements with our directors and certain of our officers.

Pursuant to our articles, the failure of an eligible party to comply with the BCBCA or our articles does not, of itself, invalidate any indemnity to which he or she is entitled under our articles.

Under our articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

●	is or was our director, alternate director, officer, employee or agent;

●	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was our affiliate;

●	at our request, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

●	at our request, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

●	against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

In addition, we have entered into an indemnification agreement with each of our directors and our Chief Financial Officer, which requires us to indemnify them.

Item 15. Recent sales of unregistered securities

On January 12, 2022, the registrant entered into subscription agreements with certain beneficial purchasers for 2,772,000 units consisting of one common share and one common share purchase warrant for a price of $0.50 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.75 with an expiration of January 31, 2025. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act. Subsequently, the registrant repriced these warrants to an exercise price of $0.35 per common share and extended them to February 15, 2025.

II-3

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

From January through February 2022, the registrant closed 3 tranches of a unit offering for an aggregate of 8,100,000 units for a total purchase price of $4,050,000. Each unit was priced at $0.50 and consisted of one common share and one common share purchase warrant, each warrant exercisable at $0.75 for two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On August 5, 2022, the registrant entered into subscription agreements with certain beneficial purchasers for 20,000 units consisting of one common share and one common share purchase warrant for a price of $0.50 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.75 with an expiration of August 5, 2024. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On April 19, 2023, the registrant issued 1,275,000 common shares to an investor in consideration of the investor’s efforts in negotiating a promissory note transaction. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

On August 29, 2023, the registrant entered into a Securities Exchange Agreement with ISLV Partners, LLC (“ISLV”) whereby the registrant issued 50,441,360 common shares to ISLV and 35,215,106 warrants to purchase common shares as described below:

Number	Exercise Currency	Exercise Price	Expiry Date
96,022	C$	$0.25	September 10, 2023
6,401,440	US$	$0.25	October 26, 2023
2,458,473	US$	$0.50	December 4, 2025
6,575,489	US$	$0.50	December 16, 2025
2,566,497	US$	$0.50	December 30, 2025
5,197,617	US$	$0.50	January 28, 2026
3,708,034	US$	$0.50	February 21, 2026
96,278	US$	$0.50	February 24, 2026
864,194	US$	$0.50	March 24, 2026
886,599	US$	$0.50	March 23, 2026
1,073,672	US$	$0.50	March 29, 2026
576,130	US$	$0.50	August 3, 2026
2,218,099	US$	$0.75	January 12, 2024
1,200,270	US$	$0.75	February 15, 2024
1,280,288	US$	$0.75	March 15, 2024
16,004	US$	$0.75	August 5, 2024
35,215,106

From August through November 2023, the registrant entered into subscription agreements with certain beneficial purchasers for 3,275,000 units consisting of one common share and one common share purchase warrant for a price of $0.40 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.60 for a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On October 11, 2023, the registrant issued 563,945 common shares and 563,945 warrants to purchase common shares with an exercise price of $0.60 per share as settlement of amounts owing to our then-CEO, valued at $0.40 per share. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act

On December 5, 2023, the registrant issued 14,258,117 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.25 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

II-4

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

On December 29, 2023, the registrant issued 150,000 common shares and 75,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of December 29, 2025. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act

In March 2024, the registrant entered into subscription agreements with certain beneficial purchasers for 5,300,000 units consisting of one common share and one-half (1/2) common share purchase warrant for a price of $0.25 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.40 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In March 2024, the registrant entered into subscription agreements with certain beneficial purchasers for 222,222 units consisting of one common share and one-half (1/2) common share purchase warrant for a price of $0.45 per unit. Each warrant entitled the holder to acquire one common share at a price of $0.60 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In April 2024, the registrant issued 850,000 restricted share units to employees of the Company, which vested immediately. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In April 2024, the registrant closed a financing, raising $2,768,650 by issuing 11,074,600 common shares and 5,537,300 common share purchase warrants with an exercise price of $0.40 with an expiry date of April 28, 2026. In connection with this financing, the Company issued 522,875 compensation warrants with an exercise price of $0.25 with an expiry date of April 29, 2026.. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In April 2024, the registrant closed a financing, raising $402,300 by issuing 894,000 common shares and 447,000 common share purchase warrants with an exercise price of $0.60 with an expiry date of May 1, 2026. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

From December 2024 through January 2025, the registrant entered into subscription agreements with certain beneficial purchasers for 1,140,000 common shares at a price of $0.25 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

From December 2024 through March 2025, the registrant entered into subscription agreements with certain beneficial purchasers for 4,750,777 units for a price of $0.45 per unit. Each unit consisted of one of our common shares and one-half (1/2) common share purchase warrant. Each warrant entitled the holder to acquire one common share at a price of $0.60 with a term of two years. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In January 2025, the registrant issued 14,000,000 performance warrants to our chief executive officer pursuant to his executive employment agreement. The vesting of these warrants is subject to several performance milestones. The warrants are exercisable into common shares at $0.31 per share and expire January 27, 2035. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In February 2025, the registrant granted 500,000 options to our chief financial officer pursuant to his executive employment agreement. The options have an exercise price of $0.31 per share and expire on February 1, 2030. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In February 2025, the registrant issued 10,126,219 shares pursuant to warrant exercises by certain warrant holders at a price of $0.35 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In February 1, 2025, the registrant granted 1,000,000 restricted stock units to our chief executive officer and in April 2025, the registrant issued 1,000,000 shares pursuant to the settlement of such restricted stock units granted under our Long Term Incentive Plan to our Chief Executive Officer. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

II-5

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

In March 2025, the registrant granted 7,500,000 options to directors, officers, and employees. The options have an exercise price of $0.31 per share and expire on March 3, 2030. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In March 2025, the registrant granted 318,856 restricted stock units to our directors. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

In April 14, 2025, the registrant granted 600,000 options to our vice president of exploration. The options have an exercise price of $0.31 per share and expire on April 14, 2030. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

On June 30, 2025, the registrant issued 318,856 RSUs to our directors. The securities were issued pursuant to Rule 701 under the U.S. Securities Act.

On July 1, 2025, the registrant issued 5,033,333 common shares pursuant to the Asset Purchase and Release Agreement with Lane F Holdings, LLC. The securities were issued pursuant to Section 4(a)(2) of the U.S. Securities Act.

In August 2025, the registrant issued 1,000,000 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In September 2025, we issued 875,000 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In October 2025, the registrant issued 1,663,945 common shares pursuant to warrant exercises by certain warrant holders at a price of $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

On October 31, 2025, the registrant closed a private placement of units of the Company, pursuant to which we issued (i) 295,601 units at $0.40 per unit, consisting of 295,601 common shares and 295,601 warrants exercisable for common shares at $0.60 per share for a period of two years following the date of issuance, (ii) 3,948,457 units at $0.25 per unit, consisting of 3,948,457 common shares and 1,974,229 warrants exercisable for common shares at $0.40 per share for a period of two years following the date of issuance, and (iii) 116,908 units at $0.45 per unit, consisting of 116,908 common shares and 58,454 warrants exercisable for common shares at $0.60 per shares for a period of two years following the date of issuance. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act and Rule 903 of Regulation S.

On November 7, 2025, the registrant closed a private placement of units of the Company, pursuant to which we issued (i) 1,593,568 units at $0.40 per unit, consisting of 1,593,568 common shares and 1,593,568 warrants exercisable for common shares at $0.60 per share for a period of two years following the date of issuance, (ii) 6,109,896 units at $0.25 per unit, consisting of 6,109,896 common shares and 3,054,948 warrants exercisable for common shares at $0.40 per share for a period of two years following the date of issuance, and (iii) 398,789 units at $0.45 per unit, consisting of 398,789 common shares and 199,395 warrants exercisable for common shares at $0.60 per shares for a period of two years following the date of issuance. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act and Rule 903 of Regulation S.

In December 2025, the registrant issued 18,632,388 common shares pursuant to warrant exercises by certain warrant holders at prices ranging from $0.25 to $0.60 per share. The securities were issued pursuant to Rule 506 of Regulation D and Section 4(a)(2) of the U.S. Securities Act.

In December 2025, the registrant issued 29,913,579 common shares pursuant to warrants exercises by certain warrant holders on a cashless exercise basis. The securities were issued pursuant to Section 3(a)(9) of the U.S. Securities Act.

In December 2025, the registrant issued 2,189,980 common shares pursuant to the conversion of outstanding loan amounts held by certain investors. The securities were issued pursuant to Section 3(a)(9) of the U.S. Securities Act.

II-6

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement
3.1***	Notice of Articles
3.2***	Articles

4.1***	Specimen of Common Share Certificate

4.2***	Form of Warrant (December 2024-March 2025)

4.3***	Form of Warrant (2023-2024)

5.1*	Opinion of Morton Law LLP

10.1#***	Employment Agreement of Phillip Nickerson, dated April 14, 2025

10.2#***	Employment Agreement of Wade Black, dated February 1, 2025

10.3**+***	Asset Purchase and Release Agreement, by and between Blackjack Silver Corp. and Lane F Holdings LLC, dated September 19, 2024

10.4**+***	Net Smelter Returns Royalty Agreement, by and among Blackjack Silver Corp., Ferry Lane Limited, and Lane F Holdings, LLC, dated September 19, 2024

10.5**+***	Asset Purchase and Release Agreement, by and among Blackjack Silver Corp., Butte Blackjack Operating LLC, Ferry Lane Management, LLC, Ferry Lane Limited, New Butte Leasing, LLC, R. Allan Payne, Frank C. Crowley and Doney Crowley P.C., dated September 19, 2024

10.6**+***	Agreement, by and among Ferry Lane Limited, Arco Environmental Remediation, LLC and Atlantic Richfield Company, dated July 27, 2004

10.7**+***	Convertible Loan Agreement, by and among Blackjack Silver Corp., Swansea Holdings Inc., SBX Consultores Ltda., and Bruce R. Reid, dated February 2, 2024.

10.8***	Termination Settlement Letter Agreement, by and between Carl Hansen and Blackjack Silver Corp., dated January 23, 2025

10.9***	Resignation Agreement and Mutual Release, by and among Blackjack Silver Corp., Front Street Management Inc. and Julio DiGirolamo, dated August 21, 2024

10.10	Employment Agreement of C Travis Naugle

21.1***	Subsidiaries

23.1*	Consent of PKF Antares Professional Corporation Chartered Professional Accountants, independent registered public accounting firm

23.2*	Consent of Morton Law LLP (included in Exhibit 5.1)

23.3*	Consent of Dahrouge
24.1	Power of Attorney (included on the signature page hereto)

96.1	Technical Report Summary

107*	Calculation of Filing Fees Table

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

*	To be filed by amendment.
**	Certain portions of the exhibit that are not material and would be competitively harmful if publicly disclosed have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Copies of the unredacted exhibit will be furnished to the Commission upon request.
***	Previously filed with the registrants Draft Registration Statement filed on October 1, 2025
+	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request
#	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules

None.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first us.

II-9

Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Fort Collins, Colorado on                  , 2025.

SILVER BOW MINING CORP.

By:
Name: C. Travis Naugle
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kit Marrs, as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and                  , 2025.

Signature	Title

Chief Executive Officer and Chairman
C. Travis Naugle

Chief Financial Officer
Wade Black

Director
Steve Durbin

Director
David McMullin

Director
Andy Holloway

Director
Quinton Hennigh, M.Sc./Ph.D.

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Confidential Treatment Requested by Silver Bow Mining Corp. Pursuant to 17 C.F.R. Section 200.83

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in our capacity as the duly authorized representative in the United States, on                  , 2025

C. Travis Naugle

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